9/4


03029735

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REGISTRANT'S NAME Lend Lease Corp.

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SEP 11 2003
THOMSON FINANCIAL

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FILE NO. 82- 3498 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 9/4/03

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

20 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One hundred and fifty nine (159) pages

Dear Sir

Re: Stock Exchange Announcement
2002/03 Full Year Results

Lend Lease Corporation Limited today announced its full year results for the year ended 30 June 2003. Attached are the following documents:

ARIS
6-30-03

- Stock Exchange and Media Announcement
- Preliminary Final Report (Appendix 4E)
  - o Results for Announcement to the Market
  - o Annual Consolidated Financial Report
    - Management's Discussion and Analysis of Financial Condition and Results of Operations
    - Five Year Profile
    - Consolidated Financial Statements
  - o Independent Auditor's Report
- Presentation to be made to the Media and Analysts

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary



STOCK EXCHANGE AND MEDIA ANNOUNCEMENT 20 AUGUST 2003

2003 OPERATING RESULT POINTS TO IMPROVED OUTLOOK FOR LEND LEASE

A$230.2 Million Operating Profit After Tax (A$714.8 million Loss After Tax following REI Write-down)

Lend Lease Corporation Limited ("Lend Lease") today announced a net operating profit after tax of A$230.2 million for the year to 30 June 2003 and said it expected to report an increased net operating profit after tax in the range of A$240 million – A$250 million in 2004.

The outlook for Lend Lease's 2004 operating profit does not rely on contributions from the sale of any major assets or businesses.

Lend Lease's reported full year result to June 2003 was a loss of A$714.8 million after tax. This includes a total A$945 million write-down in the value of various Real Estate Investments ("REI") businesses in the US, Asia and Europe, slightly lower than the amount announced earlier this year.

In accordance with its revised dividend policy as announced in May, the company declared a final dividend of 20 cents per share unfranked, compared to the 10 cents per share fully franked interim dividend paid in March and the 9 cents per share fully franked final dividend for the 2002 financial year.

Lend Lease Group CEO, Mr Greg Clarke, said the company had dramatically reshaped its business model during the year and is now well placed to generate reliable earnings growth.

"The decision to exit the US REI business in an orderly way has certainly been expensive and painful, but it has been the right thing to do," Mr Clarke said.

"Lend Lease's future and its earnings visibility are a lot clearer today than this time last year.

"The businesses that we are going forward with are in very good shape, having achieved around 13% operating profit growth in 2003 with a better outlook in 2004.

"Lend Lease is in a strong position financially. Our net debt is only A$17.4 million and we had A$867 million in cash at 30 June 2003. We expect to realise additional cash of approximately A$750 million as we complete the exit from the US REI businesses. Most of this cash will have been received by the end of the calendar year," he said.

This excludes approximately A$400 million of co-investments that related to the businesses being exited, which Lend Lease is retaining and will realise over a period of time.

"With overall global economic conditions remaining challenging, we have secured A$88 million p.a. in sustainable, pre-tax operating savings, and have focused on growth opportunities like integrated urban and community development and real estate funds management here in Australia, healthcare PFIs in the UK and large military housing projects in the US," Mr Clarke said.

On a global basis, Bovis Lend Lease produced an excellent result, with profit after tax up 19% to A$133.7 million, Backlog Gross Profit Margin increasing 12% during the year to A$564 million and its profitability ratio up from 33% to 36%.

Despite very challenging conditions over the next 12 months in some of Bovis Lend Lease's project management and construction markets, the business is on track for 10% plus growth in profit after tax in 2004.

With the operating earnings performance returning to growth and the US REI exit well laid out, Lend Lease also implemented two capital management initiatives during the year to improve shareholder returns.

The company's dividend policy was changed to lift the payout ratio to between 60% and 80%. The final dividend for 2003 announced today reflects a 73% payout ratio.

In addition, Lend Lease also commenced a 10% share buyback program in June and has so far bought back 2.9% of its shares. The buyback program was suspended in the lead-up to the results announcement. As the company is currently in negotiations with its joint venture partners in respect of its investment in IBM Global Services Australia, the buyback will remain suspended for the time being.

Given the significant level of cash proceeds expected from the exit of the US REI businesses, the Group expects to have surplus cash at the completion of the current buyback. Mr Clarke said he intended to seek shareholder approval for a further 10% share buyback at the AGM in November this year.

The company also announced that it was suspending the annual allocation of 0.5% of its issued capital to the employee share plans, effective immediately.

Mr Clarke said employee share ownership has been and will remain an important part of the Lend Lease culture.

"We will continue to reward employees with Lend Lease shares. However, shares will be purchased on-market in the future. This will eliminate the dilutionary impact of the annual allocation to employee share plans on existing shareholders," he said.

OPERATIONS OVERVIEW

A key feature of Lend Lease's 2003 result was the division between the continuing operations which will form the basis of Lend Lease's future earnings and the continuing operations being divested following the decision to exit the US REI and other related REI businesses announced in

The continuing businesses have performed very well and are well placed to deliver further earnings growth going forward.

Key continuing operations results for 2003:

- Overall operations – up 13% to A$198.1 million (A$174.8 million June 2002).
- Bovis Lend Lease – up 19% to A$133.7 million (A$112.7 million June 2002).
- Integrated Development Services – down from A$40.6 million in 2002 to A$31.6 million at June 2003, but skewed by significant PFI bid costs in the UK for the Allenby/Connaught project bid (bid costs of A$13.9 million after tax) and health care projects not yet awarded. Australian development businesses performed very strongly and Actus Lend Lease in the US posted a 24% increase.
- Real Estate Investments – up 16.4% to A$93.1 million (A$80.0 million June 2002).

Discontinuing operations results:

While the net profit contributions from the discontinuing REI businesses increased by $8.8 million to $32.1 million in 2003, this was entirely due to reduced amortisation charges following the write-down of the carrying value of these businesses announced during the year. Operating earnings before amortisation from the discontinuing businesses were flat at $60 million after tax in 2003.

The outlook for these businesses, if they were to continue under Lend Lease ownership, would see them continue to impede the company's performance, underscoring the importance of the decision to exit.

FINANCIAL PERFORMANCE

In his profit analysis, Finance Director, Robert Tsenin, said that looking beyond the disappointment of the REI write-down, there were a number of very pleasing factors in the 2003 result.

"At the operating level, Lend Lease has delivered a quality result, which clearly points to its earnings growth capacity as we remove the drag created by the various REI businesses that has been so disappointing over the last two years," Mr Tsenin said.

"We have significantly reduced the contribution of net non-recurring items to the operating profit. Such items are down to just $15.7 million after tax, from A$64.8 million after tax in 2002.

"Continuing business operating earnings increased 32% to A$145.8 million after tax, while total investment income from investments like Bluewater in the UK and King of Prussia in the US are up 13% to A$61.2 million," Mr Tsenin said.

"We are in very good shape financially, with balance sheet capacity and very strong cashflows to give the company significant flexibility for its future capital management strategies," Mr Tsenin said.

Other financial highlights:

- Net interest expense improved as a result of higher average cash balances during the year, reduced by A$4.2 million after tax to A$11.9 million after tax in 2003.
- Net foreign exchange hedge benefits up 34% to A$22.6 million after tax.
- Group restructuring costs of A$32.5 million after tax were effectively offset by tax benefits brought to account that were not recognised in previous years and additional recoveries from the THI and Chelverton investments in the UK.

As previously announced, Mr Tsenin will retire from the Board and the company on 31 August 2003.

OUTLOOK

Mr Clarke said Lend Lease was well placed to achieve growth in both reported after tax earnings and on an earnings per share basis in 2004.

"There are a number of factors which will come into play," he said.

"The key point is that we expect our continuing operations to produce earnings that will more than offset the lower earnings we could expect to achieve from the REI businesses we are exiting.

"With the benefit of the share buybacks, we are looking for reported eps growth in excess of 10% in 2004.

"We still have lot of work to do in securing Lend Lease's future performance over the longer term, but I think the steps we have taken, and the operating result delivered in 2003, show that Lend Lease can and will do it." Mr Clarke said.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
Tel: 61 2 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 61 2 9236 6180

Attached: Summary of Continuing Business Operating Results – FY 2003

Attachment to Lend Lease Corporation Limited ASX & Media Statement on FY 2003 Results

PERFORMANCE OF CONTINUING OPERATIONS – FY 2003

SUMMARY

A key point about the 2003 result for Lend Lease was the performance of the company's on-going operations – those which will form the basis of Lend Lease's future earnings.

While the overall continuing operations were up 13% to $198.1 million (A$174.8 million in 2002), the key components of this result were:

- **Bovis Lend Lease**

  Bovis Lend Lease delivered a high quality result, up 19% to $133.7 million compared to A$112.7 million in 2002.

  Despite the difficult economic conditions, the key drivers determining Bovis Lend Lease's profitability continued to improve. New Work Secured was up 8% on the previous year to A$611 million. Bovis Lend Lease's Backlog Gross Profit Margin – the expected gross profit to be earned on committed contracts – was up 12% to A$564 million. In addition, there are a number of UK health care PFIs that are still in preferred bidder stage, which will increase Backlog by A$147 million when financial close is reached.

  Bovis Lend Lease's workload was well diversified across various sectors in each region, mitigating the impacts of traditional construction industry cyclicality.

  Activity in the commercial sector is expected to reduce in the UK and the US; however, Bovis Lend Lease is well placed to generate increased earnings in the health care and defence sectors in the UK, and the health care and education sectors in the US. In addition, we expect growth in earnings from the defence sector in the US through Actus Lend Lease.

  There was also a pleasing increase in the period of time over which Backlog earnings are expected to be realised, with the Backlog to be earned from 2006 and beyond increasing from 10% at June 2002 to 18% at June 2003.

- **Integrated Development Services**

  Profit after tax was A$31.6 million for the year compared to A$40.6 million after tax in 2002. Within the 2003 result, the Australian integrated urban and community development operations posted strong earnings growth, while Actus Lend Lease in the US posted a 24% increase in its full year profit after tax to A$4.2 million.

  A major reason for the lower overall earnings this year was the relatively high level of PFI bid costs expensed during the year (A$26 million after tax). However, there were two key points to note about these in 2003:

  1. In the UK health care sector A$3 million after tax related to projects Lend Lease has subsequently won and A$8 million after tax related to projects on which the company remains shortlisted. Collectively, these projects represent approximately £1.1 billion (A$2.7 billion) in capital spend.

2. Lend Lease expensed A$13.9 million after tax in respect of the Allenby/Connaught defence project bid during the year. The bid was unsuccessful; however, the size of that project and the potential earnings over 30 years made it a very large one-off opportunity with considerable earnings benefits that was worth pursuing despite the large bid cost.

In Australia there is an excellent base for growth within the two integrated development services businesses. Delfin Lend Lease's strongly performing master-planned residential community business delivered a 49% increase in operating profit to A$32 million for the year. Delfin Lend Lease's performance was driven by a healthy increase in the average price per lot sold and overhead reductions, and is positioned for further strong earnings growth in 2004. In addition, a profit after tax of A$11.2 million was earned on the sale of the North Lakes project in 2003.

The Australian urban development business contributed A$9 million profit after tax and has built significant earnings potential through the addition of major projects, such as the A$1 billion Rouse Hill Regional Centre in Sydney and the final stage of the Twin Waters residential community on the Sunshine Coast in south east Queensland.

The combined development businesses in Australia are well placed to generate earnings of A$50 million per annum in 2004 and further earnings growth beyond that.

Another highlight is Actus Lend Lease in the US, which achieved an overall profit increase of 24% for the year. The A$4.2 million after tax profit included the initial construction profits on the Fort Hood project (A$470 million capital spend) and development fees on the Beaufort/Parris Island project (A$250 million capital spend).

Actus Lend Lease is actively bidding on a number of other projects, all of which offer long term earnings opportunities. The company was recently awarded preferred bidder status on a US$5 billion U.S. Army base project in Hawaii over a 50 year period, with an initial capital spend of approximately US$1.8 billion.

- **Real Estate Investments**

All of Lend Lease's continuing REI businesses contributed profit increases in 2003.

Profit after tax was A$93.1 million compared to A$80 million in 2002, a 16% increase. The strength of that increase is highlighted, considering that the 2002 result included A$13 million after tax in one-off profits from the sale of Lend Lease's interests in Kiwi Property Group in New Zealand and Arrábida shopping centre in Portugal.

The major contributors were Australian REI operations (principally management of GPT and APPF), which were up 16% to A$28.4 million, and Lend Lease's earnings on its 30% interest in the Bluewater retail and leisure destination in the UK, which were up 16% to A$36.2 million after tax in 2003.

The Asian operations (principally management of the APIC Funds) produced a A$4.8 million profit after tax compared to a A$5.6 million loss after tax the previous year. The loss in 2002 included costs associated with proposed joint ventures in both Singapore and Japan.

ENDS



Lend Lease Corporation Limited

ABN 32 000 226 228

Appendix 4E

Preliminary Final Report
for the year ended 30 June 2003
(previous corresponding period being
the year ended 30 June 2002)

Results for Announcement to the Market

Key Information

	June 2003 A$m	June 2002 A$m	% Change
Revenue from ordinary activities	10,113.9	12,478.0	Down 18.9%
Profit/(loss) from ordinary activities after tax attributable to members	(714.8)	226.3	Down 415.9%
Net profit/(loss) for the period attributable to members	(714.8)	226.3	Down 415.9%

Dividends

	Amount per security	Franked amount per security
Final Dividend – Payable 18 September 2003	20 cents	Nil
Interim Dividend – Paid 19 March 2003	10 cents	10 cents
Total amount per share	30 cents	10 cents

The record date for determining entitlement to the final dividend is 4 September 2003.

As per the ASX announcement on 25 July 2003, the Board has decided to suspend the Share Election Plan and Share Purchase Plan from 1 September 2003. In addition, the Board has also decided to suspend the Dividend Reinvestment Plan (DRP) from 1 October 2003. This timing allows shareholders to participate in the DRP for the 2003 final dividend due to be paid on 18 September 2003. The DRP residual cash balances will be paid in March 2004 with the next interim dividend.

The remainder of the information requiring disclosure to comply with listing rule 4.3A is contained in the attached June 2003 Management Discussion and Analysis, June 2003 Annual Consolidated Financial Report and the additional information section below.

Additional Information

Net Tangible Assets

	June 2003	June 2002
Net Tangible Assets per security	$4.14	$4.07

The Annual General Meeting

The Annual General Meeting will be held at the City Recital Hall, Angel Place, Sydney at 2:00pm on Wednesday 12 November 2003. The annual report will be available early October 2003.



Lend Lease Corporation Limited

Annual Consolidated Financial Report

30 June 2003

Lend Lease Corporation Limited
Annual Consolidated Financial Report June 2003

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

All figures in this announcement are expressed in Australian Dollars unless otherwise specified.

The following discussion and analysis is based on the Group's Consolidated Financial Statements as at 30 June 2003, and should be read in conjunction with those Financial Statements.

Overview

Introduction

Lend Lease operated through two core business platforms. Real Estate Investments (REI) and Real Estate Solutions (RES), providing a broad range of real estate services to clients across major global markets and sectors.

REI's principal business is that of real estate investment management and RES' principal business is the provision of property related services, including construction, project management, design, development, capital raising and in some cases the ongoing management of assets.

Lend Lease operates in 42 countries. Its principal operations are in Australia, the USA and the UK. Some of the key factors influencing the business are the state of investment and real estate markets, the level of construction activity, global economic conditions, interest rates, taxation, and regulatory legislation. However, because the Group's operations consist of providing diversified services to a broad range of clients in many geographic locations, no one factor, in management's opinion, determines the Group's financial condition or the profitability of its operations.

Segment Results Summary

The financial results for the year ended June 2003 are summarised below. The segment results of the operating businesses exclude financing costs (which are included in Group Treasury), Corporate overheads, Group restructuring costs, amortisation charges and the writedown of the REI businesses, which are separately disclosed.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax[1]		Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Real Estate Solutions								
Bovis Lend Lease	8,460.9	10,220.7	207.9	181.5	133.7	112.7	2,920.5	3,391.3
Integrated Development Businesses	704.7	1,084.8	46.8	70.4	31.6	40.6	821.6	706.7
Total Real Estate Solutions	**9,165.6**	**11,305.5**	**254.7**	**251.9**	**165.3**	**153.3**	**3,742.1**	**4,098.0**
Real Estate Investments								
Continuing operations	222.1	278.8	137.0	118.9	93.1	80.0	1,324.2	1,268.1
Discontinuing operations[2]	625.8	740.9	78.3	73.5	60.0	60.8	1,663.5	2,590.7
Total Real Estate Investments	**847.9**	**1,019.7**	**215.3**	**192.4**	**153.1**	**140.8**	**2,987.7**	**3,858.8**
Total operating real Estate	**10,013.5**	**12,325.2**	**470.0**	**444.3**	**318.4**	**294.1**	**6,729.8**	**7,956.8**
Non core investments[3]	**33.0**	**95.8**	**15.7**	**73.7**	**22.2**	**54.1**	**79.9**	**95.4**
Corporate								
Net Corporate overheads	27.5	21.3	(54.1)	(30.4)	(13.3)	(40.8)		
Group amortisation								
Continuing operations			(47.4)	(44.4)	(47.4)	(44.4)		
Discontinuing operations			(27.9)	(37.5)	(27.9)	(37.5)		
Group Treasury	39.9	35.7	6.0	(14.6)	10.7	0.8	599.2	534.7
	67.4	**57.0**	**(123.4)**	**(126.9)**	**(77.9)**	**(121.9)**	**599.2**	**534.7**
Group restructuring costs			(47.3)		(32.5)			
Total Corporate	**67.4**	**57.0**	**(170.7)**	**(126.9)**	**(110.4)**	**(121.9)**	**599.2**	**537.7**
Total Group results before writedown of REI businesses[4]	**10,113.9**	**12,478.0**	**315.0**	**391.1**	**230.2**	**226.3**	**7,408.9**	**8,586.9**
Writedown of REI businesses			(882.0)		(945.0)			
Total Group	**10,113.9**	**12,478.0**	**(567.0)**	**391.1**	**(714.8)**	**226.3**	**7,408.9**	**8,586.9**

1 Operating profit/(loss) after tax is net of the amount attributable to outside equity interests of A$6.9 million (June 2002 A$12.5 million).
2 Discontinuing operations include those businesses which have been sold or are planned to be divested.
3 Non core investment income principally relates to the Group's investment in IBMGSA, Chelverton Group and THI plc. For the year ended June 2002, non core investments also included Westpac Banking Corporation.
4 Net contribution of discontinuing operations was A$32.1 million after tax (2002 A$23.3 million after tax).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Segment Results Summary continued

Operating Profit After Tax

Operating profit after tax before the writedown of the REI businesses increased from A$226.3 million for the year ended 30 June 2002 to A$230.2 million for the year ended 30 June 2003.

The operating profit after tax of RES increased from A$153.3 million in the year ended June 2002 to A$165.3 million in the year ended June 2003 driven by strong growth in Bovis Lend Lease where operating profit after tax increased from A$112.7 million in the year ended June 2002 to A$133.7 million in the year ended June 2003, an increase of A$21.0 million (19%). The Integrated Development Businesses (IDB) operating profit after tax declined by A$9.0 million (22%) from A$40.6 million in the year ended June 2002 to A$31.6 million in the year ended June 2003. The decline in IDB's operating profit after tax was principally due to expensing costs associated with bidding for PFI projects in the UK, including the writeoff of A$13.9 million after tax relating to the unsuccessful Allenby and Connaught bid and the writeoff of the Shell Centre project in London.

The operating profit after tax of REI increased 9% from A$140.8 million in the year ended June 2002 to A$153.1 million in the year ended June 2003. Operating profit after tax from continuing operations increased 18% due mainly to higher profit in Asia Pacific, principally attributable to a reduction in overheads.

The decline in operating profit after tax from the Group's non core investments from A$54.1 million in the year ended June 2002 to A$22.2 million in the year ended June 2003 is largely due to the year ended June 2002 including the final unwinding of the Westpac share hedge agreements, which contributed A$28.2 million to profit after tax.

The loss in Corporate decreased from A$121.9 million after tax in the year ended June 2002 to A$110.4 million in the year ended June 2003 principally due to the reduction in net Corporate overheads of A$27.5 million, the reduction in Group amortisation of A$6.6 million, and an increase in Group Treasury profit after tax of A$9.9 million, offset by A$32.5 million of Group restructuring costs, the benefit of which will be realised in the June 2004 and future financial years.

Taxation – Effective Tax Rate

The effective tax rate on operating profit (excluding the writedown of REI businesses) was 24.7% in the year ended June 2003 compared to 38.9% in the prior financial year. The lower effective tax rate includes the reversal of an over provision of prior year tax of A$13.1 million, while the June 2002 financial year included a charge for a prior year under provision of tax of A$7.5 million.

Writedown of REI Businesses

During the year Lend Lease announced provisions of up to US$600.0 million (A$988.0 million) after tax to reflect the diminution in the carrying value of REI assets, primarily relating to the US Real Estate Investments (REI US) business. The provisions followed an extensive review of the global REI business that has resulted in the decision to sell or discontinue a number of businesses in the US, Europe and Asia. Ultimately the June 2003 results included a charge of US$574.0 million (A$945.0 million) which was allocated as follows:

	US$m	A$m
Goodwill	148	252
Management agreements	210	351
Future income tax benefits	38	63
Other assets	56	86
Restructuring provisions and transaction costs	122	193
	574	945

Other assets include the writedown of the Project Enterprise IT system of A$41.2 million, fixed assets relating to businesses to be sold of A$14.5 million and investments and other assets of A$30.3 million. Restructuring provisions and transaction costs included redundancy and employee related costs of A$55.1 million, provision for excess lease space and IT capacity of A$44.0 million, costs associated with the wind down of the European REI business of A$13.7 million and transaction costs of A$17.8 million.

Discontinuing Operations

On 29 May 2003 Lend Lease announced its intention to exit certain REI businesses. These businesses have been classified as discontinued and include all US REI businesses, the Asia debt business and European non-retail REI businesses (including Global Fund but excluding Generali Lend Lease). For further details refer to the REI section of the MD&A.

Capital Management

On 29 May 2003 it was announced that the Group's dividend policy would be amended and that a share buyback program was to be implemented. The dividend payout ratio will be increased to between 60% and 80%, commencing with the final 2003 dividend to be paid in September 2003. The final 2003 dividend will not be franked and future dividends are expected to be unfranked for a period of time.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Capital Management continued

In June 2003 Lend Lease commenced execution of an on market buyback of its issued share capital and as at 30 June 2003 2.9 million shares (approximately 0.7% of issued capital) had been purchased at an average cost of A$8.69 per share. The buyback was suspended on 6 August 2003 and is expected to recommence on 21 August 2003 pending announcement of the 2003 financial year results. As at 6 August 2003 2.9% of issued capital (12.7 million shares) had been repurchased at an average cost of A$8.56 per share.

Revised Management Structure and Operating Cost Base

The Group's management structure has been reorganised on a regional basis. This has enabled the removal of the central REI and RES corporate management structures. Also during the year, in part as a response to weakening global economies, Lend Lease implemented a number of measures to reduce its overhead cost base. A one off cost of implementing these cost savings of A$47.3 million before tax (A$32.5 million after tax) was incurred in the year ended June 2003. The benefits from these initiatives will impact June 2004 and following financial years. This amount has been disclosed separately in the Corporate results.

Shareholders' Returns

		June 2003	June 2002	Increase/ (Decrease)	% Increase/ (Decrease)
EBITDA [1]					
Excluding writedown of REI businesses	A$m	473.7	593.2	(119.5)	(20.1)
Earnings per share (EPS) [2]					
Including writedown of REI businesses	cents	(163.1)	52.1	(215.2)	(413.1)
Excluding writedown of REI businesses	cents	52.5	52.1	0.4	0.8
Return on equity (ROE) for the financial year [3]					
Excluding writedown of REI businesses	%	6.5	6.1	0.4	6.6

1 EBITDA equals earnings before interest revenue, interest expense, income tax expense, depreciation and amortisation.
2 EPS calculation for June 2003 is derived using 438.5 million shares being the weighted average number of shares on issue during the year.
3 Represents the ratio of profit after tax to average shareholder equity.

While profit after tax increased by A$3.9 million, EBITDA (excluding the writedown of REI businesses) decreased by A$119.5 million. The following table provides a reconciliation of the variances in EBITDA and profit after tax.

	June 2003 A$m	June 2002 A$m	Increase/ (Decrease) A$m
Net profit attributable to members of Lend Lease Corporation Limited [1]	**230.2**	**226.3**	**3.9**
Profit attributable to outside equity interests	6.9	12.5	(5.6)
Depreciation/amortisation	132.3	151.4	(19.1)
Tax expense	77.9	152.3	(74.4)
Net interest	26.4	50.7	(24.3)
Total EBITDA [1]	**473.7**	**593.2**	**(119.5)**

1 Excluding the writedown of REI businesses.

The decrease in EBITDA of A$119.5 is mainly due to the Group restructuring costs (A$47.3 million) and increased Corporate overheads for one off items (A$20.4 million). In addition, the June 2002 year included the final Westpac hedge profit (A$39.0 million). This was offset by decreased amortisation, tax expense and net interest costs, generating a A$3.9 million increase in profit after tax in June 2003.

A comparison of ROE and EPS based on earnings both before and after amortisation is detailed below:

		June 2003		June 2002	
		Before Amortisation	After Amortisation	Before Amortisation	After Amortisation
Return on equity for the year excluding the writedown of REI businesses [1]	%	8.5	6.5	8.2	6.1
Earnings per share excluding the writedown of REI businesses	cents	71.3	52.5	75.0	52.1

1 ROE for the financial year before amortisation is calculated by adding back accumulated amortisation and the writedown of REI US businesses. Equity represents the average balance of equity for the year.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Shareholders' Returns continued

Excluding the impact of the writedown of REI businesses, EPS increased marginally to 52.5 cents for the year ended June 2003 from 52.1 cents for the year ended 2002 largely reflecting the small increase in operating profit after tax. The share buyback program which commenced in June had no material impact on EPS in the June 2003 financial year.

Excluding the impact of the writedown of REI businesses, ROE for the year ended June 2003 was 6.5% compared to 6.1% for the corresponding financial year. The increase in the ROE was principally due to a small increase in overall operating profit after tax in the year ended 30 June 2003 to A$230.2 million (excluding the REI writedown) from A$226.3 million for the prior financial year and the reduction in average shareholders equity from A$3.7 billion in the year ended June 2002 to A$3.5 billion in the year ended June 2003, principally due to the first writedown of the REI businesses at December 2002.

Prospects

The net operating profit after tax for the year ended June 2004 will be impacted by many factors, including the timing of the sale of discontinuing operations. Any delays in planned divestments beyond that currently anticipated, could adversely impact reported profit. Management expects growth in profits from continuing operations. The company expects to earn a net operating profit after tax in the range of A$240 million to A$250 million for the year ending June 2004. This outlook does not rely on contributions from the sale of any major assets or businesses. However, the future profit of Lend Lease will depend on a range of factors including the state of the global economy and property markets, competitor and regulatory pressures, further deployment of capital and other relevant factors that are not possible to predict with confidence.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES)

The RES business comprises Bovis Lend Lease (BLL) which provides construction, project management and design services and the Integrated Development Businesses (IDB) which provides capital raising, project design, development and asset management services.

Bovis Lend Lease

The principal activity of this business is that of construction and project management. BLL operates in 37 countries worldwide and is managed through three regions (Asia Pacific, Europe including the Middle East and Africa, and the Americas). In addition one global business unit, Global Markets Group, operates in the pharmaceutical sector.

Key Financial Results

	Revenue		Realised Gross Profit Margin		Operating Profit/(Loss) Before Tax		Operating Profit (Loss) After Tax	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Asia Pacific	1,326.7	1,355.3	110.6	109.0	41.1	45.4	23.5	27.4
Americas	4,292.6	5,572.9	205.5	208.1	94.5	89.5	56.5	51.9
Europe	1,916.7	2,478.8	209.4	188.1	83.3	64.7	60.3	44.8
Global Markets	924.9	813.7	57.7	40.9	16.9	9.4	12.7	7.4
Global Management					(27.9)	(27.5)	(19.3)	(18.8)
Total BLL	**8,460.9**	**10,220.7**	**583.2**	**546.1**	**207.9**	**181.5**	**133.7**	**112.7**

The prior year comparative numbers have been restated in that Actus Lend Lease in the Americas and Private Finance Initiative (PFI) projects in Europe are reported as part of the IDB and the micro-electronics business has been allocated from Global Markets to the regional BLL Businesses.

Revenue

BLL enters into a variety of contract types from 'Fee Services' contracts, where only the fee is recorded as revenue, to 'Construction Services' contracts, where the full value of the project (including third party costs) is recorded as revenue. For this reason, recorded revenues do not provide an accurate measure of the volume of work undertaken and the ratio of operating profit to revenue is not considered to be a useful measurement of profit margin.

Total revenues for the financial year ended June 2003 declined to A$8.5 billion from A$10.2 billion reported in the prior financial year. Excluding the impact of exchange rate movements of A$0.7 billion, total revenue decreased by A$1.0 billion mainly reflecting a change in the mix of contract types.

Operating Profit After Tax

BLL's operating profit after tax was A$133.7 million for the financial year ended June 2003, a 19% increase on the year ended June 2002. Lend Lease uses forward exchange contracts to hedge a portion of projected revenues and expenses from foreign operations. The exchange gains or losses on hedge contracts that relate to the current financial year are applied to the results of the respective businesses. The effect is to record profit from foreign operations at the effective hedged exchange rate. Similarly, Realised GPM has been adjusted to reflect the effective hedge rate. BLL has significant UK Pounds Sterling and US Dollar earnings. The exchange rates used in the financial year ended June 2003 compared to those used in the prior financial year reflects the relative movement in effective hedge rates of the Australian Dollar against both these currencies. The movement between the two hedge rates increased operating profit after tax by A$8.4 million for the year ended 30 June 2003. For further discussion on hedging policies refer to the Group Treasury section of the MD&A.

As noted on page 4 a charge of A$47.3 million before tax has been recognised within Corporate in respect of the one off costs relating to the overhead repositioning exercise of which A$33.7 million relates to BLL. The benefit from these initiatives will impact June 2004 and following financial years.

Asia Pacific

Operating profit after tax for the Asia Pacific business declined from A$27.4 million in the year ended June 2002 to A$23.5 million in the year ended June 2003, despite Realised GPM increasing by A$1.6 million to A$110.6 million. The year ended June 2002 included the recognition of profit of A$4.8 million after tax from BLL projects carried out for Lend Lease companies, these projects having been sold to third parties during the year, and a profit from the sale of sundry assets (A$1.8 million after tax). The profit from internal projects relates to the commercial and retail elements of the Newington project.

Americas

Operating profit after tax for the Americas increased from A$51.9 million in the year ended June 2002 to A$56.5 million in the year ended June 2003, an increase of A$4.6 million of which A$3.3 million was due to exchange rate movements. Realised GPM of A$205.5 million was A$2.6 million lower than for the year ended June 2002, primarily due to the prior year including a number of large projects such as the clean up of the World Trade Centre and the AOL Time Warner project. This decline in GPM was more than offset by overhead savings.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

Operating Profit After Tax continued

Europe

Operating profit after tax for the European business increased from A$44.8 million in the year ended June 2002 to A$60.3 million in the year ended June 2003, an increase of A$15.5 million of which A$5.1 million was due to exchange rate movements. Realised GPM increased from A$188.1 million in the year ended June 2002 to A$209.4 million in the year ended June 2003 principally due to large commercial projects in London such as BBC White City and Paternoster Square.

Global Markets

The Global Markets Group operates in the pharmaceutical sector. Operating profit after tax for the Global Markets business increased from A$7.4 million in the year ended June 2002 to A$12.7 million in the year ended June 2003. Realised GPM increased from A$40.9 million to A$57.7 million due to a number of large projects in the Asia region. The increase in Realised GPM was partly offset by increased overhead expenses as the Global Markets business invested in new countries.

Global Management

Global Management costs for the financial year reflect the expenses of the Global Executive Management Team and costs incurred on global projects such as IT systems and an international safety programme 'Incident and Injury Free'. Following the Group reorganisation along a regional basis, the RES Global Management structure, although separately reported in the 2003 financial year, has either been eliminated or merged into Lend Lease corporate or regional functions.

Profitability Ratio

As a result of the continued focus on overheads the profitability ratio for the year ended 30 June 2003 of 36% shows a strong improvement compared to 33% for the year ended 30 June 2002.

New Work Secured and Backlog GPM

New Work Secured is the value of GPM procured in the financial year. Backlog GPM is the expected GPM to be realised in future years from the total contracts committed at the end of a financial year. The following table provides a summary of New Work Secured for the financial year ended June 2003 and the Backlog GPM at that date.

	Opening Backlog GPM at June 2002 A$m	Plus: Foreign Exchange Adjustment[1] A$m	Plus: New Work Secured (GPM) to June 2003 A$m	Less: Realised GPM[2] to June 2003 A$m	Equals: Closing Backlog GPM at June 2003 A$m
Asia Pacific	68.9		126.9	(110.6)	85.2
Americas	195.2	18.9	199.6	(205.5)	208.2
Europe	186.4	8.2	257.0	(209.4)	242.2
Global Markets	53.5	4.8	27.8	(57.7)	28.4
BLL Backlog	**504.0**	**31.9**	**611.3**	**(583.2)**	**564.0**
Actus Lend Lease[3]	62.2	6.1	28.9	(42.5)	54.7
PFIs (Facilities Management)[3]	30.2	1.3	12.3	(1.9)	41.9
Total secured Backlog GPM	**596.4**	**39.3**	**652.5**	**(627.6)**	**660.6**
Preferred Bidder but not reached Financial Close	111.8	4.9	95.7		212.4
Total Preferred Bidder and reached Financial Close	**708.2**	**44.2**	**748.2**	**(627.6)**	**873.0**

1 The foreign exchange adjustment arises due to the difference in hedged exchange rates used at June 2002 to those used at June 2003.
2 Realised GPM flows through to profit before tax.
3 The GPM from Actus Lend Lease and PFIs are reported as part of the IDB.

The BLL closing Backlog GPM was A$564.0 million as at June 2003, an increase of 12% over the balance as at June 2002 of A$504.0 million. The value of New Work Secured for the financial year ended June 2003 was A$611.3 million, an 8% increase on the Work Secured in the year ended June 2002 of A$565.2 million. In addition, BLL and Actus Lend Lease have further projects in Europe and the Americas which are designated Preferred Bidder. These projects are expected to contribute a further A$212.4 million to Backlog GPM on the assumption they reach Financial Close.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

New Work Secured and Backlog GPM continued

The Backlog GPM as at June 2003 is expected to emerge or be realised over future reporting periods as follows:

	June 2004 %	June 2005 %	Post June 2005 %	Total %
Asia Pacific	67	21	12	100
Americas	62	30	8	100
Europe	49	23	28	100
Global Markets	83	8	9	100
Total BLL	**58**	**24**	**18**	100
Actus Lend Lease [1]	31	20	49	100
PFIs [1]	7	8	85	100
Total Actus Lend Lease and PFIs [1]	**21**	**15**	**64**	100
Preferred Bidder but not reached Financial Close	14	20	66	100
Total Preferred Bidder and reached Financial Close	**43**	**22**	**35**	100

1 The GPM from Actus Lend Lease and PFIs is reported as part of the IDB.

The Backlog GPM as at June 2003 is expected to emerge or be realised over future reporting periods as shown above. As at June 2003, 58% of BLL's Backlog is projected to be realised as profit in the year ending June 2004. The proportion of BLL secured Backlog GPM to be realised beyond a 12 month time frame increased from 38% at 30 June 2002 to 42% at 30 June 2003 which reflects an increase in long term projects such as the Single Living Accommodation Modernisation (SLAM) military project and PFIs in the UK.

Of the total BLL Backlog as at 30 June 2003, 58% is expected to be realised in the year ended June 2004. This GPM is expected to represent between 55% and 65% of Realised GPM for the year ending June 2004.

Performance Guarantees

Lend Lease provides performance guarantees to BLL clients in certain circumstances which usually relate to the guarantee that BLL will complete its obligations under its contracts with those clients. These guarantees have been provided in the ordinary course of business. The Directors do not believe that there is currently any material exposure to loss in relation to these guarantees.

BLL Definitions

Backlog Gross Profit Margin (Backlog GPM): represents the expected GPM to be earned for the balance of work to be completed under existing construction contracts (including ongoing facilities management). As construction contracts are progressively completed, Backlog GPM declines. As New Work is secured, Backlog GPM is replenished. Backlog GPM is translated to Australian Dollars using the current effective profit hedge rate.

Despite their long term nature, only ten years of Backlog GPM from facilities management contracts is recognised although a number of these contracts extend beyond 25 years.

Construction Services: BLL commits to the delivery of a completed project to the client, in accordance with negotiated time, cost and quality specifications. Typically, BLL enters into a fixed price contract, but may also be entitled to all or a share of any construction cost savings. Conversely, BLL has the risk of any cost overruns. These contracts may involve BLL undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated.

Fee Services: BLL provides management services on construction projects for clients. Under a standard form of Fee Services contract, BLL has no contractual responsibility for the overall construction of a project. Fees negotiated for this type of contract usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk.

Financial Close: This is the point at which the parties to a PFI project are irrevocably committed to the project through the execution of unconditional contracts.. It is normally evidenced by the drawdown of funding for the project to commence development and construction activities.

New Work Secured – Gross Profit Margin (New Work Secured): represents the estimated total project profit margin to be earned by BLL from projects which were secured during a financial period. When a written offer and acceptance occurs, the New Work Secured becomes part of Backlog GPM.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

BLL Definitions continued

Preferred Bidder: This is the point in a PFI project when the public sector client formally notifies one bidder that it has been selected from the short list of service providers, and intends to negotiate the contract with the Preferred Bidder on an exclusive basis. While this notification is a non contractual arrangement, it does however confirm the client's intention to proceed to Financial Close.

Private Finance Initiative (PFI): A PFI is similar to a PPP, the key difference being that in a PPP a private sector entity has responsibility for the capital and running costs of the facility, whereas a PFI involves various responsibilities and risks relating to the procurement and operation of a facility being transferred to the private sector. The public sector pays for the facility and the associated services over a long term contract period.

Profitability Ratio: represents the ratio of profit before tax to Realised GPM.

Public Private Partnership (PPP): In a PPP arrangement the Government or Government authority retains ownership and responsibility for the capital and running costs of a facility, however, it relies on a single contractor to take responsibility for the integration and management for the entire design and construction chain.

Realised Gross Profit Margin (Realised GPM): represents total project revenue less direct project related costs such as payments to subcontractors and staff, site and other costs incurred by BLL that are directly attributable to the project. It does not include the allocation of any general (or indirect) overheads.

During project construction it is Lend Lease's policy not to recognise profit on projects other than to cover overheads until the outcome of the contracts can be reliably determined and they are at least 50% complete.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB)

IDB pursues integrated real estate opportunities providing a range of services to clients including capital raising, project design and development as well as the ongoing management of the assets.

Key Financial Results

	Operating Revenue		Operating (Loss)/Profit Before Tax		Operating (Loss)/Profit After Tax		Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Asia Pacific								
Delfin Lend Lease	274.1	183.6	62.3	30.5	43.2	21.5	283.2	270.0
Lend Lease Development	26.6	183.9	16.4	46.3	13.1	24.3	254.9	215.3
	300.7	**367.5**	**78.7**	**76.8**	**56.3**	**45.8**	**538.1**	**485.3**
Americas								
Actus Lend Lease	286.1	193.8	9.4	7.8	4.2	3.4	63.6	57.8
Other	4.3	0.8	(1.1)	(13.2)	(0.6)	(7.9)	11.7	15.3
	290.4	**194.6**	**8.3**	**(5.4)**	**3.6**	**(4.5)**	**75.3**	**73.1**
Europe								
PFIs	32.0	17.8	(33.3)	(5.2)	(24.2)	2.2	18.7	13.2
Other	81.6	504.9	6.8	9.4	5.4	0.5	189.5	135.1
	113.6	**522.7**	**(26.5)**	**4.2**	**(18.8)**	**2.7**	**208.2**	**148.3**
Global Management			(13.7)	(5.2)	(9.5)	(3.4)		
Total	**704.7**	**1,084.8**	**46.8**	**70.4**	**31.6**	**40.6**	**821.6**	**706.7**

Asia Pacific

Revenue

Revenue for the year ended June 2003 of A$300.7 million (June 2002 A$367.5 million) related to Delfin Lend Lease sales of A$274.1 million (June 2002 A$183.6 million) and Lend Lease Development sales of A$26.6 million (June 2002 A$183.9 million).

The increase in revenue attributable to Delfin Lend Lease is primarily due to the proceeds from the sale of Lend Lease's interest in the North Lakes project (A$42.5 million) and a full years trading for Delfin Lend Lease which was acquired in August 2001.

Revenue from Lend Lease Development for the year ended June 2003 included Newington Precincts 1 and 3 which were equity accounted as Lend Lease only holds a 50% interest. Revenue from Lend Lease Development for the year ended June 2002 included Newington Precinct 2 (67% interest) and Precincts 4 and 5 (100% interest) which were consolidated.

Operating Profit After Tax

Operating profit after tax for the year ended June 2003 was A$56.3 million compared to A$45.8 million for the year ended June 2002. Delfin Lend Lease contributed A$43.2 million (June 2002 A$21.5 million), including A$11.2 million profit after tax on the sale of the North Lakes project. Lend Lease Development, principally Jacksons Landing and Olympic Village/Newington, contributed A$13.1 million (June 2002 A$24.3 million). The decline in profit from Lend Lease Development is due to the timing of unit releases at Newington and Jacksons Landing.

Operating profit after tax of A$24.3 million for Lend Lease Development in the year ended June 2002 included A$7.5 million from the sale of Newington Industrial Park and Newington Retail Centre. Delfin Lend Lease contributed a profit of A$21.5 million in the year ended June 2002, which comprised profits from Lend Lease's existing urban communities business, and the profits from Delfin Limited since its acquisition in August 2001.

Included in Lend Lease Development is Lend Lease's Asian operations which contributed an operating profit after tax of A$3.9 million in the year ended June 2003 (June 2002 A$3.5 million). The profit principally relates to the sale of previously written down assets. No development activity is currently being undertaken in Asia. The operating profit after tax for the financial year ended June 2002 also included a profit after tax of A$2.2 million from the sale of equity in the Da Chang Water Treatment Plant.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Asia Pacific continued

Overview of Businesses

Delfin Lend Lease

The business is focused on the creation of large scale urban centres through community building and development. The emphasis is on sustainable social, environmental and economic solutions through planning, urban design and infrastructure provision. The developments are usually carried out in partnership with a landowner and where ever possible the payments for land are linked to the proceeds from the sale of land lots. This achieves a lower risk profile as the development and resulting cash flows can be phased according to market conditions.

The following table provides a summary of the Delfin Lend Lease projects.

	June 2003	June 2002
Number of projects	21	21
Number of residential lots settled during the year	3,782	4,183
Average price per lot sold	A$96,800	A$86,000
Sales Backlog (number of lots)	34,500	42,900

During the year Delfin Lend Lease sold its interest in the North Lakes project to its joint venture partner for consideration of A$42.5 million, reducing Backlog by approximately 6,000 lots. This reduction in Backlog was partly offset by agreements with Boral Limited to undertake the Nelson Ridge project in Sydney, with approximately 1,500 lots and a mixed use site.

Lend Lease Development (LLD)

LLD is currently involved in three large development projects, two in Sydney and one in Melbourne. The two established projects, Jacksons Landing and Olympic Village/Newington, are mainly residential developments but include commercial, industrial and retail precincts. The development at Victoria Harbour in Melbourne is a waterfront regeneration project and will include residential, commercial and retail precincts. A further project, St Patrick's, is a smaller, premium residential project in Sydney.

A further two projects have been secured during the year ended June 2003, the Rouse Hill project in Sydney and the redevelopment of the Twin Waters Resort in South East Queensland. Including these additional projects, Lend Lease Development has a sales backlog of approximately 5,300 dwellings.

The key active projects are listed below:

Project	Investment/ Inventory at 30 June 2003 A$m	Investment/ Inventory at 30 June 2002 A$m	Expected Profit Emergence
Olympic Village/Newington, Sydney	12.6	8.0	Precincts 2, 4 and 5 completed, sold and profits recognised. Precincts 1 and 3 up to 2005.
Jacksons Landing, Sydney	79.5	86.0	Staged development up to 2007.
Victoria Harbour, Melbourne	17.9	11.5	Staged development over the next 20 years.
St Patricks, Sydney	4.4	14.3	Staged development over the next 5 years.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Asia Pacific continued

Overview of Businesses continued

Lend Lease Development (LLD) continued

Lend Lease Development has an interest in three other development led projects.

Project	Investment/ Inventory at 30 June 2003 A$m	Investment/ Inventory at 30 June 2002 A$m	Status
Fox Entertainment Precinct, Sydney	5.0	4.7	Continue to review options.
Darling Park III, Sydney	15.0	15.0	Continue to review options.
Hickson Road, Sydney	-	10.5	New office for Lend Lease in Sydney. Presold to Deutsche Office Trust.

Americas

Revenue

Revenue for the year ended June 2003 of A$290.4 million (June 2002 A$194.6 million) principally related to Actus Lend Lease. Revenue from Actus Lend Lease included the Fort Hood project of A$148.6 million (June 2002 A$65.7 million) which was under construction during the year and revenue from MILCON projects of A$122.6 million (June 2002 A$128.2 million).

Operating Profit/(Loss) After Tax

The operating profit after tax for the year ended June 2003 of A$3.6 million is largely attributable to Actus Lend Lease which had an operating profit of A$4.2 million, principally from the Fort Hood and Beaufort Parris Island projects. Actus Lend Lease's operating profit includes a charge of A$8.3 million relating to the cost of bidding for new military housing projects.

The operating loss after tax for the financial year ended June 2002 of A$4.5 million included a profit of A$3.4 million from Actus Lend Lease offset by a loss of A$7.9 million, principally related to overheads and the cost of pursuing project opportunities, including the San Francisco Piers project.

Overview of Businesses

Actus Lend Lease

The primary focus of Actus Lend Lease is the privatised Military Housing program for all branches of the US military. The current status of Actus Lend Lease projects is set out below.

Privatisation Projects

Base	Estimated Number of Units	Estimated Capital Spend[1] (A$m)	Status	Contract Length	Contract End Date
Fort Hood, Texas	5,900	470	Operational	50 years	2051
Beaufort Parris Island, South Carolina	1,700	250	Operational	50 years	2053
Fort Campbell, Kentucky	4,800	630	Preferred Bidder	50 years	2054
Army RCI, Hawaii	7,700	2,770	Preferred Bidder	50 years	2055
Total	**20,100**	**4,120**			

1 Over the initial five years of the contract.

The Backlog GPM in respect of Actus Lend Lease's privatisation projects at June 2003 was A$54.7 million and represents the GPM expected to be earned from Fort Hood and Beaufort Parris Island over the next ten years. Fort Campbell is expected to reach financial close during the 2004 financial year, which will further increase Backlog GPM. The Army RCI project in Hawaii, which was awarded Preferred Bidder status on 7 August 2003, is expected to reach financial close during the 2005 financial year, which will further increase Backlog GPM.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Americas continued

Overview of Businesses continued

Actus Lend Lease continued

Military Construction Projects (MILCON)

The US Government also procures construction services from Actus Lend Lease under the MILCON method. These projects are bid on a design and construction fixed price basis only. The projects do not involve any development project financing or facilities management of the site. The MILCON projects currently being carried out are set out below.

Base	Capital Spend (A$m)	Status
Fort Campbell	29	Under construction
Ford Island	63	Under construction
Travis	49	Under construction
Fort Huachuca	17	Under construction
Lemoore	60	Under construction
Hickam/Bellows	37	Under construction
Total	**255**	

Piers Development Project, San Francisco

The main development project in North America is The Piers on the waterfront in San Francisco. Lend Lease currently holds a 52% interest in the San Francisco Cruise Terminal joint venture. This venture has an exclusive right to negotiate with the Port of San Francisco to develop Piers 30 – 32. The project will be a mixed use development with the condominium portion expected to commence during the June 2004 financial year. Capitalised costs of A$11.7 million are included in inventory as at 30 June 2003.

Europe

Revenue

Revenue for the year ended June 2003 of A$113.6 million principally related to facilities management on PFI contracts of A$30.5 million and proceeds from the sale of the Tres Aguas shopping centre (A$43.7 million).

Revenue of A$522.7 million in the year ended June 2002 principally related to the sale of Touchwood, Solihull to the Lend Lease Retail Partnership (A$481.9 million) and additional revenue recognised from the sale of Overgate, Dundee of A$13.1 million due to additional space being let.

Operating Profit After Tax

The operating loss after tax for the year ended June 2003 was A$18.8 million. The profit on the sale of the investment in the company that owned the Tres Aguas shopping centre of A$12.7 million and further profit recognised from the sale of Touchwood, Solihull of A$5.5 million was offset by the cost of pursuing new projects, principally PFIs, of A$26.0 million (including A$13.9 million relating to the unsuccessful bid for the Allenby & Connaught military project) and the provision against costs incurred on the Shell Centre in London of A$10.5 million after tax.

The operating profit after tax for the year ended June 2002 of A$2.7 million included the profit on the sale of Touchwood, Solihull of A$24.1 million and a profit from the sale of Lend Lease's equity in the Calderdale PFI Hospital of A$15.4 million, offset by overheads and the cost of pursuing new, principally PFI-related projects.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Europe continued

Overview of Businesses

Urban Regeneration

The European business is currently pursuing a number of urban regeneration schemes in the UK. The key project secured to date is Greenwich Peninsula.

Project			Investment Inventory at 30 June 2003 A$m	Investment Inventory at 30 June 2002 A$m	Expected Profit Emergence
Greenwich Peninsula, London	–	RES in joint venture with Quintain Estates and English Partnerships, to regenerate approximately 190 acres of land at Greenwich Peninsula, East London, including the Millennium Dome.	13.8	8.4	2006 - 2018
	–	Planning consent attained subject to negotiation of infrastructure for the site with local council.			
	–	The project is in accordance with Lend Lease's strategy of leveraging third party capital. Under the terms of the agreement IDB is able to manage the drawdown of land to coincide with demand.			
	–	The development agreement was signed in May 2002 and the first profit is expected to be recognised in the 2006 financial year.			

Retail and Other Projects

Lend Lease's ongoing development activities are structured to reduce risk by increasingly operating on a fee for work basis with incentive fees linked to increases in asset value. The key developments are as follows:

Project			Investment Inventory at 30 June 2003 A$m	Investment Inventory at 30 June 2002 A$m	Expected Profit Emergence
Tres Aguas / Carlos III Madrid	–	Sale completed on 13 June 2003.	-	24.9	Sold
	–	Gross proceeds of A$43.7 million.			
	–	Profit after tax of A$12.7 million.			
Chapelfield, Norwich	–	Conditionally forward sold, with purchaser contributing A$100.0 million during the year.	163.1	76.0	2005/06
	–	The second payment is expected to be made following practical completion, subject to the centre being 70% let by value and area.			
	–	The centre is currently 37% pre let by value and 52% let by area.			
Shell Centre, London	–	At December 2002, the planning application was refused by local council.	-	12.2	Subject to appeal
	–	Investment of A$12.2 million before tax has been fully provided for.			
	–	An appeal has been lodged and a decision is not expected until June 2004.			
Bluewater Valley, Kent	–	Land adjacent to Bluewater shopping centre and development options are being evaluated.	13.0	13.2	Subject to development plan

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Europe continued

Overview of Businesses continued

Private Finance Initiative and Public Private Partnerships (PFI and PPP)

Lend Lease is established as a major infrastructure supplier in the UK healthcare sector. BLL provides the construction services while the facilities management, equity management, cost of bidding and management of PFI projects is managed within IDB.

Lend Lease currently has eight UK and one Italian health PFI projects at Preferred Bidder status or beyond. Lend Lease also has four education PFI projects and two Government accommodation PFIs. Lend Lease is committed to further selective investment in PFI and PPP projects and is currently actively bidding for further projects in the health and military sectors.

The status of IDB's PFI and PPP projects as at 30 June 2003 are set out below:

	Construction Revenue A$m	FM Revenue Backlog A$m[1]	Current Status	End Date
PFI Projects				
Health				
Calderdale Hospital (UK)	224.5[2]	47.3	Operational	May 2031
Worcester Hospital (UK)	215.0[2]	94.8	Operational	Dec 2031
Hexham Hospital (UK)	71.8[2]	17.3	Operational	Apr 2033
Brescia Hospital (Italy)	40.3		Under construction	Jun 2021
Roehampton Hospital (UK)	134.4	4.7	Preferred Bidder	Jun 2033
Manchester (UK)	930.2	62.5	Preferred Bidder	Dec 2037
Havering (UK)	496.1	47.5	Preferred Bidder	Sep 2036
Leeds (UK)	475.5	119.4	Preferred Bidder	Mar 2037
Burnley (UK)	69.8	6.5	Preferred Bidder	Jun 2033
Education				
Newcastle Schools (UK)	116.5	40.6	Under construction	Mar 2029
Lincoln Schools (UK)	45.5	15.5	Under construction	Sep 2032
Lilian Baylis School (UK)	33.9	11.6	Under construction	Aug 2029
Cork Maritime (Ireland)	75.2	13.2	Under construction	Aug 2029
Other				
Treasury 1 (UK)	296.6[2]	59.2	Operational	Aug 2037
Treasury 2 (UK)	368.7	75.5	Under construction	Aug 2037
	3,594.0	**615.6**		
PPP Projects				
Military				
SLAM (UK)[3,4]	2,303.5		Under construction	
	5,897.5	**615.6**		

1 FM Backlog Revenue only for first 10 years. All PFI contracts run for 30-35 years.
2 Construction phase of these projects has been completed.
3 The Single Living Accommodation Modernisation (SLAM) project has no predetermined end date.
4 SLAM involves building, refurbishing and maintaining the living accommodation at military bases across the United Kingdom. The project is being delivered by Debut Services Limited (a joint venture between Bovis Lend Lease and Babcock SGI).

A key issue in the PFI market in the UK is the high cost associated with bidding for new projects due to the requirement for detailed design to be submitted as part of the bidding process. No costs associated with the bidding process were capitalised on Lend Lease's balance sheet as at 30 June 2003, unless Lend Lease or its consortium had been declared Preferred Bidder and was therefore in sole negotiation on the project. A total of A$78.1 million of capitalised costs were carried on the balance sheet as at June 2003 in relation to projects where Lend Lease was the Preferred Bidder. The most significant projects, in terms of capitalised costs, are Havering Hospital (A$33.0 million) and Manchester Hospital (A$22.7 million), which are both expected to reach financial close by December 2003.

As the PFI model matures in the UK, it is anticipated, that the cost of bidding for new projects will be reduced, for example through the introduction of batched bidding.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI)

Strategic Review

On 29 May 2003, Lend Lease announced the finalisation of the REI strategic review. Lend Lease intends to simplify its strategy to one real estate services business, based on Bovis Lend Lease's presence around the world with selective specialisation in real estate development services and funds management in each of the major regions.

Accordingly, Lend Lease is exiting, over time, the North American real estate investments markets (both equity and debt) and real estate debt services, Asian debt markets including management of the International Distressed Debt Fund (IDDF) and other non performing loan servicing activities, certain components of the European real estate investments business and the Global Fund management advisory business.

Lend Lease remains committed to certain specialised regional real estate services and management businesses. In Australia and the Pacific it will continue to operate the asset and funds management businesses of GPT, APPF, Property Securities, various other investment funds and retail property management services but excluding the management of the Lend Lease US Office Trust. In Asia, it will manage APIC & APIC II and the retail property management businesses. In Europe, the business will essentially comprise the retail centre funds management and property management business (including the Lend Lease Retail Partnership, Lend Lease Overgate Partnership and the retail centres of Bluewater, Solihull and Overgate) and Generali Lend Lease (GLL).

As a result of the strategic review, Lend Lease announced writedowns totalling US$600.0 million (approximately A$988.0 million) after tax to reflect a diminution in carrying value and the cost of exiting those businesses. The actual final writedown reflected in the June 2003 Consolidated Financial Statements is US$574.0 million (A$945.0 million) after tax.

The following table details those businesses treated as discontinuing operations in the Group's Consolidated Financial Statements.

Entity/Business	Region	Purchaser/Intention	Effective Sale/Disposal date
US Equity Advisory	US	Morgan Stanley	Signed; consents outstanding
HCI	US	MuniMae	1 July 2003
CapMark	US	GMAC	14 July 2003
Asset Management – North America	US	GMAC	14 July 2003
Asset Management – Mexico	US	GMAC	To be determined
Debt Advisory	US	GMAC	Signed; consents outstanding
Program Lending	US	GMAC	29 July 2003
Lend Lease Hyperion JV	US	GMAC	12 August 2003
HFF	US	Management	17 June 2003
Cordia Senior Living	US	Management	30 June 2003
Winn Residential	US	Wind down	Not applicable
Lend Lease Rosen	US	Intended disposal	To be determined
Rosen Consulting	US	Intended disposal	To be determined
VEF series co-mingled fund platform	US	Intended disposal	To be determined
Lend Lease Mortgage Capital	US	Wachovia Corporation	Signed; consents outstanding
Structured Finance	US	Intended disposal	To be determined
Lend Lease Agri-Business	US	Intended disposal	To be determined
Lend Lease US Office Trust	Australia	Morgan Stanley	Signed; approval of LLUSOT Board required
Asia Debt	Asia	Intended disposal	To be determined
Global Fund Advisory	Global	Management	To be determined
Europe Non-Retail Equity	Europe	Wind down	Not applicable
Lend Lease Houlihan Rovers	Europe	Intended disposal	To be determined

Although no sales have been agreed or specific arrangements announced in respect of Lend Lease Rosen, Rosen Consulting, the VEF series co-mingled funds, Lend Lease Agri-Business, the Global Advisory business platform and the US REI co-investments, Lend Lease intends to exit these businesses and co-investments and, accordingly, they have been classified as discontinuing operations for the purposes of the Group's Consolidated Financial Statements.

Real Estate Investments (REI) continued

Key Financial Results

The key financial results of the continuing and discontinuing operations are shown in the following table.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Continuing Operations								
Australia and Pacific	91.7	109.8	43.5	39.5	30.9	30.0	143.2	155.4
Asia	12.4	21.2	7.3	(2.9)	4.8	(4.4)	90.1	179.9
Europe	94.0	125.6	62.2	60.1	43.0	41.4	754.4	601.1
North America[1]	24.0	22.2	24.0	22.2	14.4	13.0	336.5	331.7
Total continuing operations	**222.1**	**278.8**	**137.0**	**118.9**	**93.1**	**80.0**	**1,324.2**	**1,268.1**
Discontinuing Operations								
Australia and Pacific	3.9	2.3	1.9	1.0	1.4	0.6	1.9	1.4
Asia	19.2	32.9	(15.1)	(2.0)	(13.2)	(2.2)	69.2	84.2
Europe	31.6	9.8	2.2	(10.4)	4.9	(9.5)	176.2	108.7
North America	571.1	695.9	94.6	84.9	69.6	71.9	1,416.2	2,396.4
Global management			(5.3)		(2.7)			
Total Discontinuing operations	**625.8**	**740.9**	**78.3**	**73.5**	**60.0**	**60.8**	**1,663.5**	**2,590.7**
Total Global REI	**847.9**	**1,019.7**	**215.3**	**192.4**	**153.1**	**140.8**	**2,987.7**	**3,858.8**

1 Refers to investment income from King of Prussia.

Total REI operating profit after tax, excluding the writedown, increased 9% to A$153.1 million for the year ended June 2003 compared to A$140.8 million for June 2002.

Operating profit after tax from continuing operations increased A$13.1 million (16%) to A$93.1 million for the year ended June 2003 compared to A$80.0 million for June 2002. The increase in profit was mainly due to improvements in Asia which were principally attributed to a net reduction in expenses as June 2002 included A$9.5 million of expenses relating to the proposed JREIT joint venture with Tokyu.

Operating profit after tax from discontinuing operations decreased A$0.8 million (1%) to A$60.0 million for the year ended June 2003 compared to A$60.8 million for June 2002.

Global Assets Under Management (AUM)

		Continuing Operations				Discontinuing Operations	Total	
		Aust & Pacific A$b	Asia US$b	Europe - Retail £b	June 2003 Total A$b	June 2003 A$b	June 2003 A$b	June 2002 A$b
AUM at beginning of financial period[2]		10.7	0.6	1.7	16.2	69.9	86.1	92.1
Additions		2.0	0.4	0.1	3.0	11.3	14.3	11.5
Reductions		(1.5)	(0.4)		(2.2)	(7.9)	(10.1)	(9.7)
Net revaluations		0.4		0.1	0.7	0.2	0.9	(0.8)
Exchange gains/(loss)[1]					(0.3)	(8.9)	(9.2)	(7.0)
AUM at end of financial period		**11.6**	**0.6**	**1.9**	**17.4**	**64.6**	**82.0**	**86.1**
Period movement in AUM	%	8.4	0.0	11.8	7.4	(7.6)	(4.8)	(6.5)
AUM at end of financial period (excluding foreign currency impacts)	**A$b**	**11.6**	**1.2**	**4.9**	**17.7**	**73.5**	**91.2**	**93.1**
Exchange gain/(loss)[1]			(0.2)	(0.1)	(0.3)	(8.9)	(9.2)	(7.0)
AUM at end of financial period	**A$b**	**11.6**	**1.0**	**4.8**	**17.4**	**64.6**	**82.0**	**86.1**
Period movement in AUM (excluding currency changes)	%				9.2	5.2	5.9	1.1

1 Exchange gains/(loss) arises from exchange rate movements in translating AUM in local currency between June 2002 and June 2003.
2 Assets Under Management (AUM) – Equity: represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.
Assets Under Management (AUM) – Commercial Credit: represents the outstanding principal balance of commercial mortgage loans and mortgage backed securities where mortgage loans are actively managed in an advisory capacity on behalf of investors.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Global Assets Under Management (AUM) continued

Global AUM decreased by A$4.1 billion (4.8%) to A$82.0 billion for the year ended June 2003 compared to A$86.1 billion at June 2002. Excluding the impact of currency changes, Global AUM increased 5.9% for the year ended June 2003 compared to June 2002.

AUM for continuing operations increased A$1.2 billion (7.4%) to A$17.4 billion for the year ended June 2003 compared to A$16.2 billion for June 2002. Excluding the impact of currency changes, AUM for continuing operations increased 9.2% for the year ended June 2003 compared to June 2002.

		Discontinuing Operations					
		North America US$b	Aust & Pacific A$b	Asia US$b	Europe £b	Global Fund US$b	Total A$b
AUM at beginning of financial period[2]		**38.4**	**1.1**		**0.2**	**0.5**	**69.9**
Additions		5.3	0.2			1.2	11.3
Reduction		(4.5)			(0.1)		(7.9)
Net revaluations		0.1					0.2
Exchange gains/(loss)[1]							(8.9)
AUM at end of financial period		**39.3**	**1.3**	**-**	**0.1**	**1.7**	**64.6**
AUM at end of financial period	**A$b**	**69.0**	**1.3**	**-**	**0.2**	**3.0**	**73.5**
Exchange gain/(loss)[1]		(8.5)				(0.4)	(8.9)
AUM at end of financial period	**A$b**	**60.5**	**1.3**	**-**	**0.2**	**2.6**	**64.6**

1 Exchange gains/(loss) arises from exchange rate movements in translating AUM in local currency between June 2002 and June 2003.
2 Assets Under Management (AUM) – Equity: represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.
Assets Under Management (AUM) – Commercial Credit: represents the outstanding principal balance of commercial mortgage loans and mortgage backed securities where mortgage loans are actively managed in an advisory capacity on behalf of investors.

AUM for discontinuing operations decreased A$5.3 billion (7.6%) to A$64.6 billion at June 2003 compared to A$69.9 billion at June 2002. Excluding the impact of currency changes, AUM for discontinuing operations increased 5.2% for the year ended June 2003 compared to June 2002.

Global Assets Under Resolution (AUR)

There are no assets under resolution in respect of continuing businesses.

Global Loans Under Servicing (LUS)

There are no loans under servicing in respect of continuing businesses.

Funds Investment Performance

The investment performance of continuing funds is reviewed in each of the regional business sections.

Global Management Costs

Global management costs reflect the expenses of the Global Executive Management Team and other external costs for the six month period to 31 December 2002. With the move to the regional organisational structure announced in February 2003, all costs associated with the former global REI management structure for the six months ended June 2003 have been included in the results of the North American discontinued operations.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America

The REI North America business consists broadly of real estate equity investment, real estate debt services and certain related real estate activities.

Real Estate Equity

The real estate equity investment management businesses engage in the raising of investor capital, the acquisition/disposition of real estate assets and the investment/asset management of real estate assets for clients. Lend Lease has announced the sale or intended disposal of its Real Estate Equity business.

Although no sale has been agreed or specific arrangements announced, Lend Lease continues to explore options to exit its investment in the VEF series (VEF), Lend Lease Rosen (LLR) and the Rosen Consulting Group (RCG) businesses. Accordingly, all Real Estate Equity businesses have been categorised as discontinuing operations in the Analysis of Results table on the following page.

Real Estate Debt

The real estate debt businesses raise investor capital, originate real estate loans, invest in real estate debt related products, manage real estate loans and service real estate loans for clients. Lend Lease has announced the sale or intended disposal of its Real Estate Debt and servicing businesses.

Although no sale has been agreed or specific arrangements announced, Lend Lease continues to explore options to exit its investment in Lend Lease Agri-Business (LLAG). Accordingly, all Real Estate Debt businesses have been categorised as discontinuing operations in the Analysis of Results table on the following page.

Co-Investments

Lend Lease is to exit its US co-investments over time. Accordingly, income earned on co-investments for the year ended June 2003 is categorised as discontinuing operations and constitute Investment income in the Analysis of Results table following. King of Prussia is included in continuing operations.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Analysis of Results

The results of REI's operations analysed between continuing and discontinuing operations are set out below:

	Continuing Operations		Discontinuing Operations		Total			
	June 2003	June 2002	June 2003	June 2002	June 2003		June 2002	
	US$m	US$m	US$m	US$m	US$m	A$m	US$m	A$m
Annuity Fees								
Asset management fees			100.6	97.8	100.6	171.4	97.8	188.1
Property management fees			2.0	2.6	2.0	3.4	2.6	5.0
Mortgage servicing revenue			65.5	70.1	65.5	111.6	70.1	134.8
Total annuity fees	**-**	**-**	**168.1**	**170.5**	**168.1**	**286.4**	**170.5**	**327.9**
Transaction Fees								
Acquisition/disposition fees			60.5	52.2	60.5	103.1	52.2	100.4
Origination fees			79.2	88.5	79.2	134.9	88.5	170.2
Incentive fees			8.1	9.6	8.1	13.8	9.6	18.5
Other fees and income			17.2	22.0	17.2	29.3	22.0	42.2
Total transaction fees	**-**	**-**	**165.0**	**172.3**	**165.0**	**281.1**	**172.3**	**331.3**
Total operational revenue	**-**	**-**	**333.1**	**342.8**	**333.1**	**567.5**	**342.8**	**659.2**
Business expenses			(274.1)	(283.5)	(274.1)	(466.9)	(283.5)	(545.2)
REI corporate overheads			(14.3)	(17.5)	(14.3)	(24.5)	(17.5)	(33.7)
Net operating income	**-**	**-**	**44.7**	**41.8**	**44.7**	**76.1**	**41.8**	**80.3**
Investment income	14.1	14.2	6.1	5.0	20.2	34.4	19.2	37.0
Equity accounted profits			1.4	4.9	1.4	2.4	4.9	9.4
Gain on sale of investments			1.1	2.4	1.1	1.9	2.4	4.6
Profit before tax	**14.1**	**14.2**	**53.3**	**54.1**	**67.4**	**114.8**	**68.3**	**131.3**
Profit/(loss) on FX hedge						3.8		(24.2)
Profit before tax (after FX hedge)	**14.1**	**14.2**	**53.3**	**54.1**	**67.4**	**118.6**	**68.3**	**107.1**
Income tax expense[1]	(5.9)	(5.9)	(12.5)	(7.7)	(18.4)	(32.5)	(13.6)	(21.4)
Profit after tax before minorities	**8.2**	**8.3**	**40.8**	**46.4**	**49.0**	**86.1**	**54.7**	**85.7**
Minority interests			(1.2)	(0.5)	(1.2)	(2.1)	(0.5)	(0.8)
Net profit after tax	**8.2**	**8.3**	**39.6**	**45.9**	**47.8**	**84.0**	**54.2**	**84.9**
Net profit after tax A$m	14.4	13.0	69.6	71.9				

1 *Income tax expense in A$m is net of the tax benefit on the profit/(loss) on the foreign exchange hedge.*

Net operating income increased US$2.9 million to US$44.7 million for the year ended June 2003 compared to US$41.8 million for June 2002. The increase was primarily due to lower expenses (US$12.6 million) offset by reductions in total annuity fees (US$2.4 million) and total transactions fees (US$7.3 million).

Total profit before tax decreased US$0.9 million to US$67.4 million for the year ended June 2003 compared to US$68.3 million for June 2002. The increase in net operating income noted above was offset by lower equity accounted profits (US$3.5 million) and lower gains on sales of investments (US$1.3 million) for the year ended June 2003 compared to June 2002. On 1 August 2002, Lend Lease increased its ownership stake in Lend Lease Rosen from 50% to 74.9% and then subsequently to 77.5% on 15 October 2002. Equity accounted profits from Lend Lease Rosen were therefore transferred to operating profit from 1 August 2002, as they were included on a consolidated basis rather than an equity accounted basis.

Total profit after tax decreased US$6.4 million to US$47.8 million for the year ended June 2003 compared to US$54.2 million for June 2002. This reduction was primarily due to an increase in the effective tax rate due to tax benefits on amortisation of certain intangibles no longer being taken to account.

ate Investments (REI) continued

erica continued

Discontinuing Operations

ng operations include all the former Investment Management – Equity businesses (including VEF, LLR and RCG), HCI, all the Commercial Credit businesses, HFF and investment income earned on co-s (excluding King of Prussia).

f Result

s of the results of REI's discontinuing operations for the year ended 30 June 2003 are set out below:

	Year Ended June 2003						Year Ended June 2002					
	Invest Mgt - Equity US$m	HCI US$m	Commercial Credit US$m	HFF US$m	Total US$m	Total A$m	Invest Mgt - Equity US$m	HCI US$m	Commercial Credit US$m	HFF US$m	Total US$m	Total A$m
es												
agement/advisory fees	76.2	14.3	10.1		100.6	171.4	75.7	11.0	11.1		97.8	188.1
anagement fees	2.0				2.0	3.4	2.6				2.6	5.0
ervicing revenue			59.9	5.6	65.5	111.6			64.9	5.2	70.1	134.8
ity fees	**78.2**	**14.3**	**70.0**	**5.6**	**168.1**	**286.4**	**78.3**	**11.0**	**76.0**	**5.2**	**170.5**	**327.9**
n Fees												
/disposition fees	14.8	26.1	1.8	17.8	60.5	103.1	25.8	26.1	0.3		52.2	100.4
fees			17.4	61.8	79.2	134.9			20.7	67.8	88.5	170.2
es	5.4	1.2	1.5		8.1	13.8	7.6	1.3	0.7		9.6	18.5
and income	8.9	4.7	3.6		17.2	29.3	11.3	4.9	5.8		22.0	42.2
action fees	**29.1**	**32.0**	**24.3**	**79.6**	**165.0**	**281.1**	**44.7**	**32.3**	**27.5**	**67.8**	**172.3**	**331.3**
ational revenue	**107.3**	**46.3**	**94.3**	**85.2**	**333.1**	**567.5**	**123.0**	**43.3**	**103.5**	**73.0**	**342.8**	**659.2**
xpenses	(96.1)	(24.1)	(75.6)	(78.3)	(274.1)	(466.9)	(107.3)	(21.5)	(78.3)	(76.4)	(283.5)	(545.2)
ate overheads					(14.3)	(24.5)					(17.5)	(33.7)
ing income	**11.2**	**22.2**	**18.7**	**6.9**	**44.7**	**76.1**	**15.7**	**21.8**	**25.2**	**(3.4)**	**41.8**	**80.3**
income					6.1	10.3					5.0	9.7
unted profits					1.4	2.4					4.9	9.4
e of investments					1.1	1.9					2.4	4.6
re tax					**53.3**	**90.7**					**54.1**	**104.0**
on FX hedge					-	3.0					-	(19.2)
re tax (after FX hedge)					**53.3**	**93.7**					**54.1**	**84.8**
expense[1]					(12.5)	(22.0)					(7.7)	(12.1)
tax before minorities					**40.8**	**71.7**					**46.4**	**72.7**
erests					(1.2)	(2.1)					(0.5)	(0.8)
after tax					**39.6**	**69.6**					**45.9**	**71.9**

expense in A$m is net of the tax benefit on the profit/(loss) foreign exchange hedge.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Results continued

Profit before tax from discontinuing operations decreased US$0.8 million to US$53.3 million for the year ended June 2003 compared to US$54.1 million for June 2002. The result for the year ended June 2003 included declines in net operating income for Investment Management – Equity (US$4.5 million) and Commercial Credit (US$6.5 million), offset by increases in net operating income for HCI (US$0.4 million) and HFF (US$10.3 million) and reduced REI Corporate overhead expense (US$3.2 million). Analysis of net operating income for each of the discontinued operations is shown below.

Profit after tax from discontinuing operations decreased US$6.3 million to US$39.6 million for the year ended June 2003 compared to US$45.9 million for June 2002. The decrease was primarily due to lower tax benefits recognised from the tax treatment for amortisation of certain intangible assets. This increased the effective tax rate to 23% for the year ended June 2003 compared to 14% for June 2002.

Assets Under Management (AUM)

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2003 US$b
Investment Management - Equity	16.1	1.1	(2.9)	0.1	14.4
Real Estate Securities	1.0	1.0	(0.1)		1.9
HCI	8.6	1.2	(0.2)		9.6
Commercial Credit	12.7	2.0	(1.3)		13.4
Total discontinuing operations AUM	**38.4**	**5.3**	**(4.5)**	**0.1**	**39.3**
Period movement in AUM %					2.3

AUM for discontinuing operations increased US$0.9 billion (2%) to US$39.3 billion for the year ended June 2003 compared to US$38.4 billion at June 2002. Movements in AUM for the year ended June 2003 included net increases in AUM of US$0.9 billion for Real Estate Securities, US$1.0 billion for HCI and US$0.7 billion for Commercial Credit, offset by a reduction of US$1.7 billion for Investment Management - Equity.

Analysis of Net Operating Income by Business Unit

Investment Management - Equity

Net operating income decreased US$4.5 million to US$11.2 million for the year ended June 2003 compared to US$15.7 million for June 2002. The decrease was largely attributable to decreased acquisition and disposition fees (US$11.0 million), lower incentive fees earned (US$2.2 million) and lower financing and other income (US$2.4 million) offset by lower operating expenses (US$11.2 million).

Net Operating Income - VEF series, Lend Lease Rosen and Rosen Consulting

Lend Lease continues to explore options to exit its investment in the VEF series (VEF), Lend Lease Rosen (LLR) and the Rosen Consulting Group (RCG) businesses, although no contracted disposal or specific arrangements have been announced to date. Included in the analysis above are the operating results of the VEF series, LLR and RCG.

Key movements in the net operating income of these businesses are analysed on the following page.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Net Operating Income by Business Unit continued

Net Operating Income - VEF Series, Lend Lease Rosen and Rosen Consulting continued

Analysis of Result

	Year ended June 2003				Year ended June 2002			
	VEF Series US$m	LL Rosen US$m	Rosen Consulting US$m	Total US$m	VEF Series US$m	LL Rosen[1] US$m	Rosen Consulting US$m	Total US$m
Annuity Fees								
Asset management/advisory fees	8.4	9.7		18.1	7.5			7.5
Total annuity fees	**8.4**	**9.7**	**-**	**18.1**	**7.5**	**-**	**-**	**7.5**
Transaction Fees								
Acquisition/disposition fees	0.4			0.4	0.7			0.7
Incentive fees		0.1		0.1				
Other fees and income	0.1		4.3	4.4	1.1		4.6	5.7
Total transaction fees	**0.5**	**0.1**	**4.3**	**4.9**	**1.8**	**-**	**4.6**	**6.4**
Total operational revenue	**8.9**	**9.8**	**4.3**	**23.0**	**9.3**	**-**	**4.6**	**13.9**
Expenses				(16.9)				(11.4)
Net operating income				**6.1**				**2.5**
Equity accounted profits/(loss)				(0.5)				3.1
Profit before tax and minorities				**5.6**				**5.6**

1 Lend Lease Rosen was equity accounted in the year ended 30 June 2002.

Asset Management/Advisory Fees

Asset management / advisory fees increased US$10.6 million to US$18.1 million for the year ended June 2003 compared to US$7.5 million for June 2002. The increase was due to the inclusion of asset management fees from Lend Lease Rosen on a consolidated basis, as a result of Lend Lease acquiring an additional 24.9% of Lend Lease Rosen on 1 August 2002 and another 2.6% of Lend Lease Rosen on 15 October 2002 (US$9.7 million), together with an increase in asset management fees earned from the VEF series (US$0.9 million).

The level of AUM is a driver of asset management/advisory fees.

Assets Under Management (AUM)

		AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2003 US$b
VEF Series co-mingled funds		2.3	0.1	(0.8)	(0.1)	1.5
Real Estate Securities		1.0	1.0	(0.1)		1.9
Total AUM		**3.3**	**1.1**	**(0.9)**	**(0.1)**	**3.4**
Period movement in AUM	%					3.0

AUM increased US$0.1 billion (3%) to US$3.4 billion for the year ended June 2003 compared to US$3.3 billion at June 2002. The increase in AUM from Real Estate Securities AUM relates to the acquisition of an additional 27.5% of Lend Lease Rosen (US$0.6 billion) and organic growth during the year (US$0.4 billion). Although AUM for the VEF series decreased 35% for the year ended June 2003, asset management fees earned from the VEF series increased 12%. The increase in asset management fees is due to the release of a prior year asset management fee provision (US$1.0 million) relating to VEF IV. In addition, asset management fees for the VEF series are generated on capital committed rather than the level of AUM. Accordingly, while AUM for the VEF series declined (largely due to VEF IV) the level of capital committed remained relatively constant.

Acquisition/Disposition Fees

Acquisition fees decreased US$0.3 million to US$0.4 million for the year ended June 2003 on US$0.1 billion of acquisition volume compared to acquisition fees earned of US$0.7 million on US$0.2 billion of acquisition volume for the year ended June 2002. No disposition fees are earned by the VEF series of funds.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Net Operating Income by Business Unit continued

Net Operating Income - VEF series, Lend Lease Rosen and Rosen Consulting continued

Incentive Fees

No material incentive fees were earned from these operations during the year. The timing and quantum of incentive fees is difficult to predict as they are dependent upon real estate market investment performance and are generally paid towards the end of a fund's life cycle. The basis on which incentive fees are earned for VEF series funds is detailed below.

The level of actual incentive fees is dependent on investment performance, the state of real estate markets, amount of capital invested, timing of liquidation of funds and a number of other factors. Based on current asset valuations, only VEF III is expected to generate a material incentive fee. No incentive fee is expected from VEF IV.

	Currency	Fund Equity Invested at June 2003	Expected Maximum Fund Equity	Gross AUM at June 2003	Expected Maximum Gross AUM	Indicative Realisation of Possible Incentive Fees
Enhanced						
Value Enhancement Fund II	US$m	161.3	161.3	331.7	331.7	2005
Value Enhancement Fund III	US$m	317.4	317.4	474.7	474.7	2005
Value Enhancement Fund IV	US$m	259.0	259.0	472.7	472.7	
Value Enhancement Fund V	US$m	150.9	363.5	263.1	900.0	2008

Private Equity Funds	*Basis of Calculation*
Value Enhancement Fund II and III	5% of that portion of 'Cumulative Distributions' (CD) that exceed an annualised 4% return above the 'Avg Annual CPI' (AACPI) up to but not including an annualised 6% return above the AACPI; Plus 7.5% of that portion of any CD that exceeds an annualised 6% return above the AACPI up to but not including an annualised 8% return above the AACPI; Plus 15% of that portion of any CD that equals or exceeds an annualised 8% return above the AACPI.
Value Enhancement Fund IV and V	Once a return of capital plus 10% pa simple is achieved, the Fund will make distributions to investors and the manager on a 50-50 basis until the manager receives an amount equal to 20% of the total return. Distributions are then made on an 80-20 basis to investors.

Other fees and Income

Other fees and income include financing, consulting and other miscellaneous ancillary fees earned. Other fees and income decreased US$1.3 million to US$4.4 million for the year ended June 2003 compared to US$5.7 million for June 2002 primarily due to a reduction in financing activity for the VEF series for the year ended June 2003 compared to June 2002.

Expenses

Total expenses increased US$5.5 million to US$16.9 million for the year ended June 2003 compared to US$11.4 million for June 2002 but included an increase in expenses relating to LL Rosen on a consolidated basis as a result of Lend Lease acquiring an additional 27.5% of LL Rosen during the year.

Housing and Community Investing (HCI)

HCI was sold effective 1 July 2003. Net operating income increased US$0.4 million to US$22.2 million for the year ended June 2003 compared to US$21.8 million for June 2002. The increase is largely attributable to increased operating revenue mainly generated from higher acquisition and asset management fees offset by lower disposition fees earned during the financial period and higher operating expenses.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Net Operating Income by Business Unit continued

Commercial Credit

Net operating income decreased US$6.5 million to US$18.7 million for the year ended June 2003 compared to US$25.2 million for June 2002. The decrease is primarily attributable to lower servicing float interest revenues earned (US$3.8 million), lower asset management (US$1.0 million), lower transaction origination fees (US$3.3 million), offset by a decrease in expenses (US$2.7 million).

Lend Lease continues to explore options to exit Lend Lease Agri-Business (LLAG), although no contracted disposal or specific arrangements have been announced to date. Further analysis relating to this business is provided below.

Net Operating Income – Lend Lease Agri-Business (LLAG)

Net operating income for LLAG which is included in the results of Commercial Credit increased US$1.5 million to US$7.7 million for the year ended June 2003 compared to US$6.2 million for June 2002. Key movements in the net operating income of this business are analysed below.

Analysis of Results – Lend Lease Agri-Business

	Year Ended June 2003 US$m	Year Ended June 2002 US$m
Annuity Fees		
Asset management/advisory fees	0.8	1.6
Mortgage servicing revenue	12.0	12.0
Total annuity fees	**12.8**	**13.6**
Transaction Fees		
Acquisition/disposition fees	1.8	0.3
Origination fees	3.8	3.3
Total transaction fees	**5.6**	**3.6**
Total operational revenue	**18.4**	**17.2**
Expenses	(10.7)	(11.0)
Net operating income	**7.7**	**6.2**

Asset Management/Advisory Fees

Asset management fees are principally earned by LLAG from managing non performing loan portfolios, special servicing loans and managing foreclosed real estate on behalf of clients. Asset management fees decreased US$0.8 million to US$0.8 million for the year ended June 2003 compared to US$1.6 million for June 2002. The decrease was primarily due to the disposition of foreclosed real estate assets at the beginning of the June 2003 financial year.

Mortgage Servicing Revenue

Mortgage servicing revenue of US$12.0 million for the year ended June 2003 was in line with mortgage servicing revenues earned for June 2002.

Assets Under Management (AUM)

AUM is one driver of asset management fees and mortgage servicing revenues and is indicative of the level of activity in the business. However, due to the multiple types of servicing revenues recognised, movements in mortgage servicing revenues are not directly correlated to movements in AUM. Changes in origination volume, servicing asset amortisation and ancillary activities, for example modifications, prepayments and collateral releases may impact the servicing revenues recognised in any given year. The movement in AUM is shown in the following table.

		AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2003 US$b
LL Agri-Business		**2.6**	**0.4**	**(0.4)**		**2.6**
Period movement in AUM	%					0.0

AUM of US$2.6 billion for the year ended June 2003 was in line with AUM for June 2002.

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Net Operating Income by Business Unit continued

Commercial Credit continued

Acquisition/Disposition Fees

Disposition fees increased US$1.5 million to US$1.8 million for the year ended June 2003 compared to US$0.3 million for June 2002 and were earned by LLAG in respect of the sale of foreclosed real estate.

Origination Fees

Origination fees of US$3.8 million were earned on origination volume of US$0.4 billion for the year ended June 2003 compared to origination fees of US$3.3 million on origination volume of US$0.3 billion for June 2002.

Expenses

Total expenses decreased US$0.3 million to US$10.7 million for the year ended June 2003 compared to US$11.0 million for June 2002 and was primarily due to reductions resulting from the business re-positioning initiatives and cost reduction programs undertaken in the June 2002 financial year.

Holliday Fenoglio Fowler (HFF)

Net operating income for HFF refers to the period 1 July 2002 to 17 June 2003, the date of effective sale. Net operating income increased US$10.3 million to US$6.9 million for the year ended June 2003 compared to a net operating loss of US$3.4 million for June 2002. The increase is largely attributable to increased acquisition fees from investment sales fees, offset by lower origination fees for the period to 17 June 2003 compared to the full year ended June 2002.

Investment Income

The table below summarises investment income earned for the year ended June 2003.

	Year ended June 2003 Total		Year ended June 2002 Total	
	US$m	A$m	US$m	A$m
Investment Management - Equity				
YCPII	(5.4)	(9.3)	1.7	3.3
VEF series	2.6	4.4	(3.0)	(5.8)
Other	(1.1)	(1.8)	2.3	4.4
	(3.9)	(6.7)	1.0	1.9
Commercial Credit				
Asset management portfolios	8.1	13.8	3.5	6.8
Debt management funds and portfolios	1.0	1.7	0.4	0.8
High yield debt funds	0.9	1.5	0.1	0.2
	10.0	17.0	4.0	7.8
Total investment income	6.1	10.3	5.0	9.7

Total investment income increased US$1.1 million to US$6.1 million for the year ended June 2003 compared to US$5.0 million for June 2002. The movement is largely attributable to an increase in investment income from the VEF series (net of share of partnership profits) and improved investment income earned on Commercial Credit asset management portfolios and funds, offset by a reduction in investment income from YCPII (net of share of partnership losses) due to recent under performance and writedowns of hotel assets held by the fund.

Equity Accounted Profits

Equity accounted profits for the year ended June 2003 represent income earned on Lend Lease's 50% interest in Lend Lease Hyperion (US$1.9 million) and income earned on Lend Lease's 50% interest in Lend Lease Rosen for the one month period to 1 August 2002 (loss US$0.5 million).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

North America continued

Review of Discontinuing Operations continued

Analysis of Net Operating Income by Business Unit continued

Equity Accounted Profits continued

On 1 August 2002, Lend Lease increased its ownership stake in Lend Lease Rosen from 50% to 74.9% (and subsequently increased to 77.5%) and entered into a three-year agreement to purchase the remainder of the company from its partner, Rosen Financial Services II. Equity accounted profits from Lend Lease Rosen in the year ended June 2003 are included on a consolidated basis rather than on an equity accounted basis.

Gain on Sale of Investments

Gain on sale of investments of US$1.1 million represents the net gain earned from realisation of Lend Lease's co-investment in certain Senior Living properties.

Review of Continuing Operations

Continuing operations comprise investment earnings relating to Lend Lease's investment in King of Prussia.

Investment Income

	Year ended June 2003		Year ended June 2002	
	US$m	A$m	US$m	A$m
King of Prussia	**14.1**	**24.0**	**14.2**	**27.3**

Total investment income relating to King of Prussia marginally decreased US$0.1 million to US$14.1 million for the year ended June 2003 compared to US$14.2 million for June 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Australia and Pacific

Lend Lease will retain its real estate services and management businesses in Australia and Pacific. Lend Lease will continue to report the asset and funds management businesses of GPT, APPF, Real Estate Securities, various other investment funds and the retail property management services business included in the Analysis of Results as continuing operations.

Lend Lease agreed to sell certain parts of the US Equity Advisory business to Morgan Stanley. Pursuant to the agreement, Morgan Stanley will also assume the management of the Lend Lease US Office Trust (LLUSOT) in Australia and Pacific. LLUSOT has therefore been included in discontinuing operations.

Analysis of Results

	Continuing Operations		Discontinuing Operations		Combined	
	June 2003 Australia & Pacific A$m	June 2002 Australia & Pacific A$m	June 2003 Australia & Pacific A$m	June 2002 Australia & Pacific A$m	June 2003 Australia & Pacific A$m	June 2002 Australia & Pacific A$m
Annuity Fees						
Asset management fees	43.5	46.0	3.9	2.3	47.4	48.3
Investment management fees	4.0	6.7			4.0	6.7
Retail property management fees	16.9	16.3			16.9	16.3
Total annuity fees	**64.4**	**69.0**	**3.9**	**2.3**	**68.3**	**71.3**
Transaction Fees						
Leasing fees	8.6	6.2			8.6	6.2
Development management fees	12.6	11.1			12.6	11.1
Other	0.9	3.9			0.9	3.9
Total transaction fees	**22.1**	**21.2**	**-**	**-**	**22.1**	**21.2**
Total operational revenues	**86.5**	**90.2**	**3.9**	**2.3**	**90.4**	**92.5**
Expenses	(48.2)	(61.8)	(2.0)	(1.3)	(50.2)	(63.1)
Net operating income	**38.3**	**28.4**	**1.9**	**1.0**	**40.2**	**29.4**
Investment income	3.6	3.4			3.6	3.4
Equity accounted profits	1.6	3.1			1.6	3.1
Gain on sale of investments		4.6				4.6
Profit before tax	**43.5**	**39.5**	**1.9**	**1.0**	**45.4**	**40.5**
Income tax expense	(12.6)	(9.5)	(0.5)	(0.4)	(13.1)	(9.9)
Profit after tax	**30.9**	**30.0**	**1.4**	**0.6**	**32.3**	**30.6**

Total profit before tax increased A$4.9 million (12%) to A$45.4 million for the year ended June 2003 compared to A$40.5 million for June 2002 which included a A$12.9 million reduction in expenses for the year ended June 2003 due to overhead savings and the reversal of prior year accruals for which no liability remains. In addition, the June 2002 financial year included a A$4.6 million gain on the sale of investments.

Profit after tax increased A$1.7 million (5%) to A$32.3 million for the year ended June 2003 compared to A$30.6 million for June 2002. The effective tax rate increased from 24% to 29% as the prior year charge included the reversal of an over provision for tax of A$1.0 million, thus reducing income tax expense in the June 2002 year.

Review of Continuing Operations

Profit before tax from continued operations increased A$4.0 million (10%) to A$43.5 million for the year ended June 2003 compared to A$39.5 million for June 2002 and was largely attributable to the reduction in expenses noted above.

Profit after tax from continuing operations increased A$0.9 million (3%) to A$30.9 million for the year ended June 2003 compared to A$30.0 million for June 2002 and was affected by the increase in income tax expense noted above.

Net Operating Income

Net operating income increased A$9.9 million (35%) to A$38.3 million for the year ended June 2003 compared to A$28.4 million for June 2002. Key movements in net operating income are analysed below.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Australia and Pacific continued

Review of Continuing Operations continued

Net Operating Income continued

Annuity Fees

Asset Management Fees

Asset management fees decreased A$2.5 million (5%) to A$43.5 million for the year ended June 2003 compared to A$46.0 million for June 2002. The decrease in asset management fees is mainly attributable to a restructure of the management fee received from GPT (see below for further details of revised GPT management fee), offset by an increase in fees due to growth in AUM for GPT and APPF. In addition there was a change in the treatment of revenue and expenses in relation to the Suncorp-Metway Retail Property Fund. This revision resulted in an increase in asset management fees of A$2.2 million offset by a corresponding increase in expenses for the year ended June 2003 of A$2.2 million.

The basis upon which the GPT management fee is calculated was changed with effect from 1 January 2003. The new fee structure includes a base management fee of 0.40% per annum of gross assets (previously 0.55%) and the introduction of performance fee component calculated six monthly as 5% of the total return performance above the S&P/ASX Property 200 Accumulation Index. The total fee will be capped at 0.55% per annum. The fee restructure reflects a trend in the listed property trust industry towards the inclusion of a performance bonus component to fees. Lend Lease did not earn a performance fee from GPT for the year ended June 2003.

Investment Management Fees

Investment management fees relate to the Real Estate Securities business. Although Real Estate Securities AUM grew by 32% in the year ended June 2003 investment management fees decreased A$1.2 million due to the implementation of a new fee structure in the latter part of the June 2002 financial year. In addition, the reported June 2003 fees were reduced by a retrospective adjustment to previous years fees earned of A$1.5 million.

Retail Property Management Fees

Retail Property Management fees are generally based on a percentage of gross rental income generated from the management of shopping centres on behalf of GPT, APPF and external joint owners. Retail Property Management fees marginally increased for the year ended June 2003 compared to June 2002 largely due to increased rental income from the centres including the addition of three shopping centres following the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund in November 2001 and the performance of the Homemaker portfolio of assets for the full year ended June 2003, offset by a reduction in fees resulting from the sale of two shopping centres during the year. Lend Lease managed 18 shopping centres as at June 2003.

Assets Under Management (AUM)

		AUM at June 2002 A$b	Additions A$b	Reductions A$b	Net Revaluations A$b	AUM at June 2003 A$b
General Property Trust (including Darling Park Trust)		6.6	0.5	(0.2)		6.9
Australian Prime Property Fund		1.6	0.1	(0.1)	0.1	1.7
Real Estate Securities		2.2	1.4	(1.0)	0.3	2.9
Other accounts		0.3		(0.2)		0.1
Total continuing operations AUM		**10.7**	**2.0**	**(1.5)**	**0.4**	**11.6**
Period movement in AUM	%					8.4

AUM from continuing operations increased A$0.9 billion (8%) to A$11.6 billion for the year ended June 2003 compared to A$10.7 billion for June 2002. The increase was largely due to investments in Real Estate Securities, capital expenditure by GPT and APPF on major retail projects offset by a reduction in AUM from the sale of Bankstown Square by GPT and Redbank Plaza by APPF.

Transaction Fees

Leasing fees

Leasing fees increased A$2.4 million to A$8.6 million for the year ended June 2003 compared to A$6.2 million for June 2002. The increase in leasing fees mainly relates to activities arising from the addition of three centres acquired as part of the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund, and increased retail development activities in centres managed on behalf of GPT and APPF.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Australia and Pacific continued

Review of Continuing Operations continued

Net Operating Income continued

Transaction Fees continued

Development Management Fees

Development management fees increased A$1.5 million to A$12.6 million in the year ended June 2003 compared to A$11.1 million for June 2002. The increase was a result of increased retail development activities in retail centres managed on behalf of GPT and APPF. Major projects that continued redevelopment during the financial period included Erina Fair (A$210 million), Floreat (A$42 million) and Sunshine Plaza (A$50 million). In addition, GPT has commenced a A$226 million redevelopment of Melbourne Central.

Incentive Fees

No incentive fees were earned during the year ended June 2003.

Other Fees and Income

Other transaction fees decreased A$3.0 million to A$0.9 million for the year ended June 2003 compared to A$3.9 million for June 2002. The decrease largely relates to one off recoveries for marketing initiatives pursued in certain retail centres during the year ended June 2002, but not repeated for the year ended June 2003.

Expenses

Total expenses from continuing operations decreased A$13.6 million (22%) to A$48.2 million for the year ended June 2003 compared to A$61.8 million for June 2002. The decrease is largely attributable to savings achieved as a result of the Group wide business repositioning project and the reversal of expenses accrued in prior periods for which no liability remains. In addition, the 2002 financial year included a number of one off costs such as increased provision for insurances after the HIH liquidation and restructuring costs associated with the Group-wide business re-positioning project.

Other Income

Investment Income

Investment income for the year ended June 2003 was largely in line with June 2002 and relates to income earned on Lend Lease's co-investments in APPF (A$3.4 million) and Real Estate Partners I (A$0.2 million).

Equity Accounted Profits/(Losses)

Equity accounted profits of A$1.6 million includes Lend Lease's share of income from interests in Kiwi Property Group (Kiwi) and Darling Park Trust Operators. Equity accounted profits from Kiwi decreased by A$1.4 million to A$0.4 million for the year ended June 2003 compared to June 2002 following the sale of Lend Lease's 50% interest in Kiwi on 28 March 2002. The income for the year ended 2003 for Kiwi relates to the reversal of a provision for wind up costs provided at June 2002. Equity accounted profit for Darling Park Trust Operators was largely in line with the previous year at A$1.2 million.

Gain on Sale of Investments

Gain on sale of investments for the year ended June 2002 relates to the sale of Lend Lease's 50% interest in Kiwi.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Australia and Pacific continued

Review of Continuing Operations continued

Funds Investment Performance

Detailed below are the latest available returns for certain REI funds compared to appropriate benchmarks, where applicable.

Investment	Region	Before Fees Leveraged Returns % 1 year	3 years	5 years	AUM[1] A$b
Private Equity Flagship Funds at 30 June 2003					
Australian Prime Property Fund – Retail	Australia	14.1	11.7	10.9	1.2
Australian Prime Property Fund – Commercial	Australia	7.6	8.8	8.9	0.3
Australian Prime Property Fund – Industrial	Australia	12.2	11.6	11.4	0.2
Industry Benchmark at 30 June 2003					
Mercers Diversified Property Fund Index	Australia	11.1	10.5	10.3	
Real Estate Securities	Australia	13.6	14.8	12.3	2.9
Industry Benchmark at 30 June 2003					
S&P/ASX 200 Property Accumulation Index	Australia	12.1	13.6	11.4	
Public Equity Flagship Funds at 30 June 2003					
General Property Trust	Australia	11.6	10.4	9.8	6.9
Industry Benchmark at 30 June 2003					
S&P/ASX 200 LPT Property Accumulation Index	Australia	12.1	13.6	11.4	

1 Represents amounts included in Assets Under Management at June 2003 of A$11.6 billion.

Review of Discontinuing Operations - LLUSOT

Profit before tax from discontinued operations increased A$0.9 million to A$1.9 million for the year ended June 2003 compared to A$1.0 million for June 2002 and was largely attributable to increased asset management fees from higher average assets under management during the year.

Profit after tax from discontinuing operations increased A$0.8 million to A$1.4 million for the year ended June 2003 compared to A$0.6 million for June 2002.

Assets Under Management (AUM)

		AUM at June 2002 A$b	Additions A$b	Reductions A$b	Net Revaluations A$b	AUM at June 2003 A$b
Lend Lease US Office Trust		1.1	0.2			1.3
Period movement in AUM	%					18.2

Real Estate Investments (REI) continued

Asia

In May 2003, Lend Lease announced its intention to no longer pursue a distressed debt business in Asia, but rather focus its efforts on the management of APIC, which Lend Lease is transforming into a retail asset fund. APIC remains an integral part of Lend Lease's real estate investment business in Asia Pacific.

Lend Lease will continue to manage the Lend Lease International Distressed Debt Fund (IDDF) but will explore options for ultimately exiting this business in the near future. In addition, it is unlikely that Lend Lease will launch further global properties funds and is in discussion with management in relation to an exit from the Global Fund management advisory business.

Continuing operations include the management of the Asia Pacific Investment Company (APIC), Asia Pacific Investment Company No 2 (APIC II) and property management services provided to APIC II for its retail assets – referred to as Retail Asset & Funds Management below.

Discontinuing operations include the Asian asset management business, which is involved in the acquisition, management, servicing and resolution of sub performing and non performing loan and real estate portfolios (including the management of IDDF).

Analysis of Result

	Continuing Operations		Discontinuing Operations		Combined	
	June 2003 Retail Asset & Funds Mgt A$m	June 2002 Retail Asset & Funds Mgt A$m	June 2003 Commercial Credit/Other Equity A$m	June 2002 Commercial Credit/Other Equity A$m	June 2003 Total A$m	June 2002 Total A$m
Annuity Fees						
Asset management/Advisory fees	8.5	11.3	16.7	22.5	25.2	33.8
Retail property management fees	1.2	1.5			1.2	1.5
Total annuity fees	**9.7**	**12.8**	**16.7**	**22.5**	**26.4**	**35.3**
Transaction Fees						
Acquisition fees				1.5		1.5
Incentive fees			7.8	6.2	7.8	6.2
Leasing fees	1.7				1.7	
Development management fees	1.0		0.6		1.6	
Financing/Consulting/Other		6.8	0.5	4.0	0.5	10.8
Total transaction fees	**2.7**	**6.8**	**8.9**	**11.7**	**11.6**	**18.5**
Total operational revenues	**12.4**	**19.6**	**25.6**	**34.2**	**38.0**	**53.8**
Expenses	(5.1)	(24.1)	(33.4)	(44.2)	(38.5)	(68.3)
Net operating income/(loss)	**7.3**	**(4.5)**	**(7.8)**	**(10.0)**	**(0.5)**	**(14.5)**
Investment income		1.6	(6.4)	7.7	(6.4)	9.3
Profit/(loss) before tax	**7.3**	**(2.9)**	**(14.2)**	**(2.3)**	**(6.9)**	**(5.2)**
Profit on FX hedge			(0.9)	0.3	(0.9)	0.3
Profit/(loss) before tax (after FX hedge)	**7.3**	**(2.9)**	**(15.1)**	**(2.0)**	**(7.8)**	**(4.9)**
Income tax expense [1]	(2.5)	(1.5)	2.2	(0.2)	(0.3)	(1.7)
Profit/(loss) after tax before minorities	**4.8**	**(4.4)**	**(12.9)**	**(2.2)**	**(8.1)**	**(6.6)**
Minority interests			(0.3)		(0.3)	
Profit/(loss) after tax	**4.8**	**(4.4)**	**(13.2)**	**(2.2)**	**(8.4)**	**(6.6)**

1 Income tax expense in A$m is net of the tax benefit on the profit/(loss) on the foreign exchange hedge.

Profit Results

The total net loss before tax increased A$2.9 million to A$7.8 million for the year ended June 2003 compared to a net loss before tax of A$4.9 million for June 2002. The increase in net loss before tax for the year ended June 2003 was largely attributable to a reduction in investment income of A$15.7 million, primarily from the Asia Debt business, partially offset by an increase in net operating income of A$14.0 million.

The total loss after tax increased A$1.8 million to A$8.4 million for the year ended June 2003 compared to a net loss after tax of A$6.6 million for June 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Asia continued

Review of Continuing Operations

Profit Before Tax

Profit before tax from continuing operations increased A$10.2 million to A$7.3 million for the year ended June 2003 compared to a loss before tax of A$2.9 million June 2002 and was largely attributable to a significant reduction in net expenses (A$19.0 million) offset by a reduction in financing, consulting and other revenue (A$6.8 million). Expenses in June 2002 included costs associated with the proposed joint venture with Tokyu.

Profit after tax from continuing operations increased A$9.2 million to A$4.8 million for the year ended June 2003 compared to a loss after tax of A$4.4 million for June 2002 and was impacted by the utlisation of certain tax benefits in the current financial year that were not available in the prior financial year.

Net Operating Income

Net operating income increased A$11.8 million to A$7.3 million for the year ended June 2003 compared to a net operating loss of A$4.5 million for June 2002. Key movements in net operating income are analysed below.

Annuity Fees

Annuity fees relate to advisory fees for the management of APIC and property management fees derived from a major retail asset owned by APIC II. Advisory fees decreased A$2.8 million (25%) to A$8.5 million for the year ended June 2003 compared to A$11.3 million for June 2002. The decline was mainly attributable to a decrease in advisory fees relating to the management of APIC and APIC II, effective from October 2002.

Retail property management fees of A$1.2 million for the year ended June 2003 were largely in line with June 2002.

Assets Under Management (AUM)

		AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2003 US$b
Continuing Operations:						
APIC		0.6		(0.4)		0.2
APIC II			0.4			0.4
Total continuing operations AUM		**0.6**	**0.4**	**(0.4)**	**-**	**0.6**
Period movement in AUM	%					0.0

AUM from continuing operations remains unchanged net of a transfer of retail assets from APIC to APIC II.

APIC/APIC II

APIC II was incorporated on 30 August 2002 and will primarily focus on the retail sector and accordingly the retail assets of APIC have been transferred to APIC II during the period. The existing office, residential and industrial assets in APIC will be divested over time.

Transaction Fees

Development management fees of A$1.0 million were derived from the management of development activities on assets owned by APIC and the Global Fund.

Leasing fees of A$1.7 million represent income generated from leasing of retail and office space at Parkway Parade, Singapore.

Finance/Consulting/Other fees of A$6.8 million in June 2002 primarily relate to the provision of retail consulting services. The Retail Consultancy business unit was transferred to the Real Estate Solutions business in Asia in the June 2002 year and accordingly, no revenue has been recorded for the year ended June 2003.

Expenses

Total expenses from continuing operations decreased A$19.0 million to A$5.1 million for the year ended June 2003 compared to A$24.1 million for June 2002. Expenses for June 2002 included costs associated with the Retail Consultancy business unit transferred to Real Estate Solutions of approximately A$7.6 million, expenditure of A$9.5 million incurred to establish a joint venture with Tokyu before negotiations were suspended in August 2002 and expenses associated with the proposed SREIT joint venture in Singapore (A$2.0 million) that was also suspended.

Tokyu Business Alliance

On 20 August 2002, Tokyu Corporation, Tokyu Land Corporation and Lend Lease announced the termination of formal negotiations to establish a joint venture real estate investment management business in Japan.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Asia continued

Review of Continuing Operations continued

Investment Income

Investment income relates to distributions received from APIC. No distributions were received for the year ended June 2003.

Review of Discontinuing Operations

The loss before tax from discontinuing operations increased A$13.1 million to A$15.1 million for the year ended June 2003 compared to a net loss before tax of A$2.0 million for June 2002.

The loss before tax of A$15.1 million for the year ended June 2003 constituted the following components:

Asia Global Fund Advisory

- A loss before tax of A$3.3 million in relation to the Asian Global Fund advisory platform; including asset management/advisory fees of A$1.5 million and development management fees of A$0.5 million, offset by operating expenses of A$5.3 million.

Assets Under Management (AUM) - Asia Global Fund Advisory

		AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2003 US$b
Lend Lease Global Fund		0.4	0.2			0.6
Period movement in AUM	%					50.0

Asia Debt

- A loss before tax of A$11.8 million in relation to the Asia Debt business; including asset management/advisory fees of A$15.1 million, incentive fees earned from servicing IDDF portfolios in Korea and third party portfolios in Japan of A$7.8 million, offset by expenses of A$28.0 million and investment income losses of A$6.4 million.

Investment Balance

		Investment Balance at June 2002 US$m	Additions US$m	Reductions US$m	Currency Translations US$m	Investment Balance at June 2003 US$m
IDDF and its investment partners		125.3	209.5	(136.6)	2.5	200.7
Third parties (non IDDF mandates)		181.0		(80.6)	1.0	101.4
Total investment balances		**306.3**	**209.5**	**(217.2)**	**3.5**	**302.1**
Period movement	%					(1.4)

Investment balance represents the carrying value of investments and is based on the lower of amortised cost or estimated fair value. Amounts invested decreased US$4.2 million (1%) to US$302.1 million for the year ended June 2003. IDDF resolved many of its investments at a faster rate than was anticipated, and in conjunction with the ongoing reduction in non-IDDF mandates, investment balances have marginally reduced during the year.

Investment balance at June 2003 also incorporates a writedown of US$21.9 million in the carrying value of IDDF's investments in Japan during the year ended 30 June 2003. The results for the year include Lend Lease's proportional share of the US$21.9 million provision taken against IDDF's Japanese investments, the impact of which is included under Investment Income on the following page.

Assets Under Resolution (AUR)

		AUR at June 2002 US$b	Additions US$b	Reductions US$b	Currency Translations US$b	AUR at June 2003 US$b
IDDF and its investment partners		1.9	1.1	(0.8)		2.2
Third parties (non IDDF mandates)		5.4		(2.9)		2.5
Total AUR		**7.3**	**1.1**	**(3.7)**		**4.7**
Period movement in AUR	%					(35.6)

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Asia continued

Review of Discontinuing Operations continued

Asia Debt continued

Assets Under Resolution (AUR) continued

Assets under resolution represents the legal loan balances of assets managed and serviced on behalf of investors and serves only as a broad indication of the volume of activity in the business. Actual amounts invested can vary depending on the type and quality of the underlying loans. Fees are earned on dollars invested not loan balances and thus movements in AUR values do not directly correlate with the movements in underlying revenue streams.

AUR decreased US$2.6 billion (36%) to US$4.7 billion for the year ended June 2003 compared to US$7.3 billion at June 2002. The decrease in AUR has been driven by the resolution of a large third party mandate which had a material legal loan balance but small investment value.

Investment Income

	June 2003 Total US$m	June 2003 Total A$m	June 2002 Total US$m	June 2002 Total A$m
International Distressed Debt Fund	(4.0)	(6.8)	3.7	7.1
Other	0.2	0.4	0.3	0.6
Total	**(3.8)**	**(6.4)**	**4.0**	**7.7**

Investment income primarily relates to IDDF and declined A$14.1 million to A$(6.4) million for the year ended June 2003 compared to A$7.7 million for June 2002. The decline is largely attributable to a provision of US$10.6 million taken against the carrying value of Lend Lease's investment in IDDF related to adverse market impacts on certain Japanese portfolios within IDDF.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe

Lend Lease will continue to operate its retail asset and property management businesses, hold investments in retail property funds and assets and in certain joint venture arrangements, including:

- the management of Bluewater, Overgate and Solihull on behalf of investors (including Lend Lease's 30% direct ownership in Bluewater);
- the management of the Lend Lease Retail Partnership and the Lend Lease Overgate Partnership (LLOP);
- the property management of UK retail shopping centres and the Larry Smith retail centre management business in Spain; and
- investments in Generali Lend Lease (GLL).

Non retail activities and the Global Fund advisory business platform are referred to in the Analysis of Results as discontinued operations.

Analysis of Results

	Continuing Operations			Discontinuing Operations			Combined	
	June 2003 Europe - Retail £m	June 2002 Europe - Retail £m	June 2003 Europe - Retail A$m	June 2003 Europe - Other £m	June 2002 Europe - Other £m	June 2003 Europe - Other A$m	June 2003 Europe Total A$m	June 2002 Europe Total A$m
Annuity Fees								
Advisory/asset management fees	2.6	2.4	7.0	7.8	1.4	21.3	28.3	12.5
Funds management fees	1.0	0.9	2.7				2.7	4.4
Property management fees	2.9	2.4	7.9				7.9	3.1
Larry Smith revenue	1.4	1.6	3.8				3.8	4.4
Total annuity fees	**7.9**	**7.3**	**21.4**	**7.8**	**1.4**	**21.3**	**42.7**	**24.4**
Transaction fees	**3.2**	**1.1**	**8.7**	**4.2**	**2.4**	**11.4**	**20.1**	**9.5**
Total operational revenues	**11.1**	**8.4**	**30.1**	**12.0**	**3.8**	**32.7**	**62.8**	**33.9**
Expenses	(12.0)	(13.5)	(32.5)	(10.1)	(8.2)	(27.4)	(59.9)	(60.5)
Net operating income /(loss)	(0.9)	(5.1)	(2.4)	1.9	(4.4)	5.3	2.9	(26.6)
Investment income	23.0	20.9	62.3				62.3	58.0
Equity accounted profit	0.2	1.5	0.5				0.5	4.2
Gain on sale of investments		5.7						15.8
Profit before tax	**22.3**	**23.0**	**60.4**	**1.9**	**(4.4)**	**5.3**	**65.7**	**51.4**
Gain/(loss) on FX hedge			(0.2)			(1.1)	(1.3)	(1.7)
Profit before tax (after FX hedge)	**22.3**	**23.0**	**60.2**	**1.9**	**(4.4)**	**4.2**	**64.4**	**49.7**
Income tax expense [1]	(6.4)	(7.3)	(17.2)	0.3	0.8	0.7	(16.5)	(17.8)
Profit after tax	**15.9**	**15.7**	**43.0**	**2.2**	**(3.6)**	**4.9**	**47.9**	**31.9**

1 Income tax expense in A$m is net of the tax benefit on the profit/(loss) on the foreign exchange hedge.

Total profit before tax increased A$14.7 million (30%) to A$64.4 million for the year ended June 2003 compared to A$49.7 million for June 2002. The increase was in part due to an improvement in net operating income (A$29.5 million) and investment income (A$4.3 million) for the year ended June 2003. In addition, the year ended June 2002 included a gain on sale of investments (A$15.8 million) and equity accounted profits largely relating to an investment in Lend Lease Porto Retail (A$3.8 million).

The total profit after tax increased A$16.0 million (50%) to A$47.9 million for the year ended June 2003 compared to A$31.9 million for June 2002.

Review of Continuing Operations

Profit before tax from continued operations decreased £0.7 million to £22.3 million for the year ended June 2003 compared to £23.0 million for June 2002. Reduced net operating losses and improved investment income were offset by the gain on sale of investment noted above.

Profit after tax from continuing operations increased £0.2 million to £15.9 million for the year ended June 2003 compared to £15.7 million for June 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe continued

Review of Continuing Operations continued

Net Operating Income/(Loss)

The net operating loss improved £4.2 million to a net operating loss of £0.9 million for the year ended June 2003 compared to a net operating loss of £5.1 million for June 2002. Key movements in net operating income are analysed below.

Annuity Fees

Advisory/asset management fees increased £0.2 million to £2.6 million in the year ended June 2003 compared to £2.4 million for June 2002. The increase is largely attributed to the inclusion of asset management fees from the Lend Lease Overgate Partnership and the Solihull centre for the full financial year whereas the prior year included only asset management fees for the nine month period from September 2001 (£0.1 million).

Property Management fees are generated from the management of retail centres (Bluewater, Overgate and Solihull) and increased £0.5 million to £2.9 million for the year ended June 2003 compared to £2.4 million for to June 2002. The increase is mainly due to increased cost recoveries from the retail centres under management.

Larry Smith revenue decreased £0.2 million to £1.4 million for the year ended June 2003 compared to £1.6 million for June 2002. The decrease is largely attributable to the loss of the property management and leasing contract for the Arrábida centre pursuant to the sale of Lend Lease's 50% share in the centre and the termination of unprofitable asset management contracts.

Assets Under Management (AUM)

		AUM at June 2002 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at June 2003 £b
Investment Management – Equity						
Continuing Operations						
Bluewater		1.3			0.1	1.4
Touchwood [1]		0.2				0.2
Overgate [2]		0.1				0.1
Joint ventures/separate accounts [3]		0.1	0.1			0.2
Total continuing operations AUM		**1.7**	**0.1**	**-**	**0.1**	**1.9**
Period movement in AUM	%					11.8

1 Includes Lend Lease's 4.95% indirect interest in the Touchwood, Solihull retail centre via the Lend Lease Retail Partnership.
2 Includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership.
3 Includes Lend Lease's proportional share of AUM from Generali Lend Lease and Lend Lease Houlihan Rovers.

AUM from continuing operations increased £0.2 billion (11.8%) to £1.9 billion for the year ended June 2003 compared to £1.7 billion at June 2002 due to additional investments managed by Generali Lend Lease and a revaluation of the Bluewater Shopping Centre. The centre was re-valued to £1.4 billion as at June 2003.

Transaction Fees

Total transaction fees of £3.2 million for the year ended June 2003 represent incentive fees derived from the sale of Lend Lease Retail Partnership performance fee shares which were awarded to Lend Lease based on the performance of the Partnership over the three year periods ended December 2001 and December 2002 (totalling £2.4 million), fee income for managing the sale of shares in the Lend Lease Retail Partnership (£0.2 million) and Larry Smith leasing revenue (£0.6 million).

Fund Incentive Fees

Detailed below is the basis on which incentive fees are earned for the key funds. The level of actual incentive fees is dependent on investment performance, the state of real estate markets, amount of capital invested, timing of liquidation of funds and a number of other factors.

	Currency	Fund Equity Invested at June 2003	Expected Maximum Fund Equity	Gross AUM at June 2003	Expected Maximum Gross AUM	Indicative Realisation of Incentive Fees
Core						
Lend Lease Retail Partnership	£m	488.1	506.4	577	785	Annually from 2002
Lend Lease Overgate Partnership	£m	131.1	137.1	137	151	Annually from 2004

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe continued

Review of Continuing Operations continued

Net Operating Income/(Loss) continued

Fund Incentive Fees continued

Private Equity Funds	Basis of Calculation
Lend Lease Retail Partnership	Performance fees are based upon a three year rolling average out performance of the UK direct property benchmark (IPD) for retail centres. The performance of the fund's properties must be 110% of the IPD benchmark before any performance fee is payable. For each 1.0% of out performance a fee of 0.15% of assets under management is payable (capped at 0.50% for any one year). Fees are payable annually. At least half of the performance fee can be taken as cash, with the remainder taken as an additional interest in the Partnership which can then be sold.
Lend Lease Overgate Partnership	Performance fees are based on a three year rolling average out performance of the UK direct property market benchmark (IPD) for retail centres. Performance must exceed the IPD benchmark before any performance fee is payable. For each 1% of out performance a fee of 0.15% of assets under management is payable (capped at 0.50% for any one year). The first fee is payable in December 2003, then annually and in cash.

Expenses

Expenses decreased £1.5 million to £12.0 million for the year ended June 2003 compared to £13.5 million for June 2002. The cost reductions are largely due to the Group wide repositioning project undertaken in the prior financial year.

Other Income

Investment Income

	Year ended June 2003 Total		Year ended June 2002 Total	
	£m	A$m	£m	A$m
Bluewater, Kent	18.8	50.9	17.4	48.3
Overgate, Dundee			2.0	5.6
Lend Lease Retail Partnership	1.3	3.5	1.1	3.1
Lend Lease Overgate Partnership	2.3	6.3	2.2	6.1
Investment expense	(0.6)	(1.6)	(1.9)	(5.4)
Other	1.2	3.2	0.1	0.3
Total investment income	**23.0**	**62.3**	**20.9**	**58.0**

Bluewater investment income of £18.8 million relates to the Net Operating Income (NOI) of Bluewater derived from Lend Lease's 30% direct interest (30% at June 2002). The increased NOI is due to the improved performance of the retail centre.

No NOI was directly earned from Overgate for the year ended June 2003. The Overgate investment income of £2.0 million for the year ended June 2002 relates to the NOI derived from Lend Lease's 100% interest in the Centre and related to the period 1 July 2001 to 28 September 2001. At that date the forward sale pre conditions relating to lease targets had been met and the investors in the Lend Lease Overgate Partnership made their final payment and received 100% of the NOI thereafter.

Lend Lease Retail Partnership (LLRP) investment income of £1.3 million relates to Lend Lease's 5.02% interest in LLRP which owns a 25% interest in Bluewater and, throughout the financial year, progressively increased its ownership interest in Touchwood, Solihull. Up to June 2003, 98.5% of the Centre had been purchased by LLRP for a total £195.0 million.

Lend Lease Overgate Partnership (LLOP) investment income of £2.3 million relates to Lend Lease's 30.7% interest in LLOP.

Investment expenses incurred for the year ended June 2003 primarily relates to the Bluewater retail centre. Investment expenses incurred in the period to June 2002 also includes expenses relating to the Bluewater retail centre, but primarily related to a deferred return payable to investors in the LLOP, as Lend Lease was required to pay the investors a return of 8.5% per annum on the deposit for sale up to 28 September 2001.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Europe continued

Review of Continuing Operations continued

Other Income continued

Other investment income includes the part reversal of a provision against the carrying value of Lend Lease's 30.7% interest in the Overgate Partnership (£1.5 million), offset by Lend Lease's share of a writedown to net realisable value of real estate securities in a new European based mutual fund (European SICAV) managed by LL Houlihan Rovers at June 2003 (£0.3 million).

Equity Accounted Profits/(Losses)

Equity accounted profits of £0.2 million relate to Lend Lease's 40% interest in Generali Lend Lease (GLL), a joint venture with the Assicurazioni Generali S.P.A. group. In June 2002, Lend Lease sold its interest in Lend Lease Porto Retail (Porto Retail) and accordingly, no equity accounted profit was attributable to Lend Lease during the year ended June 2003. Porto Retail generated equity accounted profits of £1.1 million for the year ended June 2002.

Gain on Sale of Investments

In June 2002, Lend Lease sold its interests in Lend Lease Porto Retail and Larry Smith & Associates SRL.

Funds Investment Performance

Detailed below are returns for various periods to 30 June for certain REI funds compared to appropriate benchmarks, where applicable.

		Before Fees Leveraged Returns %			AUM [1]
Investment	Region	1 year	3 years	5 years	£m
Lend Lease Retail Partnership	Europe	11.2	9.6		577
Lend Lease Overgate Partnership	Europe	12.2			137
Investment Property Database (Benchmark)	Europe	9.7	8.8		

1 Represents amounts included in Assets Under Management at June 2003 of £1.9 billion.

Review of Discontinuing Operations

The profit before tax from discontinued operations increased by £6.3 million to £1.9 million for the year ended June 2003 compared to a loss before tax of £4.4 million for June 2002.

The profit before tax of £1.9 million constituted the following components:

- a profit before tax of £3.5 million in relation to the Global Fund advisory platform; including advisory fees earned of £6.7 million (largely arising from increased assets under management during the year), transaction fees of £2.3 million earned in connection with acquisitions, dispositions and arranging finance, offset by operating expenses of £5.5 million; and
- an operating loss before tax of £1.6 million in relation to new business initiatives that were formerly pursued (e.g. establishment of new funds or separate account mandates) outside the retail sector. The loss for the year included asset management fees earned (£1.1 million), acquisition, loan arrangement and advisory fees (£1.4 million), disposition fees (£0.5 million), offset by expenses of £4.6 million which included costs associated with establishment of a real estate services infrastructure (capital raising, transactions and fund structuring), new business set up costs, net of cost reductions arising from the strategic decision to exit from growth initiatives and close the European Real Estate Funds Management platform.

Assets Under Management (AUM)

	AUM at June 2002 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at June 2003 £b
Joint ventures/separate accounts	0.1	-			0.1
Lend Lease Global Fund	0.1	0.6			0.7
Total	**0.2**	**0.6**	-	-	**0.8**

Real Estate Investments (REI) continued

Europe continued

Review of Discontinuing Operations continued

Fund Incentive Fees

Detailed below is the basis on which incentive fees are earned for the Global Fund. The level of actual incentive fees is dependent on investment performance, the state of real estate markets, amount of capital invested, timing of liquidation of funds and a number of other factors.

	Currency	Fund Equity Invested at June 2003	Expected Maximum Fund Equity	Gross AUM at June 2003	Expected Maximum Gross AUM	Indicative Realisation of Incentive Fees
Opportunistic						
Lend Lease Global Fund	US$m	529.0	529.0	1,727	1,727	2006 to 2009

Private Equity Funds	Basis of Calculation
Lend Lease Global Fund	**Incentive Fees** – The advisor shares in the simple cumulative net fund returns above 12.0%. The advisor participates in 25% of the excess returns up to 30%, and thereafter, is entitled to 22.5% of the excess returns. Incentive fees are payable at a rate of 50% as returns on investments are realised with the balance payable on final liquidation of the fund based on final fund returns. Previous payments are subject to a clawback if in excess of final determined amounts. **Options** – The advisor has been granted options totalling 7.5% of the issued capital of the Global Fund. Options will vest as capital is called from investors (pro rata) and will be exercisable on final liquidation of the fund.

Investments and Co-investments

Lend Lease, where appropriate, has co-invested in funds alongside clients. Such investments are often, in effect, seed capital to establish a fund. The majority of funds in which Lend Lease co-invests are closed ended funds that are weighted towards capital growth rather than income generation. As Australian Accounting Standards prohibit recording unrealised capital gains as profit, Lend Lease's total return on the investment (including incentive fees, if any) is generally only recognised on liquidation of the funds. Until liquidation, Lend Lease receives its share of the net operating income distributed by each fund.

Lend Lease intends to exit its US, IDDF, Non-Retail European and Global Properties Fund co-investments over time. Accordingly, investment earnings from these co-investments have been classified as discontinuing operations.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments (REI) continued

Investments and Co-investments continued

The following table summarises co-investments at June 2003, as well as future commitments to co-investments.

Investment	Region	Investment June 2003 A$m	Future Commitments A$m	Total Commitments A$m	Indicative Fund Liquidation	Lend Lease Share of Income June 2003[1] A$m
Continuing						
Asia Pacific						
Australian Prime Property Fund	Australia	49.8		49.8	Open ended	3.4
Real Estate Partners I	Australia	2.6	0.5	3.1	2005	0.2
Real Estate Partners II	Australia		10.0	10.0	2010	
Asia Pacific Investment Company	Asia	37.8		37.8	2004	
Asia Pacific Investment Company II	Asia	39.9		39.9	2009	
Total Asia Pacific		130.1	10.5	140.6		3.6
Europe						
Lend Lease Retail Partnership	Europe	60.3	2.3	62.6	2011[2]	3.5
Lend Lease Overgate Partnership	Europe	100.6	4.6	105.2	2008[3]	6.3
Total Europe		160.9	6.9	167.8		9.8
Total Continuing		291.0	17.4	308.4		13.4
Discontinuing						
Asia Pacific						
Lend Lease International Distressed Debt Fund	Asia	45.8	99.9	145.7	2008	(6.8)
Europe						
Lend Lease European Real Estate Securities SICAV	Europe	18.8		18.8	Open ended	(1.6)
German Industrial Property Fund	Europe	2.4		2.4	2009	0.8
Total Europe		21.2	-	21.2		(0.8)
North America						
Value Enhancement Fund III	Americas	16.4		16.4	2005	8.4
Value Enhancement Fund IV	Americas	18.3		18.3	2007	(5.6)
Value Enhancement Fund V	Americas	33.4	41.7	75.1	2008	1.6
Yarmouth Capital Partners Limited Partnership II	Americas	45.5		45.5	2004	(9.3)
Lend Lease Real Estate Securities	Americas	20.6		20.6	Open ended	1.0
Other	Various	47.0	29.4	76.4	Various	14.2
Total North America		181.2	71.1	252.3		10.3
Global						
Lend Lease Global Properties Fund SICAF	Global	153.9		153.9	2009	
Total Discontinuing		402.1	171.0	573.1		2.7
Total Co-Investments		693.1	188.4	881.5		16.1

1 Represents Lend Lease's share of income earned before tax in A$m.
2 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Retail Partnership has a 40 year life ending in 2039. Lend Lease's co-investment is committed to the end of the fund's life.
3 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Overgate Partnership has a 40 year life ending in 2040. Lend Lease's co-investment is required to be at least a minimum of 10% of subscribed capital to the end of the fund's life.

Investment earnings from Australian co-investments, European retail co-investments and the co-investments in APIC and APIC II have been classified as continuing operations for the purpose of the Consolidated Financial Statements.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other

Non Core Investments

Non core investments includes those investments that are not integral to Lend Lease operations such as IBM Global Services (IBMGSA) in Australia, Lend Lease Asia Water Trust in Asia and Chelverton and THI in Europe.

The segment results for the year ended June 2003 are summarised below:

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Asia Pacific								
IBMGSA	15.1	20.4	15.1	20.0	12.1	16.8	59.8	58.6
Capital Services	1.1	3.3	(8.4)	0.2	(6.5)	(2.5)	4.0	17.5
Westpac Banking Corporation: Sale of shares subject to hedge arrangements		61.9		39.0		28.2		
	16.2	**85.6**	**6.7**	**59.2**	**5.6**	**42.5**	**63.8**	**76.1**
Europe								
Capital Services	16.8	8.6	9.0	12.1	16.6	9.2	16.1	19.3
Americas								
Coolsavings Inc		1.6		2.4		2.4		
	33.0	**95.8**	**15.7**	**73.7**	**22.2**	**54.1**	**79.9**	**95.4**

Asia Pacific

The profit after tax for the year ended June 2003 of A$5.6 million principally relates to distributions received from IBMGSA offset by a provision against the investment in Lend Lease Asia Water Trust of A$9.3 million. The June 2002 profit included a A$28.2 million profit after tax from unwinding the final tranche of the previously hedged Westpac shares.

Europe

European investments in Capital Services comprises Chelverton, THI and Clacton. The profit after tax of A$16.6 million comprises the reversal of provisions following the receipt of proceeds from the sale of properties in Chelverton, liquidation distributions from THI and Chelverton and the recognition of tax benefits in respect of previous provisions raised against the exposure to Chelverton.

Segment assets of A$16.1 million relates to loans to the Chelverton Group. The status of this investment is summarised below.

Chelverton Group

During the year ended June 2003 Lend Lease sold its 50% interest in the Chelverton Group. The Group's remaining interest relates to loans outstanding which are partly secured by assets in the UK and Europe.

THI plc (THI)

Lend Lease has a 14.3% interest in THI which is in administration. Provisions were raised in prior periods to cover exposures to this investment. Liquidation proceeds of A$7.9 million were received during the period.

Americas

The profit after tax of A$2.4 million in the year ended June 2002 principally relates to the sale of Lend Lease's interest in Coolsavings Inc.

Other continued

Corporate

Corporate comprises central overheads net of revenue and recoveries from the Group's operating businesses, finance costs and amortisation. These charges are summarised below:

	Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	June 2003	June 2002	June 2003	June 2002	June 2003	June 2002
Net Corporate Overheads	(54.1)	(30.4)	(13.3)	(40.8)		
Amortisation	(75.3)	(81.9)	(75.3)	(81.9)		
Group Treasury	6.0	(14.6)	10.7	0.8	599.2	534.7
Total Corporate Services [1]	**(123.4)**	**(126.9)**	**(77.9)**	**(121.9)**	**599.2**	**534.7**

1 Excludes group restructuring costs of A$32.5 million after tax which are separately disclosed in the Segment Results Summary.

Net Corporate Overheads

Net corporate costs are made up as follows:

	June 2003 A$m	June 2002 A$m
Gross corporate costs	99.1	89.6
Shared Services	12.2	12.0
	111.3	101.6
Less: Recoveries from operating businesses	(61.4)	(78.1)
Lend Lease Foundation	2.7	2.7
Other	1.5	4.2
Operating loss before tax	**54.1**	**30.4**
Operating loss after tax	**13.3**	**40.8**

Gross corporate overheads increased from A$101.6 million for the year ended June 2002 to A$111.3 million for the year ended 30 June 2003. This increase is principally due to costs associated with the Group's strategic review (A$7.0 million), the provision required to make good the Australia Square tenancy (A$7.3 million) and the introduction of several human resource initiatives (A$4.1 million) for learning and development offset by savings arising from the review of the Group's overhead structure.

Savings in gross overheads were partly offset by lower recharges to the Group's operating businesses of A$16.7 million.

The Corporate tax charge for the year ended June 2003 benefited from the one-off release of tax provisions whereas the year ended June 2002 was impacted by prior year under provisions for tax.

Lend Lease Foundation costs and revenue remained constant as there were no major change in dividends received from Lend Lease shares.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Group Amortisation

Amortisation charges are largely in respect of management agreements and goodwill which are reported at the Group, not business unit, level.

	Book Value		Amortisation Charge	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Management Agreements				
REI US				
Discontinuing operations	374.5	821.3	14.1	19.2
REI Australia				
Continuing operations	58.4	59.8	1.3	1.2
	432.9	**881.1**	**15.4**	**20.4**
Goodwill				
Bovis Group	600.6	685.9	40.2	42.9
Delfin Group	68.5	72.3	3.8	3.4
Other		1.0	0.9	1.3
REI US				
Discontinuing operations	30.9	284.7	13.9	22.9
	700.0	**1,043.9**	**58.8**	**70.5**
Other intangible assets	**3.2**	**5.1**	**1.5**	**1.0**
Total Group amortisation			**75.7**	**91.9**
FX hedge allocation			(0.4)	(10.0)
Amortisation adjusted for FX hedge allocation			**75.3**	**81.9**

As a result of the sale of REI US businesses and the writedown of the REI US goodwill and management agreement book values, the amortisation charge going forward will be significantly reduced.

Group Treasury

	Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Interest revenue	39.9	29.3	27.3	21.8		
Interest expense and borrowing costs	(66.4)	(68.0)	(39.2)	(37.9)		
Net hedge benefits	32.5	24.1	22.6	16.9		
Total Group Treasury	**6.0**	**(14.6)**	**10.7**	**0.8**	**595.5**	**534.7**

Interest Revenue and Borrowing Costs

Interest revenue increased by A$5.5 million to A$27.3 million (after tax) for the year ended 30 June 2003. This was primarily due to higher average cash balances during the year. Throughout the year excess cash over working capital requirements were consolidated in Australia. This cash was invested in commercial paper and bank bills issued by financial intermediaries and corporates with an acceptable investment grade credit rating. The credit risk on cash investments is managed through a Board approved credit policy. As most of the interest revenue is earned in Australia there is minimal impact from FX movements. The average interest rate earned on invested cash during the year was 4.8% (June 2002 4.7%).

Borrowing costs primarily relate to interest on the A$500 million medium term note due July 2005 and the US$250 million guaranteed notes due June 2005. Borrowing costs comprise A$66.4 million before tax (June 2002 A$81.8 million), offset by an FX hedge loss allocation of A$0.1 million in June 2003 (June 2002 A$13.8 million gain). Interest rates on the Group's borrowings are 70% fixed and 30% floating.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Group Treasury continued

Net Hedge Benefit

A net hedge benefit was earned on the Group's hedging of foreign exchange exposures of A$22.6 million (after tax) compared to A$16.9 million (after tax) in the prior financial year. This increase is primarily due to favourable interest rate differentials between the US and Australia, earned on hedging the Group's US Dollar position (including intercompany loans).

The impact of foreign exchange movements included in the Statements of Financial Performance differs from net hedge benefits disclosed above as gains and losses arising on hedging the Group's foreign denominated earnings are allocated (FX hedge allocation) to business unit's operating profit before tax, interest and amortisation.

Lend Lease uses Forward Foreign Exchange Contracts to hedge a proportion of forecast revenue and GPM from foreign operations, this hedging results in a proportion of foreign denominated earnings being hedged as follows:

	Year Ending 30 June 2004		Year Ending 30 June 2005		Year Ending 30 June 2006	
	Portion Hedged	Average Rate of Underlying Hedge Contracts	Portion Hedged	Average Rate of Underlying Hedge Contracts	Portion Hedged	Average Rate of Underlying Hedge Contracts
Foreign Operations						
US Dollars	70-100%	0.51	50-70%	0.56	10-30%	0.62
Pounds Sterling	70-100%	0.39	50-70%	0.38	10-30%	0.39

As the rate of the underlying hedges in the year ended June 2003 was similar to the actual average rate for the year, the loss of A$2.4 million was lower than the loss of A$21.9 million in the prior financial year. This resulted in a lower FX hedge allocation to the business unit's operating profit before tax, interest and amortisation.

Additionally, where Lend Lease hedges business unit cash flows, any FX gains and losses arising on the hedges are allocated directly to business unit operating profit.

The impact of foreign exchange movements on the Group's net assets is detailed in the Foreign Currency Translation Reserve (FCTR). In the year ended June 2003, the FCTR debit balance increased reducing reserves by A$8.9 million. Due to the writedown of the US REI business, the appreciation of the A$ relative to the US$ had little impact on FCTR this year.

Credit Strength

Management principally analyses credit strength in terms of interest coverage and targets approximately six times EBITDA to interest expense ratio. The key borrowing ratios are shown below.

		June 2003	June 2002
Cash	A$m	867.2	904.1
Borrowings	A$m	884.6	938.6
Total equity	A$m	3,007.6	3,752.1
Borrowings to total assets	%	11.8	10.8
Gross debt to shareholders' equity	%	29.4	25.0
Net (cash)/debt to shareholders' equity	%	0.6	0.9
Debt to shareholders' equity plus debt	%	22.7	20.0
Credit rating	Rating	A-/Baa2	A-/Baa2
Interest coverage [1]	Times	7.7	7.6
Interest coverage target	Times	6.0	6.0

1 Calculated as EBITDA (before the writedown of REI US businesses of A$945.0 million) plus interest revenue divided by net borrowing costs excluding foreign exchange benefit.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Statement of Financial Position (Balance Sheet)

Balance Sheet Summary by Major Component

	June 2003 A$m	June 2002 A$m	Increase/ (Decrease) A$m
Cash	867.2	904.1	(36.9)
Real estate development inventories	937.0	857.6	79.4
Real estate development investments	98.9	140.9	(42.0)
Real estate co-investments	694.7	663.7	31.0
Other real estate investments	611.8	648.9	(37.1)
Other investments	42.8	52.1	(9.3)
Goodwill	700.0	1,043.9	(343.9)
Management agreements	432.9	881.1	(448.2)
Borrowings	(884.6)	(938.6)	54.0
Other net assets/(liabilities) [1]	(493.1)	(501.6)	8.5
Shareholders' equity	**3,007.6**	**3,752.1**	**(744.5)**

1 *Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax.*

Total equity decreased from A$3.8 billion to A$3.0 billion primarily due to the writedown of the REI businesses.

Cash Flow

The following table summarises the major cash flows for the year ended 30 June 2003.

	June 2003 A$m	June 2002 A$m
Cash at the beginning of financial year	**904.1**	**1,118.6**
Summary of Major Cash Transactions During Financial Year		
Operating Activities		
Net receipts in the course of operations	265.2	173.8
Net property development receipts	28.9	518.5
Tax payments	(145.6)	(142.0)
Net interest paid	(26.3)	(52.3)
Other operating cash receipts	69.2	59.4
Net cash provided by operating activities	**191.4**	**557.4**
Other Cash Transactions		
Payment of dividends	(80.9)	(73.3)
Net REI Co-investments	(166.5)	(142.3)
Net mortgage loans and tax credit properties investments	(69.6)	(219.2)
Proceeds on sale of investments (including North Lakes)	159.4	126.7
Net borrowing repayments		(243.6)
Purchase of controlled entities (including Lend Lease Rosen Real Estate Securities)	(38.2)	(173.9)
Other net cash flows	(32.5)	(46.3)
Net cash deployed for financial year	**(36.9)**	**(214.5)**
Closing cash balance at end of financial year	**867.2**	**904.1**

Net property development cash flows during June 2003 include the payment received from Capital Shopping Centres in relation to Chapelfield, Norwich. June 2002 included cash flows from Olympic Village, Sydney (A$240.9 million) Touchwood Court, Solihull ($139.9 million) and Overgate Centre, Dundee ($132.1 million).

Five Year Profile

		June 2003	June 2002	June 2001	June 2000	June 1999
Profitability						
Operating revenue	**A$m**	**10,114**	**12,478**	**11,454**	**12,997**	**4,119**
Operating profit before tax (excluding writedown of REI businesses) [1]	**A$m**	**315**	**391**	**241**	**756**	**516**
Operating profit after tax (excluding writedown of REI businesses) [1]	**A$m**	**230**	**226**	**151**	**432**	**420**
Operating (loss)/profit after tax (including writedown of REI businesses)	**A$m**	**(715)**	**226**	**151**	**432**	**420**
Divisional Contribution [1]						
Bovis Lend Lease	A$m	134	113	90	56	37
Integrated Development Businesses	A$m	32	40	31	11	128
Real Estate Investments [1]	A$m	153	141	117	137	70
Equity Investments	A$m		28	83	98	51
Other	A$m	(10)	26	(56)	53	28
Financial Services	A$m				231	200
Corporate amortisation	A$m	(75)	(92)	(89)	(56)	(15)
Corporate other [2]	A$m	(4)	(30)	(25)	(98)	(79)
Total [3]	**A$m**	**230**	**226**	**151**	**432**	**420**
EBITDA [1]	A$m	474	593	339	939	576
Earnings per share [1,4]	cents	52.5	52.1	33.5	85.0	82.6
Operating profit after tax to shareholders' equity (ROE) for the year [1,5]	%	6.5	6.1	4.1	8.1	12.1
Dividend per share [6]	cents	30	18	21	64	60
Dividend payout ratio [1]	%	56.0	34.4	59.6	75.6	72.0
Corporate Strength						
Total assets	A$m	7,409	8,587	9,060	10,942	7,291
Cash	A$m	867	904	1,119	3,484	621
Borrowings	A$m	885	939	1,081	1,046	1,210
Current assets	A$m	3,703	4,015	4,278	6,266	2,234
Current liabilities	A$m	2,993	3,245	3,568	3,800	2,452
Shareholders' equity	A$m	3,008	3,752	3,667	5,307	3,469
Cash flows from operations	A$m	191	557	287	726	303
Net asset backing per share	A$	6.86	8.63	8.54	10.38	6.88
Ratio of current assets to current liabilities	times	1.24	1.24	1.20	1.65	0.91
Debt to shareholders' equity	%	29.4	25.0	29.5	19.7	34.9
Debt to shareholders' equity plus debt	%	22.7	20.0	22.8	16.5	25.9
Net debt to shareholders' equity	%	0.6	0.9	(1.0)	(45.9)	17.0
Debt to total market capitalisation	%	24.2	20.5	20.0	9.6	11.6
Shares on issue	m	439	435	430	512	504
Number of shareholders	No.	74,878	86,003	87,516	59,553	45,113
Number of equivalent full time employees	No.	9,992	10,554	10,484	9,774	4,627
Assets under management	A$b	82.0	86.1	92.1	71.1	73.2
Shareholders' Returns and Statistics						
Proportion of shares on issue to top 20 shareholders	%	61.5	59.9	54.3	60.6	64.4
Staff shareholdings	%	13.5	13.7	14.1	13.7	13.4
Total dividends paid or declared	A$m	129	78	90	327	303
Share price as at 30 June as quoted on the Australian Stock Exchange	A$	8.35	10.54	12.55	21.31	20.74

1 Based on operating results excluding the writedown of REI businesses of A$882.0 million before tax (A$945.0 million after tax).
2 Includes Group Treasury and Corporate administration services.
3 Includes A$32.1 million (2002 A$23.3 million) relating to discontinued operations.
4 Earnings per share including the writedown of REI businesses was (163.1) cents for June 2003. Equity represents the average balance for the year.
5 Return On Equity (ROE) including the writedown of REI businesses was (23.8%) for June 2003.
6 June 2003 is calculated using the final dividend declared since 30 June 2003 to be paid 18 September 2003.

Lend Lease Corporation Limited
Annual Consolidated Financial Report 30 June 2003

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Consolidated Financial Statements

Statements of Financial Performance

Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Revenue from Ordinary Activities					
Revenue from the sale of development properties	3(a)	229.6	818.8		
Revenue from the provision of services	3(b)	9,576.5	11,220.9	25.3	34.5
Other revenues from ordinary operating activities	3(c)	307.8	438.3	223.8	302.1
Total revenue from ordinary activities		**10,113.9**	**12,478.0**	**249.1**	**336.6**
Expenses from Ordinary Activities					
Integrated property development activities		(709.1)	(806.6)		
Project and construction management activities		(8,335.5)	(10,269.8)		
Real estate equity and debt management activities					
Ordinary expenses		(678.0)	(866.7)		
Writedown of REI businesses	4	(882.0)		(247.0)	
Equity investment activities	2		(22.4)		
Administration expenses		(53.3)	(73.6)	(115.0)	(179.0)
Borrowing costs		(66.4)	(81.8)	(33.8)	(51.6)
Total expenses from ordinary activities		**(10,724.3)**	**(12,120.9)**	**(395.8)**	**(230.6)**
Share of net profit of associates accounted for using the equity method	32	18.6	29.8		
Share of net profit of joint venture entities using the equity method	33	24.8	4.2		
(Loss)/profit before tax from ordinary activities		**(567.0)**	**391.1**	**(146.7)**	**106.0**
Income tax expense relating to ordinary activities	5(a)	(140.9)	(152.3)	(29.5)	(45.0)
(Loss)/profit after tax from ordinary activities		**(707.9)**	**238.8**	**(176.2)**	**61.0**
Ordinary profit after tax attributable to outside equity interests		(6.9)	(12.5)		
Net (loss)/profit after tax attributable to members of Lend Lease Corporation Limited		**(714.8)**	**226.3**	**(176.2)**	**61.0**
Non Owner Transaction Changes in Equity					
Decrease in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	24	39.1		39.1	
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**(685.7)**	**165.4**	**(137.1)**	**61.0**
Earnings per share					
Basic (cents)	6	**(163.1)**	**52.1**		
Diluted (cents)	6	**(163.1)**	**52.1**		
Alternative earnings per share[1]					
Basic (cents)	6	52.5	52.1		
Diluted (cents)	6	52.5	52.1		

1 The June 2003 alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statements of Financial Position

As at 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Current Assets					
Cash and cash equivalents	7	867.2	904.1		0.1
Receivables	8	1,858.2	2,177.4	2,156.1	2,787.0
Inventories	9	311.0	392.3		
Other investments	11	377.0	350.7		
Other assets	16	289.1	190.3		
Total current assets		**3,702.5**	**4,014.8**	**2,156.1**	**2,787.1**
Non Current Assets					
Receivables	8	76.7	75.6	654.1	327.7
Inventories	9	871.0	791.4		
Equity accounted investments	10	118.5	166.1		
Other investments	11	952.7	922.0	1,800.6	1,327.5
Future income tax benefit	5(d)	295.6	388.1	193.0	36.6
Property, plant and equipment	12	72.6	128.7	1.2	6.9
Goodwill	13	700.0	1,043.9		
Management agreements	14	432.9	881.1		
Other intangibles	15	57.0	58.9		
Other assets	16	129.4	116.3		
Total non current assets		**3,706.4**	**4,572.1**	**2,648.9**	**1,698.7**
Total assets		**7,408.9**	**8,586.9**	**4,805.0**	**4,485.8**
Current Liabilities					
Creditors	17	2,463.5	2,799.5	857.6	390.7
Current tax liabilities	5(b)	59.7	10.8	67.9	33.6
Provisions	19	398.3	318.3	29.1	70.1
Other interest bearing liabilities	20	20.3	31.2		
Other non interest bearing liabilities	21	51.2	85.1		
Total current liabilities		**2,993.0**	**3,244.9**	**954.6**	**494.4**
Non Current Liabilities					
Creditors	17	24.6	6.8	890.0	954.2
Borrowings	18	884.6	938.6		
Provisions	19	108.9	107.7		
Provision for deferred income tax	5(c)	141.0	193.1	127.7	5.2
Other interest bearing liabilities	20	236.4	267.7		
Other non interest bearing liabilities	21	12.8	76.0		
Total non current liabilities		**1,408.3**	**1,589.9**	**1,017.7**	**959.4**
Total liabilities		**4,401.3**	**4,834.8**	**1,972.3**	**1,453.8**
Net assets		**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**
Equity					
Contributed equity	22	816.4	797.7	816.4	797.7
Reserves	23	42.6	51.5	104.6	104.6
Retained profits	24	2,141.4	2,899.1	1,911.7	2,129.7
Total parent equity interest		**3,000.4**	**3,748.3**	**2,832.7**	**3,032.0**
Outside equity interests in controlled entities	25	7.2	3.8		
Total equity	26	**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statements of Cash Flows

Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Cash Flows from Operating Activities					
Cash receipts in the course of operations		9,873.5	11,982.7	63.1	72.4
Cash payments in the course of operations		(9,608.2)	(11,808.9)	(73.8)	(54.3)
Integrated property development receipts	29(b)	365.7	1,165.6		
Integrated property development expenditure	29(b)	(336.8)	(647.1)		
Interest received		40.0	31.1	141.5	146.1
Dividends received		54.3	37.4	12.0	60.3
Distributions from partnerships received	29(b)	14.9	22.0		
Income tax paid in respect of operations	29(b)	(145.6)	(142.0)	(48.7)	(23.9)
Interest paid		(66.4)	(83.4)	(33.8)	(51.6)
Net cash provided by operating activities	**29(a)**	**191.4**	**557.4**	**60.3**	**149.0**
Cash Flows from Investing Activities					
Proceeds from sale/redemption of current investments	29(b)	773.7	689.7		
Purchases of current investments	29(b)	(843.3)	(908.9)		
Proceeds from sale/redemption of non current investments	29(b)	159.4	126.7		
Purchases of non current investments	29(b)	(166.5)	(142.3)	(729.9)	(402.0)
Proceeds from sale of other assets		3.2		3.2	
Repayment of (loans to)/loans from associates/related parties	29(b)	(33.7)	34.0	(58.4)	24.6
Payment for acquisition of controlled entities	29(c)	(38.2)	(173.9)		
Proceeds from sale of controlled entities	29(d)	15.4	5.7		
Proceeds from sale of property, plant and equipment		21.5	3.1		
Purchases of property, plant and equipment		(27.1)	(32.7)	(0.3)	(0.8)
Purchases of management agreements			(21.7)		
Proceeds from sale of management agreements			7.0		
Net cash used in investing activities		**(135.6)**	**(413.3)**	**(785.4)**	**(378.2)**
Cash Flows from Financing Activities					
Proceeds from borrowings	29(b)	1,209.5	1,936.9		
Repayment of borrowings	29(b)	(1,209.5)	(2,180.5)		
Net proceeds from share issues	22	43.0	32.7	43.0	32.7
Payments for share buybacks	22	(15.2)			
Dividends paid		(80.9)	(73.3)	(80.9)	(73.3)
Decrease in financing of controlled entities				762.9	269.9
Return of capital to outside equity interest		(2.9)	(37.2)		
Net cash (used in)/provided by financing activities		**(56.0)**	**(321.4)**	**725.0**	**229.3**
Other Cash Flow Items					
Effect of exchange rate changes on cash and cash equivalents		(43.4)	(26.8)		
Cash balances in controlled entities acquired		6.1	1.3		
Cash balances in controlled entities sold		0.6	(11.7)		
Net decrease from other items		**(36.7)**	**(37.2)**	**-**	**-**
Net (decrease)/increase in cash and cash equivalents		**(36.9)**	**(214.5)**	**(0.1)**	**0.1**
Cash and cash equivalents at the beginning of the financial period		**904.1**	**1,118.6**	**0.1**	**-**
Cash and cash equivalents at the end of the financial period	**7**	**867.2**	**904.1**	**-**	**0.1**

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

(a) Basis of Preparation

The annual financial report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial year, except where otherwise noted.

Basis of Consolidation

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

(b) Revenue

Revenue from the Sale of Development Properties represents:

- for residential land sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the Provision of Services represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

Dividends

Dividends are recognised when declared.

Rental Income

Rental income is recognised on an accruals basis.

Proceeds on Sale of Investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

1. Summary of Principal Accounting Policies continued

(c) Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land sales upon settlement of contract;
- for non residential land sales upon exchange of contract where all the conditions under the sales contract have been met or are likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion that the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) Taxation

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statement of Financial Position as 'Future income tax benefit' or 'Provision for deferred income tax'. Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

The Company is the head entity in an Australian Tax Consolidated Group comprising all the Australian wholly owned subsidiaries. The Company intends to enter the Australian Tax Consolidation Regime effective 1 July 2002.

The Company recognises all of the current and deferred tax assets and liabilities of the Australian Tax Consolidated Group (after elimination of intra group transactions).

The Australian Tax Consolidated Group has entered into a tax funding arrangement that requires wholly owned Australian subsidiaries to make contributions to the Company for tax liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation. The contributions are broadly calculated as if each entity paid tax on a stand alone basis.

The assets and liabilities arising under the Australian tax funding arrangement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

(e) Recoverable Amount of Non Current Assets Valued on a Cost Basis

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

(f) Investments

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least every three years by an independent valuer, with more frequent valuations obtained for large investments held.

The independent valuers determine the recoverable amount of each asset using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(g) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's Statement of Financial Performance and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

1. Summary of Principal Accounting Policies continued

(h) Partnerships

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statement of Financial Performance for the period.

(i) Joint Venture Entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statement of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(j) Joint Venture Operations

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(k) Receivables

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

(l) Pre Contract and Project Bidding Costs

Lend Lease expenses all pre contract and project bidding costs, unless there is a high degree of certainty that a contract will be entered into (at least preferred bidder status) and that the costs will be fully recoverable from contract revenues. Costs previously expensed are not subsequently reinstated when a contract award is achieved.

(m) Inventories

Property Held for Sale

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds net realisable value. In determining net realisable value the Directors have regard to independent valuations obtained in accordance with Note 1(f) Summary of Principal Accounting Policies.

Construction and Development Work in Progress

The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

1. Summary of Principal Accounting Policies continued

(n) Property, Plant and Equipment

Land, buildings and leasehold improvements are carried at the lower of cost or recoverable amount.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The writedown is recognised as an expense in the financial period in which it occurs.

(o) IT Software Systems

Direct costs incurred in the development of major IT Systems are capitalised on the Statement of Financial Position. A major IT Software System is one that has a total cost in excess of A$10.0 million and that will provide demonstrable ongoing benefits to Lend Lease. IT Systems are amortised on a straight line basis over a period not exceeding five years. The carrying amount is reviewed to determine whether it is in excess of the recoverable amount (refer Note 1(e) Summary of Principal Accounting Policies).

(p) Management Agreements

Management agreements are held at the lower of cost or recoverable amount. These agreements are independently valued in accordance with Lend Lease policy using discount rates and methodologies appropriate to each particular management agreement. Management agreements are amortised over their estimated useful lives, assessed to be no more than 50 years.

(q) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statement of Financial Performance.

(r) Employee Benefits

Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that Lend Lease expects to pay as at each reporting date including related on costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date. Consideration is given to expected future increases in wage and salary rates including related on costs and expected settlement dates based on turnover history.

(s) Creditors

Trade Creditors

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

Insurance Claims

A liability for outstanding claims is recognised in respect of Lend Lease's wholly owned special purpose captive insurance subsidiary. The liability covers claims incurred but not yet paid, incurred but not reported claims and the anticipated direct and indirect costs of settling those claims. The liability for outstanding claims is measured as the present value of the expected future payments, reflecting the fact that all the claims do not have to be paid out in the immediate future. The expected future payments are then discounted to a present value at the reporting date, using discount rates based on investment opportunities available.

1. Summary of Principal Accounting Policies continued

(t) Borrowings

Borrowings are carried on the Statement of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

(u) Foreign Currency

Lend Lease's international currency management strategy and policy is detailed in Note 30 International Currency Management and Financial Instruments.

Assets and liabilities of self sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the Statement of Financial Performance in the financial period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations (refer Note 30 International Currency Management and Financial Instruments). These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the Statement of Financial Performance for hedge contracts that relate to the current financial period, or held on the Statement of Financial Position as an asset or liability for hedge contracts that relate to future financial periods, provided that sufficient excess of revenue over expenses are anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

(v) Derivatives

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statement of Financial Performance as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and sale (refer Note 1(m) Summary of Principal Accounting Policies).

Group policy permits the purchase and sale of options. Purchased options are treated as effective hedges. Sold options are not treated as effective hedges for accounting purposes and therefore these options are immediately recognised on the Statement of Financial Position. Changes in the value of such options are recognised in the Statement of Financial Performance. As at 30 June 2003, there were no such options outstanding. The same treatment is given to any other form of derivative transaction entered into which is not classified as an effective hedge. At 30 June 2003, there were no such derivatives outstanding.

The accounting policy for forward foreign exchange contracts is set out in Note 1(u) Summary of Principal Accounting Policies.

(w) Provisions

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Provisions for non cancellable operating lease rentals payable on surplus leased premises are raised when it is determined that no substantive future benefit will be obtained from its occupancy and sub lease rentals are less.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

Provisions for dividends are recognised in the reporting period in which they are declared.

1. Summary of Principal Accounting Policies continued

(x) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(y) Earnings Per Share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the financial period.

(z) Employee Share Plans

Lend Lease employee share plans are funded by Lend Lease contributions at the rate of up to 7.5% of each individual employee's annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed.

These contributions are expensed by the Company in the Statement of Financial Performance. The Lend Lease employee share plans utilise these contributions for on market purchases of shares in Lend Lease Corporation. Shares acquired by the Lend Lease employee share plans are allocated to individual employees in accordance with their salary and profit share entitlements.

In addition, an annual allotment of 0.5% of the issued capital of Lend Lease Corporation is granted to various employee share plans for allocation to employees based on individual and departmental performance. These shares are issued to the plans at 50 cents per share and this amount is expensed in the Statement of Financial Performance at issue date. These shares may be allocated to individual employees either during the current financial period or future financial periods (refer Note 35 Employees' and Directors' Compensation).

(aa) Change in Accounting Policy

Employee Benefits

As from 1 July 2002, Lend Lease applied the revised AASB 1028 'Employee Benefits' for the first time.

The liability for wages and salaries, annual leave, sick leave and long service leave is now calculated using the remuneration rates Lend Lease expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Lend Lease Consolidated Financial Report as at 1 July 2002 as a result of this change are A$1.5 million increase in provision for employee benefits, A$1.1 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by A$0.6 million and income tax expense decreased by A$0.3 million for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$1.3 million increase in provision for employee benefits, A$0.9 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. Employee benefits would have increased by A$0.5 million and income tax expense decreased by A$0.2 million in the reporting period to 30 June 2002.

Provisions, Contingent Liabilities and Contingent Assets

As from 1 July 2002, Lend Lease applied the new AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' for the first time.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that financial period. As a result of this change, the adjustments to the Consolidated Financial Report as at 1 July 2002 was a A$39.1 million increase in opening retained profits and a A$39.1 million decrease in provision for dividends. There was no impact on profit or loss for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$38.8 million increase in opening retained profits and A$38.8 million decrease in provision for dividends. There would have been no impact on profit or loss for the reporting period to 30 June 2002.

. to the Consolidated Financial Statements continued

ŋment Reporting

ent results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

;s Segment Summary

	Segment Revenue[1,2]		Other Unallocated Revenue[3]		Group Operating Revenue[4]		Segment Result Before Tax[1,2,3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses[1,3]		Group Operating (Loss)/Profit Before Tax[4]		Group Operating (Loss)/Profit After Tax from Ordinary Activities[5]		Group Operating (Loss)/Profit After Tax	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
ɟ Construction ɛnt[6]	8,460.9	10,177.9		42.8	8,460.9	10,220.7	125.5	119.4	3.7	4.7	78.7	57.4	207.9	181.5	133.8	112.9	133.7	112.7
Property ɛnt[6]	618.5	1,084.8	86.2		704.7	1,084.8	(21.0)	57.0	23.2	9.9	44.6	3.5	46.8	70.4	36.0	52.2	31.6	40.6
Estate																		
	9,079.4	11,262.7	86.2	42.8	9,165.6	11,305.5	104.5	176.4	26.9	14.6	123.3	60.9	254.7	251.9	169.8	165.1	165.3	153.3
y[7]	517.9	563.6	1.0	75.9	518.9	639.5	(497.2)	97.7	2.4	12.7	15.5	51.2	(479.3)	161.6	(570.5)	113.9	(572.6)	113.0
[8]	313.6	373.6	15.4	6.6	329.0	380.2	(218.6)	1.4	14.1	6.7	14.1	22.7	(190.4)	30.8	(222.0)	27.6	(222.3)	27.8
Estate ts	831.5	937.2	16.4	82.5	847.9	1,019.7	(715.8)	99.1	16.5	19.4	29.6	73.9	(669.7)	192.4	(792.5)	141.5	(794.9)	140.8
ɛ Real Estate	9,910.9	12,199.9	102.6	125.3	10,013.5	12,325.2	(611.3)	275.5	43.4	34.0	152.9	134.8	(415.0)	444.3	(622.7)	306.6	(629.6)	294.1
Businesses/ ems ng Cost											(47.3)		(47.3)		(32.5)		(32.5)	
stments[9]		61.9				61.9		39.0						39.0		28.2		28.2
	13.1	23.2	19.9	10.7	33.0	33.9	15.7	24.0				10.7	15.7	34.7	22.2	25.9	22.2	25.9
Core s	13.1	85.1	19.9	10.7	33.0	95.8	15.7	63.0		-	(47.3)	10.7	(31.6)	73.7	(10.3)	54.1	(10.3)	54.1
nent	9,924.0	12,285.0					(595.6)	338.5	43.4	34.0								
ɛd Corporate			67.4	57.0	67.4	57.0					(120.4)	(126.9)	(120.4)	(126.9)	(74.9)	(121.9)	(74.9)	(121.9)
ıp			189.9	193.0	10,113.9	12,478.0					(14.8)	18.6	(567.0)	391.1	(707.9)	238.8	(714.8)	226.3

005 'Segment Reporting' does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest
dend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
t revenues, expenses and results include inter segment transfers between business segment of A$0.6 million. Inter segment transfers are priced on an arm's length basis.
t results include amortisation (A$84.6 million) and restructuring costs (A$47.3 million) which have been reclassified in 'Other Unallocated Revenues and Expenses' to enable reconciliation to the MD&A results.
ation and classification is consistent with MD&A.
ents the Group net (loss)/profit before Outside Equity Interest.
Finance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project and Construction Management are now included in Integrated Property Development. The comparatives have been
d in line with RES' revised management structure, as previously advised in the June 2002 MD&A.
quity includes discontinuing operations' segment revenue of A$295.8 million (2002 A$354.9 million), segment loss before tax of A$630.7 million (2002 profit of A$10.0 million), and segment loss after tax of A$682.1 million (2002 loss of A$3.1
(refer Note 37 Discontinuing Operations).
ebt includes discontinuing operations' segment revenue of A$313.6 million (2002 A$373.6 million), segment loss before tax of A$218.6 million (2002 profit of A$1.4 million), and segment loss after tax of A$250.5 million (2002 loss of A$3.6
(refer Note 37 Discontinuing Operations).
)02 segment results relates to the disposal of 6 million Westpac shares.

s to the Consolidated Financial Statements continued

gment Reporting continued

ss Segment Summary continued

	Depreciation & Amortisation[2]		Non Cash Expenses other than Depreciation & Amortisation[3]		Segment Assets[1]		Equity Accounted Investments		Unallocated Corporate Assets[1]		Total Group Assets		Acquisition of Non Current Assets[4]		Segment Liabilities[1]		Unallocated Corporate Liabilities[1]		Total Group Liabilities	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Construction ent[5]	61.4	63.3	26.9	17.8	2,871.6	3,333.7	1.5	4.8	47.4	52.8	2,920.5	3,391.3	13.3	26.1	2,218.9	2,634.6	18.1	19.2	2,237.0	2,653.8
Property ent[5]	7.7	7.7	26.7	(14.3)	720.3	552.3	95.6	124.3	5.7	30.1	821.6	706.7	1.8	78.3	308.7	247.6	4.5	16.7	313.2	264.3
l Estate																				
	69.1	71.0	53.6	3.5	3,591.9	3,886.0	97.1	129.1	53.1	82.9	3,742.1	4,098.0	15.1	104.4	2,527.6	2,882.2	22.6	35.9	2,550.2	2,918.1
ty[6]	35.0	43.3	713.8	52.7	2,096.9	2,851.6	8.2	13.5	90.8	212.0	2,195.9	3,077.1	39.8	29.0	449.9	566.4	71.1	96.5	521.0	662.9
[7]	21.5	23.8	232.7	18.6	757.1	754.1	13.2	23.5	21.5	4.1	791.8	781.7	13.0	27.2	215.0	127.7	8.1	1.8	223.1	129.5
l Estate nts	56.5	67.1	946.5	71.3	2,854.0	3,605.7	21.4	37.0	112.3	216.1	2,987.7	3,858.8	52.8	56.2	664.9	694.1	79.2	98.3	744.1	792.4
e Real Estate	125.6	138.1	1,000.1	74.8	6,445.9	7,491.7	118.5	166.1	165.4	299.0	6,729.8	7,956.8	67.9	160.6	3,192.5	3,576.3	101.8	134.2	3,294.3	3,710.5
Businesses/ ems																				
ing Cost				22.3														10.5		10.5
stments			13.1	11.2	79.9	73.3				37.0	79.9	110.3			5.0	45.3		2.4	5.0	47.7
Core s	-	-	13.1	33.5	79.9	73.3	-	-	-	37.0	79.9	110.3	-	-	5.0	45.3	-	12.9	5.0	58.2
ment	125.6	138.1	1,013.2	108.3	6,525.8	7,565.0	118.5	166.1					67.9	160.6	3,197.5	3,621.6				
ed Corporate									599.2	519.8	599.2	519.8					1,102.0	1,066.1	1,102.0	1,066.1
up									764.6	855.8	7,408.9	8,586.9					1,203.8	1,213.2	4,401.3	4,834.8

005 'Segment Reporting' does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities and
gs and liabilities related to assets that are the subject of finance lease liabilities.
nts segment amortisation and depreciation.
h expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29 Notes to the Statements of Cash Flows).
uisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.
inance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project & Construction Management are now included in Integrated Property Development. The comparatives have been changed
th RES' revised management structure as previously advised in the June 2002 MD&A.
uity includes discontinuing operations' segment assets of A$802.4 million (2002 A$1,615.2 million) and segment liabilities of A$152.8 million (2002 A$1,246.3 million) (refer Note 37 Discontinuing Operations).
bt includes discontinuing operations' segment assets of A$736.2 million (2002 A$753.8 million) and segment liabilities of A$215.0 million (2002 A$127.7 million) (refer Note 37 Discontinuing Operations).

; to the Consolidated Financial Statements continued

gment Reporting continued

ographical Segment Summary

	Segment Revenue		Group Operating Revenue		Group (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax		Segment Assets		Acquisition of Non Current Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
stralia and Pacific [1]	1,365.7	1,657.8	1,419.2	1,693.4	144.7	188.4	100.5	129.1	972.2	844.0	3.6	99.6
rth America [2]	5,878.8	7,084.3	5,895.2	7,091.8	(643.4)	177.2	(767.5)	120.6	3,189.0	4,403.6	58.3	53.0
a [3]	360.0	299.4	360.9	328.7	(14.6)	7.7	(27.9)	(1.6)	319.0	454.7	1.7	1.1
ope [4]	2,319.5	3,243.5	2,377.2	3,307.1	66.7	144.7	55.0	100.1	2,045.6	1,862.7	4.3	6.9
al Segment	**9,924.0**	**12,285.0**							**6,525.8**	**7,565.0**	**67.9**	**160.6**
allocated Corporate			67.4	57.0	(120.4)	(126.9)	(74.9)	(121.9)				
al Group			**10,113.9**	**12,478.0**	**(567.0)**	**391.1**	**(714.8)**	**226.3**				

Includes discontinuing operations' segment revenue of A$3.9 million (2002 A$2.3 million); segment profit before tax of A$1.2 million (2002 profit of A$1.0 million) and segment profit after tax of A$0.8 million (2002 profit of A$0.6 million) (refer Note 37 Discontinuing Operations).

Includes discontinuing operations' segment revenue of A$554.7 million (2002 A$690.1 million); segment loss before tax of A$785.2 million (2002 profit of A$31.5 million) and segment loss after tax of A$868.2 million (2002 profit of A$15.8 million) (refer Note 37 Discontinuing Operations).

ncludes discontinuing operations' segment revenue of A$19.2 million (2002 A$26.3 million); segment loss before tax of A$39.3 million *(2002 loss of A$9.1 million) and segment loss after of A$42.2 million (2002 loss of A$11.4 million) (refer* Note 37 Discontinuing Operations).

ncludes discontinuing operations' segment revenue of A$31.6 million (2002 A$9.8 million); segment loss before tax of A$26.0 million (2002 loss of A$12.0 million) and segment loss after tax of A$23.0 million (2002 loss of A$11.7 million) (refer Note 37 Discontinuing Operations).

siness Segments

consolidated entity comprises the *following* main business segments, *based on the consolidated entity's management reporting system:*

al Estate Solutions

Group's Real Estate Solutions business encompasses two major business activities as follows:

ject and Construction Management

al estate project management, *construction management and engineering.*

egrated Property Development

aspects of property development from concept through to design, planning, construction, financing and leasing to eventual sale. In addition, this business segment is responsible for the creation and nagement of Private Finance Initiatives (PFI's) including Build Operate Transfer (BOT) projects.

al Estate Investments

al Estate Investments – Equity

nagement of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial visor and arranger of project finance and related services.

ludes discontinued operations (refer Note 37 Discontinued Operations).

2. Segment Reporting continued

Business Segments continued

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub performing and non performing commercial mortgages.

These are now discontinuing operations (refer Note 37 Discontinuing Operations).

Equity Investments

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

Other

Other includes the following business activities:

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T and eBusiness Investments

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

Unallocated Business Segments

Corporate

Group treasury, amortisation and Corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Geographical Segments

The Group's businesses operate on a global basis. Segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

Australia and Pacific

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

North America

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

Asia

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

Europe

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
3. Revenue				
Revenue from sale of development properties	229.6	818.8		
Revenue from the provision of services	9,576.5	11,220.9	25.3	34.5
Other revenue from ordinary operating activities	307.8	438.3	223.8	302.1
Total revenue	**10,113.9**	**12,478.0**	**249.1**	**336.6**
Total comprising:				
(a) Revenue from the Sale of Development Properties				
Touchwood, Solihull	13.1	481.9		
Olympic Village/Newington, Sydney	0.7	156.3		
Overgate Centre, Dundee		13.1		
Admiralty Industrial Park, Singapore	1.1	10.4		
Urban Communities projects	214.7	157.1		
Total revenue from the sale of development properties	**229.6**	**818.8**	**-**	**-**
(b) Revenue from the Provision of Services				
Real Estate Solutions				
Project and construction management [1]	8,780.4	10,379.3		
Integrated property development	50.8	49.1		
	8,831.2	**10,428.4**	**-**	**-**
Real Estate Investments				
Property and funds management	741.2	788.0		
Other	4.1	4.5	25.3	34.5
Total revenue from the provision of services	**9,576.5**	**11,220.9**	**25.3**	**34.5**
(c) Other Revenues from Ordinary Operating Activities				
Dividends Received				
Controlled entities				45.9
Other related parties	5.9	9.4	5.8	9.1
Other corporations	7.1	21.7	6.2	5.2
	13.0	**31.1**	**12.0**	**60.2**
Rental Income				
Bluewater, Kent	50.9	48.3		
Overgate, Dundee		5.6		
Other	2.9	0.5		
	53.8	**54.4**	**-**	**-**
Interest Received				
Controlled entities			136.1	159.6
Other related parties	2.1	0.8	1.1	1.1
Other corporations	37.9	30.3	5.5	0.7
	40.0	**31.1**	**142.7**	**161.4**

1 June 2003 includes decrease in revenue of A$697.1 million due to foreign currency translation movement as a result of the strengthening Australian Dollar during the year.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
3. Revenue continued				
(c) Other Revenues from Ordinary Operating Activities continued				
Proceeds on Sale of Investments				
Tres Aguas	43.7			
North Lakes (Urban Community)	42.5			
Holliday Fengolio Fowler	15.4			
Chelverton Group Limited	10.3			
Lend Lease Chelverton International	3.7		3.2	
Westpac Banking Corporation		61.9		
Bovis Thames Shanghai Limited (Da Chang)		22.7		
Lend Lease Porto Retail (Arrábida)		21.2		
Kiwi Property Group		20.5		
Lend Lease European Mutual Fund		20.3		
Calderdale		13.2		
Larry Smith, Italy		5.7		
Other	2.9	7.0		
	118.5	172.5	3.2	-
Share of Partnerships' Result				
King of Prussia	24.0	27.3		
Lend Lease Overgate Partnership	6.3	6.1		
Lend Lease Retail Partnership	3.5	3.1		
YCP II	(9.3)	3.3		
	24.5	39.8	-	-
Other Revenue				
Guarantee fees	1.3	11.5	30.3	52.5
Distributions received	4.7	13.0		
Other	52.0	84.9	35.6	28.0
	58.0	109.4	65.9	80.5
Total other revenues from ordinary operating activities	307.8	438.3	223.8	302.1

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
4. Ordinary Loss/(Profit) Items				
Loss/(profit) from ordinary activities before income tax is arrived at after including:				
Depreciation and amortisation				
Depreciation of IT systems	8.9	13.2		
Depreciation of property, plant and equipment	39.4	38.4	3.7	2.0
Less: Capitalised depreciation	(0.1)	(0.1)		
Amortisation of leased plant and equipment	1.3	2.4		
Amortisation of goodwill	58.8	70.5		
Amortisation of management agreements	15.4	20.4		
Amortisation of other intangibles	8.6	6.6		
Total depreciation and amortisation	**132.3**	**151.4**	**3.7**	**2.0**
Borrowing costs				
Non interest borrowing costs	6.2	6.3	-	-
Interest borrowing costs				
Controlled entities			33.8	51.6
Related entities	0.3	1.2		
Other corporations	59.9	76.9		
Less: Capitalised interest borrowing costs		(2.6)		
Net interest borrowing costs	**60.2**	**75.5**	**33.8**	**51.6**
Total borrowing costs	**66.4**	**81.8**	**33.8**	**51.6**
(Profit) on sale of investments				
Tres Aguas	(18.7)			
North Lakes (Urban Community)	(16.0)			
Westpac Banking Corporation		(39.6)		
Lend Lease Porto Retail (Arrábida)		(13.2)		
Calderdale		(10.9)		
Other	(1.7)	(14.2)		
Total (profit) on sale of investments	**(36.4)**	**(77.9)**	**-**	**-**
Net provisions raised/(written back)				
Diminution in value of property inventories	20.9	(11.0)		
Diminution in value of investments	29.2	(24.8)	9.3	73.9
Employee benefits	16.7	16.2		
Construction risks	1.0	(4.3)		
Employee termination provisions – Group restructure	21.0			
Other provisions	30.7	36.3	66.9	13.9
Net provisions raised/(written back)	**119.5**	**12.4**	**76.2**	**87.8**
Net bad and doubtful debts expense including raised/(written back) of provision for doubtful debts	3.2	(5.5)	1.3	(7.8)
Net foreign exchange (gain)/loss	(31.1)	2.5	(35.1)	(27.0)
Loss on sale of property, plant and equipment	1.8	0.8	-	-
Operating lease rental expense	71.0	73.1	-	-
Finance lease expense	0.8	2.1	-	-

The interest borrowing costs other corporations (A$59.9 million) mainly relates to the guaranteed notes.

The net foreign exchange gain of A$31.1 million (June 2002 A$2.5 million loss) comprises three elements. Firstly, during the financial year a portion of revenue and Gross Profit Margin derived from US and UK operations were hedged resulting in a foreign exchange loss and hedge cost of A$2.4 million (June 2002 net loss of A$20.4 million). Profits on the foreign operations are decreased by these losses on the hedges which resulted in foreign profits emerging at the hedged rate. Secondly, the net foreign exchange gain on transactions was A$1.9 million (June 2002 net loss of A$3.0 million). Thirdly, during the financial period, a net hedging benefit of A$31.6 million arose (June 2002 A$20.9 million) due primarily to a favourable increase in interest rate differentials between the US and Australia.

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
4. Ordinary Loss/(Profit) Items continued				
Individually significant expenses included in loss/(profit) from ordinary activities before income tax expense:				
Writedown of REI businesses				
Goodwill	252.0			
Management agreements	350.8			
IT systems	41.2			
Property, plant and equipment	14.5			
Restructuring provisions	152.0			
Employee termination provision – REI restructure	24.9			
Other assets and expenses	46.6		247.0	
Total writedown of REI businesses	**882.0**	**-**	**247.0**	**-**

	Consolidated		Company	
	June 2003 A$000s	June 2002 A$000s	June 2003 A$000s	June 2002 A$000s
Auditors' Remuneration				
Amounts received or due and receivable by the auditors of Lend Lease Corporation for:				
Auditing and review of financial reports	**6,587**	**4,829**	**398**	**307**
Other services				
Tax services	3,648	3,077		
International assignees tax services	3,582	3,569		
Accounting advice and verification to support contractual claim	1,579	2,728		
Accounting advice	650	396		
Acquisition due diligence	123	687		
IT risk review		306		
Other services	341	535		7
Total other services	**9,923**	**11,298**	**-**	**7**

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
5. Taxation				
(a) Income Tax Expense				
(Loss)/profit before tax from ordinary activities	(567.0)	391.1	(146.7)	106.0
Prima facie income tax (benefit)/expense at 30% of (loss)/profit from ordinary activities	**(170.1)**	**117.3**	**(44.0)**	**31.8**
Tax effect of permanent differences:				
Rebateable dividends	(4.8)	(4.8)	(3.3)	(18.1)
Non assessable income	(13.7)	(4.9)	(0.4)	(24.0)
Amortisation expense	9.5	5.3		
Equity accounted profits	(4.1)	(4.5)		
Non allowable expenses	4.2	14.7	77.7	53.0
Non deductible provisions	3.5	11.1		
Writeoff of tax losses	6.9	7.0		
Variation in overseas tax rates	(1.7)	(1.4)		
Income tax expense relating to wholly owned Australian subsidiaries [1]			21.6	
Recovery of income tax expense from wholly owned Australian subsidiaries [2]			(21.6)	
Other	(3.3)	5.0		
	(3.5)	**27.5**	**74.0**	**10.9**
Income tax (benefit)/expense for current financial period before individually significant permanent differences	**(173.6)**	**144.8**	**30.0**	**42.7**
Individually significant permanent differences:				
Non recognition of future income tax benefits relating to writedown of REI businesses	364.0			
Variation in overseas tax rates in relation to REI writedown	(99.4)			
Writeoff of future income tax benefits previously recognised in prior years in relation to writedown of REI businesses	63.0			
	154.0	144.8	30.0	42.7
Income tax (over)/under provided in previous financial periods	(13.1)	7.5	(0.5)	2.3
Total income tax expense	**140.9**	**152.3**	**29.5**	**45.0**
(b) Current Tax Liabilities				
Movements during the financial period were as follows:				
Balance at beginning of financial period	10.8	102.0	33.6	41.4
Income tax paid	(50.3)	(142.0)	(19.4)	(27.2)
Addition through acquisition of controlled entities	3.3	1.4		
Tax losses transferred in			(29.3)	(21.2)
Prior financial period under/(over) provision	13.0	(15.8)	(0.3)	0.5
Balance transferred to the Company from wholly owned Australian subsidiaries upon implementation of tax consolidation			58.1	
Current financial period income tax expense on (loss)/profit from ordinary activities after adjusting for timing differences	82.9	65.2	25.2	40.1
	59.7	**10.8**	**67.9**	**33.6**

1 Represents the current and deferred tax transactions recognised by the Company in respect of transactions of wholly owned Australian subsidiaries in the Australian Tax Consolidation Group (refer Note 1(d) Summary of Principal Accounting Policies).

2 Represents the recovery of income tax expense by the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidation Group under a tax funding arrangement (refer Note 1(d) Summary of Principal Accounting Policies).

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
5. Taxation continued				
(c) Provision for Deferred Income Tax				
Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:				
Development expenditure deductible prior to recognition of project profits	29.0	41.6		
Deferred partnership income	37.6	34.9		
Unrealised foreign exchange movements	41.8	54.3		
Deferred income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			121.0	
Other	32.6	62.3	6.7	5.2
	141.0	193.1	127.7	5.2
(d) Future Income Tax Benefit				
Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:				
Provisions and accruals not currently deductible	182.4	145.6	19.8	11.7
Unrealised accounting profit on construction projects	3.5	3.4		
Taxable profit on sale of investment not yet recognised for accounting purposes		3.8		
Tax losses carried forward	26.7	153.6		
Deferred interest costs	45.5	75.3		
Unrealised foreign exchange movements	36.5		13.7	24.9
Future income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			159.5	
Other	1.0	6.4		
	295.6	388.1	193.0	36.6
Future Income Tax Benefit Not Taken to Account				
Future income tax benefit arising from tax losses not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	294.3	12.2	0.5	0.5

Lend Lease Corporation Limited intends to enter the Australian Tax Consolidation Regime effective 1 July 2002, however, any future income tax benefits, which may arise on implementation of the Australian Tax Consolidations Regime, cannot be reliably estimated at this time.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
6. Dividends and Earnings Per Share				
Dividends				
Interim Dividend				
10 cents per share paid March 2003 (March 2002 9 cents per share)			43.5	38.8
Final Dividend Declared Subsequent to Reporting Date				
20 cents per share payable 18 September 2003 (June 2002 9 cents per share)			85.4	39.1
			128.9	77.9

6. Dividends and Earnings Per Share continued

Dividends continued

Dividends Not Recognised at Year End

Since 30 June 2003, the Directors have declared an unfranked final dividend of 20 cents per share, to be paid on 18 September 2003.

The final effect of this dividend has not been brought to account for the year ended 30 June 2003 as a result of the change in accounting policy for providing for dividends (refer Note 1(w) Summary of Principal Accounting Policies) and will be recognised in subsequent financial reports.

Dividend Franking

As per the 29 May 2003 announcement, the final dividend of 20 cents per share declared since 30 June 2003 will be unfranked. This represents a change from Lend Lease Corporation's previous policy of only paying fully franked dividends. The interim dividend paid on 19 March 2003 (10 cents per share) was a fully franked dividend.

The dividend franking account balance at 30 June 2003 is nil (30 June 2002 nil) this is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts, tax losses utilised in the current period and expected franking debits arising from refunds of tax in dispute (refer Note 16 Other Assets).

The balance of the franking account has been calculated on a basis consistent with the Company's accounting policies. Lend Lease intends to enter the Australian Tax Consolidation Regime, effective 1 July 2002, which requires the keeping of a single franking account for the Australian Tax Consolidated Group. The amount of franking credits available to shareholders disclosed at 30 June 2003 has been measured under the new legislation as those available from the Australian Tax Consolidated Group.

	Consolidated	
	June 2003 Number m	June 2002 Number m
Earnings Per Share (EPS)		
Weighted average shares and share equivalents	438.3	431.7
	Cents	Cents
Earnings per share [1]		
Basic	(163.1)	52.1
Diluted	(163.1)	52.1
	12 mths June 2003 A$m	12 mths June 2002 A$m
Reconciliation of Alternative Earnings		
Net (loss)/profit after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	(714.8)	226.3
Exclude: Writedown of REI businesses after tax	882.0	
Exclude: Writeoff of REI businesses' future income tax benefits previously recognised in prior years	63.0	
Earnings used in calculating alternative basic and diluted EPS	230.2	226.3
	Cents	Cents
Alternative earnings per share (cents) [2]		
Basic	52.5	52.1
Diluted	52.5	52.1

1 An adjustment factor of 0.99448 has been applied to prior financial year comparatives. This is attributable to the bonus element for the prior financial period relating to the issue of shares at less than market price, such as the Share Election Plan and Share Purchase Plan.

2 The alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
7. Cash and Cash Equivalents				
Cash	268.5	287.7		0.1
Short term investments	598.7	616.4		
	867.2	**904.1**	**-**	**0.1**

Short term investments earn variable rates of interest which averaged 4.8% per annum during the year to 30 June 2003 (June 2002 4.7%).

Cash is managed through a Board approved credit policy. Throughout the year cash was mostly invested in commercial paper and bank bills used by financial intermediaries and corporates with an acceptable investment grade credit rating.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
8. Receivables				
Current				
Trade debtors	1,520.5	1,819.5	2.0	9.0
Less: Provision for doubtful debts	(42.9)	(44.7)		
	1,477.6	**1,774.8**	**2.0**	**9.0**
Related party receivables				
Managed property trusts	44.1	37.6		
Controlled entities			2,121.8	2,761.6
Associate entities				
Pyrmont Trust (Jacksons Landing)	21.1	46.0		
IBM Global Services Australia	17.0	15.8	17.0	15.8
Lend Lease Retail Partnership		12.1		
Other	74.9	44.9	37.7	5.0
Less: Provision for doubtful debts	(22.4)	(5.0)	(22.4)	(5.0)
	134.7	**151.4**	**2,154.1**	**2,777.4**
Other receivables				
CapMark advances	74.7	73.9		
Millennium Partners advance	18.3			
Advances to developers on Housing and Community Investing (HCI) projects	15.8	17.6		
Proceeds from sale of Lend Lease European Mutual Fund		20.3		
Other	137.1	139.4		0.6
	245.9	**251.2**	**-**	**0.6**
	1,858.2	**2,177.4**	**2,156.1**	**2,787.0**
Non Current				
Loans made to Directors of controlled entities of Lend Lease Corporation	0.3	0.4		
Other loans to employees	2.6	6.1		
Related party receivables				
Controlled entities			654.1	327.7
Associate entities				
Pyrmont Trust (Jacksons Landing)	45.1	26.7		
THI plc	17.3	30.3		
Less: Provision for doubtful debt	(17.3)	(25.1)		
Other	29.8	26.6		
Less: Provision for doubtful debt	(4.0)	(4.0)		
Other receivables	2.9	18.1		
Less: Provision for doubtful debt		(3.5)		
	76.7	**75.6**	**654.1**	**327.7**
	1,934.9	**2,253.0**	**2,810.2**	**3,114.7**

Notes to the Consolidated Financial Statements continued

8. Receivables continued

Current

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(k) Summary of Principal Accounting Policies. Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

The receivables from managed property trusts of A$44.1 million mainly relates to management and asset development fees accrued in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The receivable from Pyrmont Trust of A$21.1 million includes trust distributions and development fees owing to Lend Lease in relation to the Jacksons Landing development at Pyrmont.

Other receivables of A$74.9 million primarily relates to management fees owing and various loans provided in the normal course of business.

Non Current

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of A$45.1 million is a loan to the joint venture to fund development expenditure.

The related party receivables other of A$29.8 million mainly comprises loans in relation to Bovis Lend Lease Private Finance Initiatives (PFI) projects (A$13.0 million) and advances to partners of development projects (A$12.3 million). The balance comprises a number of other small items.

Other receivables of A$2.9 million, mainly related to advances to landowners of development property, is fully recoverable by 2005.

Non current receivables are due in accordance with the following schedule:

	Consolidated	
	June 2003 A$m	June 2002 A$m
Between 1 and 2 years	0.8	8.2
Between 2 and 5 years	51.6	46.3
After 5 years	24.3	21.1
	76.7	75.6

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
9. Inventories				
Current				
Property held for sale at cost	67.8	147.4		
Less: Provision for diminution in value	(1.8)	(14.4)		
	66.0	133.0	-	-
Construction work in progress	245.0	259.3		
	311.0	392.3	-	-
Non Current				
Property held for sale at cost	900.5	806.3		
Less: Provision for diminution in value	(29.5)	(14.9)		
	871.0	791.4	-	-
Total inventories	1,182.0	1,183.7	-	-

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
9. Inventories continued					
Property Held for Sale					
Total cost of property held for sale includes:					
Cost of acquisition		195.0	126.3		
Development expenses		315.9	368.4		
Construction expenses		436.9	433.2		
Rates and taxes capitalised		1.1	1.7		
Borrowing costs capitalised		19.4	24.1		
Total cost		**968.3**	**953.7**	-	-
Less: Provision for diminution in value		(31.3)	(29.3)		
Book value		**937.0**	**924.4**	-	-
Book value comprises:					
Income producing		564.9	645.3		
Non income producing		372.1	279.1		
		937.0	924.4	-	-
Total property held for sale is comprised of:					
Bluewater, Kent	31(f)	564.9	578.5		
Urban Communities, Australia	31(a)	131.2	114.7		
Less: Provision for diminution		(3.0)	(0.8)		
Chapelfield, Norwich	31(g)	163.1	76.0		
Overgate, Dundee			78.0		
Less: Provision for diminution			(11.2)		
Victoria Harbour, Melbourne	31(c)	17.9	11.5		
Darling Park Stage III, Sydney		26.8	26.8		
Less: Provision for diminution		(11.8)	(11.8)		
Bluewater Valley, Kent		13.0	13.2		
Greenwich Peninsula, London		13.8	8.4		
Piers Project, San Francisco		11.7	9.7		
St Patricks, Sydney		4.4	14.3		
Shell Centre, London		16.5	15.3		
Less: Provision for diminution		(16.5)	(3.1)		
Hickson Road, Sydney			3.0		
Other		5.0	4.3		
Less: Provision for diminution			(2.4)		
Total		**937.0**	**924.4**	-	-
Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in inventories at June 2002 has been reclassified to Note 11 Other Investments at 30 June 2003 to reflect Lend Lease's long term holding.					
Construction and Development in Progress					
Current					
Contract costs incurred to date		35,880.3	36,563.3		
Profit recognised to date		1,892.7	1,816.2		
		37,773.0	**38,379.5**	-	-
Less: Progress billings received and receivable on completed contracts		(38,125.4)	(38,713.5)		
Net construction work in progress		**(352.4)**	**(334.0)**	-	-
Net construction work in progress comprises:					
Amounts due from customers – inventories		245.0	259.3		
Amounts due to customers – trade creditors	17	(597.4)	(593.3)		
		(352.4)	(334.0)	-	-
Advances on construction projects in progress included in trade creditors		154.2	118.3	-	-
Retentions on construction projects included in progress billings		298.2	288.1	-	-

9. Inventories continued

The amounts due from customers – inventories of A$245.0 million at 30 June 2003 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of A$597.4 million at 30 June 2003 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and profits recognised on these projects.

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
10. Equity Accounted Investments						
Non Current						
Associates						
Retirement by Design Pty Ltd		Australia	23.6	21.3		
Tres Aguas (Paseo Commercial Carlos III), Madrid		Spain		18.6		
Forest Gardens Residential Land Development	31(a)	Australia	6.7	6.6		
LLM Inversiones I S.A. de C.V. (Mexican Distressed Loans)		Mexico	6.4	15.1		
LLM Inversiones II S.A. de C.V. (Mexican Distressed Loans)		Mexico	3.8			
Catalyst Healthcare (Worcester)		UK	3.8			
Darling Park Trust Operator Pty Limited		Australia	5.4	4.2		
Generali Lend Lease		Germany	2.1	1.3		
Wattle Grove Development	31(a)	Australia		4.1		
Chelverton Properties Limited		UK		14.1		
Lend Lease Rosen Real Estate Securities LLC		USA		7.1		
Other			8.2	16.9		
			60.0	**109.3**	-	-
Less: Provision for diminution			(0.5)	(17.5)		
	32		59.5	**91.8**	-	-
Joint Ventures						
Caroline Springs Joint Venture	31(a)	Australia	16.6	12.9		
Pyrmont Trust (Jacksons Landing)	31(b)	Australia	13.3	13.3		
Mirvac Lend Lease Village Consortium (Newington)		Australia	12.6	8.0		
Mawson Lakes Economic Development Project	31(a)	Australia	10.0	6.6		
Fox Retail and Entertainment Precinct		Australia	5.0	4.7		
North Lakes Development Joint Venture		Australia		24.5		
Other			1.5	4.3		
	33		59.0	**74.3**	-	-
Total equity accounted investments			118.5	**166.1**	-	-

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
11. Other Investments						
Current						
Mortgage loans		USA	214.2	239.3		
Tax credit properties		USA	162.8	111.4		
			377.0	350.7	-	-
Non Current						
Shares in Other Corporations, Interests in Trusts and Partnerships						
King of Prussia Associates	31(d)	USA	213.0	232.3		
Lend Lease Global Property Fund, SICAF		Luxembourg	153.9	83.4		
Lend Lease Overgate Partnership	31(i)	UK	111.8	32.3		
Lend Lease Retail Partnership	31(h)	UK	60.3	61.5		
Yarmouth Capital Partners Limited Partnership II		USA	45.5	83.4		
Australian Prime Property Fund (APPF)		Australia	49.8	48.8		
Lend Lease International Distressed Debt Fund		USA	45.8	65.5		
IBM Global Services Australia Limited		Australia	42.8	42.8	42.8	42.8
Asia Pacific Investment Company II (APIC II)	31(e)	Singapore	39.9			
Asia Pacific Investment Company (APIC)	31(e)	Singapore	37.8	87.7		
Value Enhancement Fund V		USA	33.4	32.0		
Value Enhancement Fund IV		USA	24.7	26.2		
Value Enhancement Fund III		USA	16.4	23.5		
Lend Lease SICAV Real Estate Securities Fund		Luxembourg	20.6			
Lend Lease US Real Estate Securities Fund		USA	20.6	22.5		
CMBS Bonds		USA	19.3	8.2		
Thai Market project		Thailand	11.8	11.8		
Lend Lease Asia Water Trust		Australia	9.3	9.3	9.3	9.3
Multi family Co-investment Funds		USA	7.8	10.3		
Real Estate Debt Fund Co-investments		USA	7.2	6.8		
Winn Property Management		USA		6.7		
Mezzanine Debt Co-investment		USA	4.0	3.3		
Tax Credit Funds Co-investments		USA	12.1	17.2		
Debt Management Fund Co-investment		USA	4.2	14.9		
Li Fung Distribution Centre		China		7.4		
Bradford Regeneration Co.		UK		1.6		
Shares in controlled entities					1,757.8	1,275.4
Other			22.5	12.2		
			1,014.5	951.6	1,809.9	1,327.5
Less: Provision for diminution			(61.8)	(29.6)	(9.3)	
			952.7	922.0	1,800.6	1,327.5
Total other investments			1,329.7	1,272.7	1,800.6	1,327.5

Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in Note 9 Inventories at June 2002, has been classified to Note 11 Other Investments as at 30 June 2003 to reflect Lend Lease's long term holding.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
12. Property, Plant and Equipment				
Land at Directors' valuation	6.8	7.8	-	-
Buildings and leasehold improvements at cost	47.5	40.0		
Accumulated depreciation	(19.8)	(14.0)		
	27.7	26.0	-	-
Plant and equipment at cost	154.9	241.4	20.9	20.6
Accumulated depreciation	(120.1)	(150.1)	(19.7)	(13.7)
	34.8	91.3	1.2	6.9
Leased plant and equipment at cost	12.3	12.1		
Accumulated amortisation	(9.0)	(8.5)		
	3.3	3.6	-	-
Total carrying amount	72.6	128.7	1.2	6.9
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold Land				
Carrying amount at beginning of financial year	7.8	9.6		
Disposal		(1.2)		
Effect of exchange rate movements/other	(1.0)	(0.6)		
Carrying amount at end of financial year	6.8	7.8	-	-
Buildings and Leasehold Improvements				
Carrying amount at beginning of financial year	26.0	32.4		
Additions	5.3	0.8		
Disposals	(0.1)	(1.7)		
REI businesses writedown	(6.5)			
Depreciation	(7.6)	(3.4)		
Disposal of entity	(0.6)	(0.1)		
Effect of exchange rate movements/other	11.2	(2.0)		
Carrying amount at end of financial year	27.7	26.0	-	-
Plant and Equipment				
Carrying amount at beginning of financial year	91.3	102.9	6.9	7.9
Additions	20.2	30.8	0.3	0.8
Disposals	(18.2)	(5.5)		(0.4)
REI businesses writedown	(8.0)			
Acquisition through entity acquired	0.5	2.9		
Depreciation	(31.8)	(34.9)	(6.0)	(1.4)
Disposal of entity	(1.5)	(0.3)		
Effect of exchange rate movements/other	(17.7)	(4.6)		
Carrying amount at end of financial year	34.8	91.3	1.2	6.9
Leased Plant and Equipment				
Carrying amount at beginning of financial year	3.6	2.5		
Additions	1.6	1.1		
Disposals	(0.6)	(0.5)		
Acquisition through entity acquired		2.9		
Amortisation	(1.3)	(2.4)		
Carrying amount at end of financial year	3.3	3.6	-	-
Total carrying amount	72.6	128.7	1.2	6.9

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
13. Goodwill				
Bovis Lend Lease Group	735.4	791.4		
Accumulated amortisation	(134.8)	(105.5)		
Lend Lease Real Estate Investments – US	31.1	341.0		
Accumulated amortisation	(0.2)	(56.3)		
Delfin Group	75.7	75.7		
Accumulated amortisation	(7.2)	(3.4)		
Larry Smith		5.2		
Accumulated amortisation		(4.2)		
	700.0	1,043.9	-	-

To reflect the Directors' valuation of the expected future benefits of the goodwill relating to Lend Lease's REI businesses, a writedown totalling A$252.0 million (US$147.9 million) has been recognised in the June 2003 consolidated financial results.

Lend Lease Real Estate Investment goodwill is carried at recoverable amount and all other goodwill is carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for goodwill (Note 1(q) Summary of Principal Accounting Policies).

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
14. Management Agreements				
Real Estate Investments				
Lend Lease Real Estate Investments – US	375.2	876.3		
Accumulated amortisation	(0.7)	(55.0)		
General Property Trust	50.8	50.8		
Accumulated amortisation	(4.6)	(3.6)		
Australian Prime Property Fund	12.7	12.8		
Accumulated amortisation	(0.5)	(0.2)		
Lend Lease US Office Trust				
	432.9	881.1	-	-

To reflect the Directors' valuation of the expected future benefits of management agreements relating to the Lend Lease REI business, a writedown totalling A$350.8 million (US$210.1 million) has been recognised in the Lend Lease June 2003 consolidated financial results.

Lend Lease's Real Estate Investment's US management agreements are carried at recoverable amount and all other management agreements are carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for management agreements (refer Note 1(p) Summary of Principal Accounting Policies).

The Directors' current unrecorded valuation of the General Property Trust management agreement is A$147.6 million (June 2002 A$263.0 million) based upon a valuation undertaken by Mark Pittorino, a Director of Deloitte Touche Tohmatsu. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 12.10% (June 2002 9.65%). The key factors that contributed to the decrease in valuation since June 2002 were the change to the discount rate and a revision of the management fee structure, offset by growth in funds under management.

The Directors current unrecorded valuation of the management agreement between Lend Lease and the unlisted APPF pursuant to the Trust Deed is A$63.7 million (June 2002 A$61.0 million) based upon an independent valuation by Mark Pittorino, a Director of Deloitte Touche Tohmatsu at 30 June 2003 of the existing management agreement. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 11.10% (June 2002 9.65%). The factor that contributed to the increase in valuation since June 2002 was the growth in funds under management, offset by the current market trend placing downwards pressure on management fees.

As announced on 17 June 2003, Lend Lease entered into an agreement with subsidiaries of Morgan Stanley and Co, Incorporated (Morgan Stanley) for Morgan Stanley to assume ownership of certain parts of the US real estate equity advisory business. Lend Lease's shares in Lend Lease USOT Management Limited are included in this transaction. Accordingly, the Directors have elected not to conduct an independent valuation of the Lend Lease US Office Trust management agreement.

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
15. Other Intangibles				
Other intangibles	74.9	70.1		
Accumulated amortisation	(17.9)	(11.2)		
	57.0	**58.9**	**-**	**-**
Other intangibles include A$53.8 million net of mortgage servicing rights which relate to the origination and acquisition of servicing rights for mortgage loan portfolios which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.				
16. Other Assets				
Current				
Prepayments	48.0	44.5		
Deferred bid costs on projects at preferred bidder status	80.7	25.6		
Net marked to market forward exchange contracts	156.0	116.2		
Other	4.4	4.0		
	289.1	**190.3**	**-**	**-**
Non Current				
Prepayments	14.0	19.0		
IT systems		65.8		
Accumulated amortisation		(13.2)		
Net marked to market forward exchange contracts	3.8	29.2		
Marked to market cross currency swap	13.1			
Other	98.5	15.5		
	129.4	**116.3**	**-**	**-**
	418.5	**306.6**	**-**	**-**

Other non current totalling A$98.5 million includes A$95.3 million which was paid during the financial year to the Australian Taxation Office (ATO) in relation to an amended assessment issued for an Australian subsidiary for the year ended 30 June 1996. The amendment relates to the forward sale and associated Westpac share warrants issue agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares and includes the payment of additional company tax of A$40.7 million, penalties of A$20.3 million and interest of A$34.3 million. The Directors are vigorously disputing the assessment and will be pursuing all necessary avenues of objection and appeal. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the profit and loss account.

The marked to market cross currency swap of A$13.1 million included in non current represents the restated foreign exchange assets on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. June 2002 cross currency swaps were disclosed under Other Non Interest Bearing Liabilities, due to the relatively weaker value of the A$ against the US$ at that time (refer Note 21 Other Non Interest Bearing Liabilities).

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
17. Creditors					
Current					
Trade creditors		1,730.8	2,108.0	13.5	21.0
Revenue in excess of costs and profits recognised on incomplete projects	9	597.4	593.3		
Deposit received in advance		100.0	13.9		
Unearned premium reserve		5.2	6.7		
Insurance claim reserve		1.3	0.4		
Related party payables					
Controlled entities				836.5	366.0
Other		10.0	27.0		
Other		18.8	50.2	7.6	3.7
		2,463.5	2,799.5	857.6	390.7
Non Current					
Controlled entities				890.0	954.2
Insurance claim reserve		14.5	6.8		
Other		10.1			
		24.6	6.8	890.0	954.2
		2,488.1	2,806.3	1,747.6	1,344.9

The deposit received in advance, represents a £40 million (A$100.0 million) deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. Unearned premium and insurance claim reserves relate to Lend Lease's wholly owned special purpose captive insurance subsidiary.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
18. Borrowings and Financing Arrangements				
(a) Borrowings				
Non Current				
Commercial notes	884.6	938.6		
Total borrowings	884.6	938.6	-	-
(b) Finance Facilities				
Lend Lease operating businesses have access to the following lines of credit:				
Total Facilities Available [1]				
Bank overdrafts	15.3	14.5	10.0	10.0
Standby cash advance facilities	150.0	275.0	150.0	275.0
Bank credit facilities	1,386.7	2,346.6		
Commercial notes	2,384.6	2,438.6		
	3,936.6	5,074.7	160.0	285.0
Facilities Utilised at Balance Date				
Bank overdrafts				
Standby cash advance facilities				
Bank credit facilities				
Commercial notes	884.6	938.6		
	884.6	938.6	-	-
Facilities Not Utilised at Balance Date				
Bank overdrafts	15.3	14.5	10.0	10.0
Standby cash advance facilities	150.0	275.0	150.0	275.0
Bank credit facilities	1,386.7	2,346.6		
Commercial notes	1,500.0	1,500.0		
	3,052.0	4,136.1	160.0	285.0
Total facilities available	3,936.6	5,074.7	160.0	285.0

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
18. Borrowings and Financing Arrangements continued				
(b) Finance Facilities continued				
Bank Credit Facilities				
The amounts drawn from the various facilities at 30 June 2003 were:				
Unsecured Bank Loans				
US$145.0 million bank facility at LIBOR plus 0.35%, due December 2003 [2]				
£30.0 million bank facility at LIBOR plus 0.25%, due September 2003 [3]				
£150.0 million bank facility at LIBOR plus 0.35%, due November 2003 [4]				
Secured Bank Loans				
US$300.0 million secured mortgage warehouse facility at LIBOR plus 0.875%, due February 2004 [5]				
US$250.0 million secured mortgage servicing facility at LIBOR plus 0.875%, due March 2004 [5]				
Total bank credit facilities	-	-	-	-
Commercial Notes				
A$500.0 million Lend Lease commercial paper [6]				
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [7]	384.6	438.6		
A$1.5 billion Lend Lease guaranteed note [8]	500.0	500.0		
Total commercial notes	884.6	938.6	-	-
Total borrowings	884.6	938.6	-	-

1 Available credit facilities have reduced by A$1,138.1 million primarily due to the cancellation of A$711.5 million unsecured bank loans and A$230.8 million secured bank loans to reduce excess capacity. The remaining decrease is a result of foreign currency translation movements.
2 This bank overdraft facility is used to finance working capital requirements for the US operations. At 30 June 2003, US$71.5 million (June 2002 US$69.3 million) of the facility is utilised by outstanding letters of credit. US$73.5 million (June 2002 US$30.7 million) is disclosed as available credit facilities.
3 This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility. At 30 June 2003, £9.0 million (June 2002 £22.5 million) of the facility is utilised by outstanding letters of credit. £21.0 million (June 2002 £7.5 million) is disclosed as available credit facilities.
4 This facility is used for short term working capital requirements primarily in the European business.
5 These facilities are utilised by Lend Lease Mortgage Capital for the Fannie Mae and the Freddie Mac mortgage originations and are secured by the loans. These obligations are generally settled within 30 – 45 days of origination. The US$300.0 million facility expires in February 2004 and the US$250.0 million facility expires in March 2004. Of the US$250.0 million facility US$100.0 million is available immediately with the remaining US$150.0 million available and subject to market conditions.
6 *Lend Lease has a A$500.0 million Australian commercial paper program. The amount drawn under the facility at 30 June 2003 was nil, the availability of which* is subject to market conditions.
7 On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.
8 In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi Issue Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 30 June 2003 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure [1]		Currency [2]	
	Fixed A$m	Floating A$m	A$ A$m	US$ A$m
Between 1 and 5 years	621.6	263.0		884.6
Total	**621.6**	**263.0**	**-**	**884.6**

1 Resulting interest rate exposure after interest rate swaps.
2 Resulting borrowings by currency including currency swaps.

18. Borrowings and Financing Arrangements continued

(c) Financing Guarantees

Lend Lease was guarantor of a bank loan facility for £1.5 million (A$3.75 million) for Chelverton Properties Limited. This was repaid in January 2003.

Lend Lease is guarantor for bank loan facilities for US$13.8 million (A$21.2 million) for Cordia Senior Living in relation to: Westmont II LLC US$3.4 million (A$5.2 million), Roseville US$1.0 million (A$1.5 million) and Rosegarden US$9.4 million (A$14.5 million).

Lend Lease is the guarantor of the progressive repayment of a A$31.4 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$10.3 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a bank loan facility for Olympic Village/Newington for A$65.0 million.

Lend Lease has provided guarantees to the equity investors in two tax credit funds syndicated by the HCI business. Lend Lease has guaranteed the rate of return on US$65.0 million (A$100.0 million) of equity invested. At this time, no payments are due or expected under the guarantees. Following the sale of the HCI businesses on 1 July 2003, the purchaser, Muni Mae has indemnified Lend Lease for these guarantees.

Lend Lease has given guarantees in support of utilised financing facilities included within the on balance sheet borrowings of A$884.6 million (June 2002 A$938.6 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on balance sheet borrowings.

		Consolidated		Company	
	Note	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
19. Provisions					
Current					
Dividends	6		39.1		39.1
Employee benefits		79.9	100.7	0.3	0.2
Construction risks		89.7	108.1		
REI restructuring		152.0			
Employee termination provisions					
REI businesses		24.9			
Other		19.7			
Other		32.1	70.4	28.8	30.8
		398.3	318.3	29.1	70.1
Non Current					
Employee benefits		55.8	52.3		
Other		53.1	55.4		
		108.9	107.7	-	-
		507.2	426.0	29.1	70.1

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
19. Provisions continued				
Reconciliations				
Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:				
Current				
Dividends				
Carrying amounts at beginning of financial year	39.1	34.5	39.1	34.5
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	(39.1)		(39.1)	
Provisions made during the financial year				
Final dividend (year ending June 2002)	39.1	39.1	39.1	39.1
Interim dividend (year ending June 2003)	43.5		43.5	
Interim dividend (year ending June 2002)		38.8		38.8
Payments made during the financial year	(82.6)	(73.3)	(82.6)	(73.3)
Carrying amount at end of financial year	**-**	**39.1**	**-**	**39.1**
Construction Risks				
Carrying amounts at beginning of financial year	108.1	131.9		
Provisions raised/(written back) during the financial year	1.0	(4.3)		
Payments made during the financial year	(13.4)	(40.3)		
Other	(0.4)	27.7		
Effects of exchange rate movements	(5.6)	(6.9)		
Carrying amount at end of financial year	**89.7**	**108.1**	**-**	**-**
REI Restructuring				
Carrying amount at beginning of financial year				
Provisions raised during the financial year	152.0			
Carrying amount at end of financial year	**152.0**	**-**	**-**	**-**
Employee Termination				
Carrying amounts at beginning of the financial year				
Provisions raised during the financial year – REI restructure	24.9			
Provision raised during the financial year – Group restructure	21.0			
Effects of exchange rate movements/other	(1.3)			
Carrying amount at end of the financial year	**44.6**	**-**	**-**	**-**
Other				
Carrying amounts at beginning of financial year	70.4	105.0	30.8	89.3
Provisions raised/(written back) during the financial year	20.7	21.7	9.8	(55.6)
Increase through acquisitions of entity		0.5		
Payments made during the financial year	(19.8)	(49.4)	(4.2)	
Other	(36.3)	(0.7)	(7.9)	(2.9)
Effects of exchange rate movements	(2.9)	(6.7)	0.3	
Carrying amount at end of financial year	**32.1**	**70.4**	**28.8**	**30.8**
Non Current				
Other				
Carrying amounts at beginning of financial year	55.4	47.5		
Provisions raised during the financial year	10.0	14.1		
Payments made during the financial year	(4.6)			
Effects of exchange rate movements/other	(7.7)	(6.2)		
Carrying amount at end of financial year	**53.1**	**55.4**	**-**	**-**

Notes to the Consolidated Financial Statements continued

19. Provisions continued

The construction risks provision of A$89.7 million mainly comprises a maintenance and warranty provision of A$59.6 million (June 2002 A$80.9 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to completed projects.

The REI restructuring provision of A$152.0 million, raised in relation to the REI writedown was established to cover expenses related to restructuring the REI business and primarily relates to rationalisation costs.

Other provisions (current and non current) totalling A$85.2 million comprise of a number of provisions including those in respect of defaults on mortgage loans originated for Fannie Mae A$47.7 million (June 2002 A$48.9 million). The balance in other provisions A$37.5 million (June 2002 A$76.9 million) relates to specific items not otherwise provided for in these Financial Statements.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
20. Other Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – development properties			10.0		
Bluewater lease liability	31(f)	18.2	18.8		
Finance lease liability		1.3	1.7		
Other		0.8	0.7		
		20.3	**31.2**	-	-
Non Current					
Bluewater lease liability	31(f)	235.8	265.3		
Finance lease liability		0.6	1.6		
Other			0.8		
		236.4	**267.7**	-	-
		256.7	**298.9**	-	-
21. Other Non Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – controlled entities		12.9	73.3		
Deferred income		14.7	11.0		
Deferred gain on foreign currency hedges		17.8			
Other		5.8	0.8		
		51.2	**85.1**	-	-
Non Current					
Deferred settlement on acquisition – controlled entities			10.1		
Marked to market cross currency swap			55.3		
Deferred gain on foreign currency hedges		3.8	7.8		
Other		9.0	2.8		
		12.8	**76.0**	-	-
		64.0	**161.1**	-	-

The current deferred settlement on acquisition of controlled entities of A$12.9 million relates mainly to deferred purchase payments for the Boston Financial Group (A$11.4 million). Some portion of the deferred settlement components are contingent on certain outcomes.

The marked to market cross currency swap of A$55.3 million included in non current at June 2002 represents the restated foreign exchange liabilities on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. The June 2003 swaps are disclosed under Other Assets Non Current due to the appreciation of the A$ against the US$ (refer Note 16 Other Assets).

Other items included in other non interest bearing liabilities are shown at face value.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
22. Contributed Equity	**816.4**	**797.7**	**816.4**	**797.7**

	Note	June 2003 No. of shares m	June 2003 A$m	June 2002 No. of shares m	June 2002 A$m
Ordinary shares issued at beginning of financial year		434.5	797.7	429.6	765.8
Movements during the financial year					
Issues for:					
Dividend Reinvestment Plan		1.5	14.4	1.0	12.8
Share Purchase Plan		3.1	27.5	1.4	17.6
Share Election Plan (SEP) [1]		0.2		0.4	
Other [2]		-	0.4	0.1	0.5
Share buybacks [3]		(2.9)	(24.7)		
Allocation to Lend Lease Employee Share Plans	35(c)	2.2	1.1	2.0	1.0
Ordinary shares issued at end of financial year		**438.6**	**816.4**	**434.5**	**797.7**

1 The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.
2 Other issues relate to issues to non Executive Directors (35,942 shares). These shares issued are equal in value to fees which would otherwise be payable to the Directors (as approved by shareholders at the 2000 AGM).
3 Share buybacks includes 1.1 million shares with a value of A$9.5 million which were settled and cancelled in July 2003.

As announced 29 May 2003, Lend Lease has commenced an on market share buyback of up to 10% (43.5 million shares) of its issued capital. As at 30 June 2003, 2.9 million shares have been bought back.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
23. Reserves				
Capital Reserve	**104.6**	**104.6**	**104.6**	**104.6**
Foreign Currency Translation Reserve				
Opening balance at beginning of financial year	(53.1)	7.8		
Currency fluctuation attributable to translation and hedging of self sustaining foreign operations	(8.9)	(60.9)		
Closing balance at end of financial year	**(62.0)**	**(53.1)**	**-**	**-**
Total reserves	**42.6**	**51.5**	**104.6**	**104.6**

Nature and Purpose of Reserves

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve

The Foreign Currency Translation Reserve records the foreign currency differences net of income tax arising from the translation of self sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation (refer to Note 1(u) Summary of Principal Accounting Policies).

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
24. Retained Profits					
Retained profits at beginning of financial year		2,899.1	2,749.9	2,129.7	2,145.8
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'		(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		39.1		39.1	
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Dividends foregone pursuant to share election plan		1.7	0.8	1.7	0.8
		2,224.0	2,977.0	1,994.3	2,207.6
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Retained profits at end of financial year		2,141.4	**2,899.1**	1,911.7	**2,129.7**
25. Outside Equity Interests in Controlled Entities					
Outside equity interests in controlled entities comprise:					
Lend Lease Actus (25%)		4.2	2.4		
Lend Lease Korea Ltd (10%)		2.1	2.1		
Other		0.9	(0.7)		
		7.2	**3.8**	-	-
Represented by:					
Interest in retained losses at end of the financial year		(0.2)	(6.6)		
Interest in share capital		7.4	10.4		
Total outside equity interest		7.2	**3.8**	-	-
26. Total Equity Reconciliation					
Equity at beginning of financial year		3,752.1	**3,667.4**	3,032.0	**3,016.2**
Movements comprise:					
Movements in contributed equity	22	18.7	31.9	18.7	31.9
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Dividends foregone pursuant to share election plan	24	1.7	0.8	1.7	0.8
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Adjustment to retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities & Contingent Assets'	24	39.1		39.1	
Other changes in equity					
Movement in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		(747.9)	**120.2**	(199.3)	**15.8**
Total changes in outside equity interests in controlled entities	25	3.4	(35.5)		
Total movement in equity for financial year		(744.5)	**84.7**	(199.3)	**15.8**
Equity at end of financial year		3,007.6	**3,752.1**	2,832.7	**3,032.0**

Notes to the Consolidated Financial Statements continued

27. Contingent Liabilities

Lend Lease has the following contingent liabilities:

There are a number of legal claims and exposures (other than items included in Notes 28, 31 and 32) which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise cannot be measured reliably at this time. The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

Lend Lease, which has a 23% investment interest in IBMGSA, has guaranteed in proportion to its ownership interest any monetary liability related to the performance of IBMGSA arising under IT outsourcing contracts with Health Insurance Commission, Medibank Private, Westpac and Department of Health.

In certain circumstances, Lend Lease also guarantees the due performance of particular Group entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Real Estate Solutions businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

Lend Lease has provided warranties in connection with the sale of HCI, HFF and CapMark Services and the North American Asset Management (distressed debt) business. The warranties include ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing an audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

Details of the June 1996 amended assessment issued by the ATO in relation to the forward sale and warrants issue agreement for Westpac shares are disclosed in Note 16 Other Assets.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
28. Commitments				
(a) Operating Leases				
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:				
Land and buildings – self occupied	314.8	292.7	12.9	25.4
Plant and equipment	37.0	32.7	-	
	351.8	**325.4**	**12.9**	**25.4**
Due within 1 year	83.6	97.5	11.3	15.5
Due between 1 and 5 years	194.3	192.6	1.6	9.9
Due later than 5 years	73.9	35.3		
	351.8	**325.4**	**12.9**	**25.4**
(b) Capital Expenditure				
At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:				
Due within 1 year	-	-	-	-
(c) Controlled Entities				
At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:				
Due within 1 year - Rosen Financial Services II	7.6	25.6	-	-

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
28. Commitments continued					
(d) Finance Lease Commitments					
At balance date the aggregate amount of finance leases contracted:					
Due within 1 year		1.3	1.9		
Due between 1 and 5 years		0.7	1.7		
		2.0	3.6	-	-
Less: Future lease finance charges		(0.1)	(0.3)		
		1.9	3.3	-	-
Lease liabilities provided for in the financial statements:					
Current	20	1.3	1.7		
Non Current	20	0.6	1.6		
		1.9	3.3	-	-
(e) Investments					
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:					
Due within 1 year					
Lend Lease International Distressed Debt Fund		99.9	109.9		
Value Enhancement Fund V		41.7	13.2		
Tactical Office Partnership			17.5		
Multi family Investment Funds		6.1	3.0		
Mezzanine Debt Co-Investment		5.9	31.1		
Lend Lease Global Property Fund, Luxembourg			92.0		
CMBS B-Pieces			9.4		
Other		27.6	12.2		
Due between 1 and 5 years					
Private Finance Initiatives (PFI's)		33.9	10.5		
Multi Family Investment Funds		10.2	23.7		
Other		4.6	6.7		
		229.9	329.2	-	-

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
29. Notes to the Statements of Cash Flows				
(a) Reconciliation of (Loss)/Profit attributable to members of Lend Lease Corporation to Net Cash Provided by Operating Activities				
Net (loss)/profit attributable to members of Lend Lease Corporation	**(714.8)**	**226.3**	**(176.2)**	**61.0**
Amortisation and depreciation	132.3	151.4	3.7	2.0
Gain on sale of investments and fixed assets	(34.6)	(77.1)		
Foreign exchange (gain)/loss and currency hedging costs	(31.1)	2.5	(35.1)	(29.2)
Equity accounted profit	43.4	(34.0)		
Net movement in provisions	119.5	12.4	76.2	110.4
Write down of REI US businesses	882.0		247.0	
Net bad and doubtful debts expense	3.2	(5.5)	1.3	(7.8)
Net cash provided by operating activities before changes in assets and liabilities	**399.9**	**276.0**	**116.9**	**136.4**
Decrease/(increase) in receivables	257.7	326.8	7.9	(19.1)
(Increase)/decrease in inventories	(94.7)	212.2		
Increase in other assets	(111.1)	(96.2)		
(Decrease)/increase in creditors	(307.9)	74.0	(11.2)	14.3
Decrease in other liabilities	(3.6)	(158.3)		
Decrease in deferred tax items	61.3	91.7	4.8	25.2
Increase/(decrease) in current tax provision	45.6	(91.2)	(58.1)	(7.8)
Decrease in other provisions	(57.2)	(80.1)		
Decrease in other intangibles	1.4	2.5		
Net cash provided by operating activities	**191.4**	**557.4**	**60.3**	**149.0**

	Consolidated			
	Receipts		Expenditure	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
(b) Supplementary Information				
Integrated property development receipts and expenditure:				
Bluewater, Kent				20.3
Olympic Village/Newington, Sydney	9.4	267.9	6.6	27.0
Admiralty Industrial Park, Singapore		16.5		1.9
Touchwood Court, Solihull		480.5	17.6	340.6
Overgate Centre, Dundee		139.9		7.8
Chapelfield, Norwich	113.0		80.5	36.6
Jacksons Landing, Sydney	12.9	9.8	6.8	6.4
Varsity Lakes, Gold Coast	39.4	55.7	36.8	33.7
Forest Gardens, Cairns		37.7	1.4	26.1
Twin Waters/North Shore, Sunshine Coast	28.2	30.4	28.4	19.4
Craigieburn, Melbourne	22.0	15.6	13.5	16.5
Pakenham, Melbourne	19.9	13.7	8.9	14.4
Forest Lake, Brisbane	49.7	15.9	23.4	0.2
Hickson Road, Sydney	4.5	14.1		3.3
Springfield Lakes, Brisbane	23.5	9.3	19.1	14.1
Victoria Harbour, Melbourne		7.8	18.8	5.5
St Patricks, Sydney	14.1	1.3		8.5
Other	29.1	49.5	75.0	64.8
	365.7	1,165.6	336.8	647.1

	Note	Consolidated June 2003 A$m	June 2002 A$m
29. Notes to the Statements of Cash Flows continued			
(b) Supplementary Information continued			
Distributions from partnerships:			
King of Prussia		14.9	15.4
Lend Lease International Distressed Fund			6.6
		14.9	**22.0**
Income tax paid in respect of operations:			
Tax paid during the year	5(b)	50.3	142.0
Amended assessment – Westpac shares	16	95.3	
		145.6	**142.0**
Proceeds on sale/redemption of current investments:			
LLMC Mortgages		326.2	345.3
Tax Credit Properties		447.5	344.4
		773.7	**689.7**
Purchases of current investments:			
Tax Credit Properties		512.6	344.4
Mortgage Loans		330.7	564.5
		843.3	**908.9**
Proceeds on sale/redemption of non current investments:			
North Lakes (Urban Community)		42.5	
Paseo Commercial Carlos III		43.7	
Lend Lease European Mutual		20.7	
YCP (Operations, LP I, LP II)		17.4	
Da Chang			22.7
Lend Lease Porto Retail (Arrabida)			21.2
Kiwi Property Group			20.5
Calderdale			16.3
General Property Trust Units			14.3
Other		35.1	31.7
		159.4	**126.7**
Purchases of non current investments:			
Lend Lease Global Properties		98.3	56.7
Lend Lease SICAV European Real Estate Securities Fund		19.9	
CMBS Bonds		15.5	
LLFC Enhanced Yield Debt Fund		4.8	19.0
Lend Lease Retail Partnership			24.0
Lend Lease International Distressed Debt Fund			20.0
Other		28.0	22.6
		166.5	**142.3**
Net payment of loans to associates/related parties:			
Nowe Centrum (Chelverton)		(59.0)	(5.0)
THI		13.8	10.3
Lend Lease Equities, S.A DEC.V.		15.3	
IBM Global Services Australia			18.7
Lend Lease Global Fund			10.5
Other		(3.8)	(0.5)
		(33.7)	**34.0**

Proceeds from borrowings of A$1,209.5 million comprised short term drawdowns under the mortgage loan facility. Repayments of borrowings of A$1,209.5 million comprised short term repayments under the mortgage loan facility.

29. Notes to the Statements of Cash Flows continued

(c) Payments for Controlled Entities

	Consolidated			
	BLL Telecom June 2003 A$m	LL Rosen June 2003 A$m	Total June 2003 A$m	Delfin June 2002 A$m
Acquisition Cost				
Cash paid for acquisition	12.6	25.6	38.2	171.9
Cash paid for acquisition costs				2.0
	12.6	**25.6**	**38.2**	**173.9**
Provision for restructure				4.2
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**
Cash consideration	12.6	25.6	38.2	171.9
Cash acquired	(6.0)	(0.1)	(6.1)	(1.3)
Net outflow of cash	**6.6**	**25.5**	**32.1**	**170.6**
Fair Value of Net Assets of Entity Acquired				
Cash and cash equivalents	6.0	0.1	6.1	1.3
Inventories	11.4		11.4	107.0
Investments		3.1	3.1	46.5
Receivables		3.7	3.7	40.6
Other assets	0.8	0.1	0.9	14.4
Creditors and borrowings	(1.7)	(2.4)	(4.1)	(74.6)
Provisions	(3.9)		(3.9)	(32.8)
Net assets acquired	**12.6**	**4.6**	**17.2**	**102.4**
Outside equity interests at acquisition		(0.9)	(0.9)	
	12.6	**3.7**	**16.3**	**102.4**
Goodwill on acquisition		21.9	21.9	75.7
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**

June 2003

Lend Lease Rosen

On 1 August 2002 Lend Lease acquired a further 27.5% interest in Lend Lease Rosen Real Estate Securities, LLC, a real estate investment trust manager and stock advisor for consideration of A$25.6 million. This acquisition increased Lend Lease ownership interest to 77.5%, making it a controlled entity (previously equity accounted).

BLL Telecom

In October 2002 Lend Lease acquired 100% of Bovis Lend Lease Telecom Inc. a cellular phone network carrier for consideration of A$12.6 million, as part of Bovis Lend Lease's J Phone project in Japan. The project involves the project management of a nationwide rollout of cellular networks.

June 2002

Delfin Limited

On 10 August 2001 Lend Lease acquired 100% of Delfin Limited, an urban community developer in Australia for consideration of A$178.1 million.

	Consolidated	
	HFF, LP June 2003 A$m	Larry Smith June 2002 A$m
29. Notes to the Statements of Cash Flows continued		
(d) Disposals of Controlled Entities		
Sale of controlled entities comprised:		
Sale Proceeds		
Cash received	15.4	5.7
Carrying amount on disposal	13.6	3.1
Disposal costs	1.8	
Profit on disposal	**-**	**2.6**
Carrying Value of Net Assets of Entities Disposed		
Cash and cash equivalents	(0.6)	0.3
Property, plant and equipment	2.1	0.3
Management agreements	5.1	
Goodwill	7.4	2.1
Other assets	3.4	1.6
Creditors and provisions	(3.8)	(1.2)
Lend Lease share of net assets disposed	**13.6**	**3.1**
Cash Flows Resulting from Sale		
Cash consideration	15.4	5.7
Cash disposed	0.6	(0.3)
Net inflows of cash	**16.0**	**5.4**

June 2003

Holliday Fenoglio Fowler, LP

On 17 June 2003, Holliday Fenoglio Fowler, LP, a commercial real estate capital intermediary, was sold to management for consideration of A$15.4 million.

June 2002

Larry Smith

Larry Smith, Italy, was sold on 11 December 2001, with an effective date at 1 July 2001.

30. International Currency Management and Financial Instruments

(a) Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	June 2003		June 2002	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.587	0.65	0.520	0.570
Pounds Sterling	0.369	0.40	0.360	0.390
Euros	0.556	0.56	0.583	0.583
Singapore Dollars	1.031	1.14	0.943	0.980

Foreign Currency Risk

Lend Lease's policy regarding foreign currency management is to manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result. A Financial Markets Risk Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its exposures, Lend Lease adopts a strategy using both physical and derivative financial instruments. In regard to derivative financial instruments, Lend Lease mainly uses forward foreign exchange contracts for hedging purposes.

The following table sets out the net value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts.

	Weighted Average Exchange Rate		Receivable/(Payable) Under Contracts	
	June 2003 (A$1=)	June 2002 (A$1=)	June 2003 A$m	June 2002 A$m
Contracts to Sell Pounds Sterling at an agreed exchange rate [1]				
Not later than one year	0.39	0.35	463.5	121.5
Later than one year but not later than two years	0.35	0.36	14.3	41.2
Later than two years but not later than three years	0.40		35.3	
Contracts to Sell US Dollars at an agreed exchange rate [1]				
Not later than one year	0.56	0.52	1,147.6	1,173.1
Later than one year but not later than two years	0.53	0.52	20.8	360.4
Later than two years but not later than three years	0.63		15.9	
Contracts to Sell Singapore Dollars at an agreed exchange rate [1]				
Not later than one year	1.10	0.92	20.5	25.9
Contracts to Sell Euros at an agreed exchange rate [1]				
Not later than one year	0.54	0.59	54.3	41.8
Contracts to Buy Japanese Yen at an agreed exchange rate				
Not later than one year	68.87		0.8	
Contracts to Sell Mexican Pesos/Buy US Dollars at an agreed exchange rate (A$ equivalent)		9.14		14.1
Total A$			1,773.0	1,778.0

1 Net position (net of buy contracts).

The majority of forward exchange contracts relate to hedges of specific foreign currency exposures including receivables, payables, revenues, expenses and intercompany transactions and loans. The forward exchange contracts are converted to spot rates at balance date and the unrealised gains and losses are recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve. Exchange gains and losses on forward exchange contracts are accounted for in accordance with Lend Lease's accounting policy for foreign currency (refer Note 1(u) Summary of Principal Accounting Policies).

30. International Currency Management and Financial Instruments continued

(b) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The Lend Lease Audit and Risk Committee maintains a Group wide framework for risk management and reviews issues of material risk exposure, including credit risk.

On Balance Sheet Financial Instruments

The credit risk on financial assets recognised in the Statements of Financial Position (excluding investments of Lend Lease) equals the carrying amount, net of any provision for doubtful debts.

Lend Lease is not materially exposed to customers in any individual overseas country or any individual customer.

Credit risk on financial instruments is managed through a Board approved credit policy for determining acceptable counterparties. The counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. The policy sets out credit limits for each counterparty. The use of any counterparty outside the policy specifications requires Board approval.

Off Balance Sheet Financial Instruments

Credit risk for off balance sheet derivative contracts such as interest rate swaps and forward exchange contracts is minimised as dealing is principally undertaken with counterparties that are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Foreign exchange contracts are subject to credit risk in relation to the counterparty failing to deliver the contracted amount of currency at settlement date. The full amount of the exposure is disclosed in Note 30(a) International Currency and Financial Instruments.

(c) Interest Rate Risk

Lend Lease's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as Lend Lease intends to hold fixed rate assets and liabilities to maturity.

				Fixed Interest Maturing In				
	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2003								
Financial Assets								
Cash	7	4.15%	534.5	262.3			70.4	867.2
Receivables	8	4.50%	90.5	0.5			1,843.9	1,934.9
Investments	10,11						1,388.7	1,388.7
			625.0	262.8	-	-	3,303.0	4,190.8
Financial Liabilities								
Creditors	17						1,890.7	1,890.7
Borrowings [2]	18	5.80%	263.0		621.6			884.6
Other liabilities	20, 21	9.17%		20.3	236.4		64.0	320.7
Employee entitlements	19						135.7	135.7
			263.0	20.3	858.0	-	2,090.4	3,231.7
Net financial assets and liabilities			362.0	242.5	(858.0)	-	1,212.6	959.1
Cross currency swaps	16		13.1					13.1

Footnotes are located on the following page.

30. International Currency Management and Financial Instruments continued

(c) Interest Rate Risk continued

	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	Fixed Interest Maturing In: 1 Year or Less A$m	Fixed Interest Maturing In: Over 1 to 5 Years A$m	Fixed Interest Maturing In: More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2002								
Financial Assets								
Cash	7	3.94%	573.1	325.9			5.1	**904.1**
Receivables	8	7.02%	16.1	10.5	0.1		2,226.3	**2,253.0**
Investments	10,11						1,347.0	**1,347.0**
			589.2	**336.4**	**0.1**	**-**	**3,578.4**	**4,504.1**
Financial Liabilities								
Creditors	17						2,213.0	**2,213.0**
Borrowings [2]	18	6.70%	263.0		675.6			**938.6**
Other liabilities	20, 21	9.17%		31.2	267.7		161.1	**460.0**
Dividends payable	19						39.1	**39.1**
Employee entitlements	19						153.0	**153.0**
			263.0	**31.2**	**943.3**	**-**	**2,566.2**	**3,803.7**
Net financial assets and liabilities			**326.2**	**305.2**	**(943.2)**	**-**	**1,012.2**	**700.4**
Cross currency swaps	21		(55.3)					(55.3)

1 Does not include non interest bearing financial instruments. The effect of the interest rate swaps is incorporated into the weighted average interest rate.
2 Includes impact of interest rate swaps.

(d) Net Fair Values of Financial Assets and Liabilities

The fair values of financial assets and liabilities are determined by Lend Lease on the following basis:

On Balance Sheet Financial Instruments

The net fair value of financial assets exceeds the carrying amount and the net fair value of financial liabilities are equivalent to their carrying value.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non traded equity investments the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment (refer Note 10 Equity Accounted Investments and Note 11 Other Investments).

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Consolidated 2003 Carrying Amount A$m	Consolidated 2003 Net Fair Market Value A$m	Consolidated 2002 Carrying Amount A$m	Consolidated 2002 Net Fair Market Value A$m
Financial Assets				
Cash	867.2	867.2	904.1	904.1
Receivables	1,934.9	1,934.9	2,253.0	2,253.0
Investments traded			0.8	0.9
Investments non traded	1,388.7	1,792.0	1,346.2	1,743.0
	4,190.8	4,594.1	4,504.1	4,901.0
Financial Liabilities				
Creditors	1,890.7	1,890.7	2,213.0	2,213.0
Borrowings [1]	884.6	938.8	938.6	938.6
Other liabilities	320.7	320.7	460.0	460.0
Dividends payable			39.1	39.1
Employee entitlements	135.7	135.7	153.0	153.0
	3,231.7	3,285.9	3,803.7	3,803.7

Footnotes are located on the following page.

30. International Currency Management and Financial Instruments continued

(d) Net Fair Values of Financial Assets and Liabilities continued

Off Balance Sheet Financial Instruments

The gross assets and liabilities relating to forward exchange contracts are not recorded on the Statements of Financial Position at 30 June 2003. The balances relating to forward foreign exchange contracts included in other assets above (refer Note 16 Other Assets) represents the net unrealised gain resulting from converting the forward exchange contracts to spot rates at balance date. This also represents the net fair value of these contracts as disclosed below.

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements (including the currency and interest portion of the cross currency swaps) has been determined as the marked to market value.

Lend Lease (US) Finance Inc. executed cross currency swaps on its A$500.0 million Medium Term Note issue (Note 18(b) Borrowings and Financing Arrangements). Under the swaps, Lend Lease is paying US LIBOR +58 basis points, and has fixed a A$/US$ exchange rate at July 2005 of 0.633 for the face value of the notes. The carrying value of this swap at 30 June 2003 is A$13.1 million. The net fair value is a receivable to Lend Lease of A$37.1 million. The difference between the carrying value and net fair value is the interest portion of the cross currency swap. Interest rate swaps have been undertaken to swap the US LIBOR exposure to fixed and the 'marked to market' liability is A$35.7 million.

	Consolidated 2003		Consolidated 2002	
	Carrying Amount A$m	Net Fair[1] Value A$m	Carrying Amount A$m	Net Fair Value A$m
Forward foreign exchange contracts [2]	159.8	159.8	145.4	145.4
Interest rate swaps		(35.7)		(40.1)
Cross currency swaps [3]	13.1	37.1	(55.3)	(39.4)
	172.9	161.2	90.1	65.9

Lend Lease Corporation and certain of its controlled entities have potential financial liabilities, which may arise from certain contingencies disclosed in Note 27 Contingent Liabilities.

1 The net fair value includes the 'marked to market' value of the S144a bond and Medium Term Note issue (also refer below to net fair value of interest rate and cross currency swaps).
2 Recorded on a net basis in Note 16 Other Assets at June 2003 and June 2002.
3 Carrying value included within Note 16 Other Assets at June 2003 and Note 21 Non Interest Bearing Liabilities at June 2002.

	Geographic Region	Note	Contribution to Operating Profit/(Loss) After Tax June 2003 A$m	June 2002 A$m	Book Value June 2003 A$m	June 2002 A$m
31. Interest in Major Business Undertakings, Projects and Investments						
(a) Urban Communities, Australia	Aust & Pacific	8,9,10	43.2	21.1	177.4	196.5
(b) Jacksons Landing, Sydney (Pyrmont Trust)	Aust & Pacific	8,10	4.5	4.4	79.5	86.0
(c) Victoria Harbour, Melbourne	Aust & Pacific	9	(2.6)	(1.1)	17.9	11.5
(d) King of Prussia	Nth America	11	14.4	16.0	213.0	232.3
(e) Asia Pacific Investment Company (APIC & APIC II)	Asia	11		1.1	77.7	87.7
(f) Bluewater, Kent	Europe	9	35.6	33.8	564.9	578.5
(g) Chapelfield, Norwich	Europe	9			163.1	76.0
(h) Lend Lease Retail Partnership	Europe	11	2.5	2.2	60.3	61.5
(i) Overgate, Dundee	Europe	8,9,11	4.4	8.2	100.6	99.7

The following detailed disclosures are in respect of continuing business undertakings, major projects and investments and excludes discontinuing operations.

Australia and Pacific

(a) Urban Communities, Australia

Urban communities are masterplanned residential developments across Australia that are developed in stages over a number of years. Lend Lease's Urban Communities business currently comprises of 21 projects in a geographically diverse portfolio.

Significant Projects	Total Lots	% Settled	Joint Venture Partners
Equity Accounted Investments			
Caroline Springs Joint Venture, Melbourne	8,083	42%	Melton East Landowners Trust (50%)
Forest Gardens Residential Land Development, Cairns	1,602	43%	Daikyo Group (50%)
Golden Grove Development, Adelaide	9,929	100%	Land Management Corp. (50%)
Mawson Lakes Economic Development Project, Adelaide	3,033	27%	Land Management Corp. (50%)
Wattle Grove Development, Sydney	3,158	100%	Defence Housing Authority (50%)
Inventories			
Forest Lake, Brisbane	7,548	90%	N/A (100% Lend Lease)
Varsity Lakes, Gold Coast	1,563	51%	N/A (100% Lend Lease)
Craigieburn Garden Village, Melbourne	3,196	42%	N/A (100% Lend Lease)
Springfield Lakes, Brisbane	4,068	19%	N/A (100% Lend Lease)

Other

In addition to the Urban Communities projects, Lend Lease holds a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane.

Notes to the Consolidated Financial Statements continued

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(b) Jacksons Landing, Sydney (Pyrmont Trust)

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,341 units at project completion in 2007. The staged masterplanned community has 700 metres of water frontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 30 June 2003	% Sold
Regatta Wharf A	Complete	144	144	100%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Complete	154	152	99%
Reflections	Complete	78	77	99%
The Distillery	Commenced September 2002	95	67	71%
The Quarry	Commenced January 2003	89	39	44%
Jones St Terraces	Commenced January 2003	12	12	100%
Total		**841**	**760**	**90%**

202 units were released during the year, with sales of 146 units achieved. Of the completed precincts all but three units released had been sold as at 30 June 2003.

Commercial

The current approved masterplan for the project incorporates approximately 30,000 square metres of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950 square metres and was completed and sold in the year ended 30 June 2001.

In December 2002, the St Hilliers Group purchased the 1,200 square metre Tablet House in its dilapidated condition and are currently refurbishing the building. In May 2003, the St Hilliers Group also purchased the 3,000 square metre Cooperage in its current condition.

The balance of the commercial space will be developed in the future, subject to market demand.

(c) Victoria Harbour, Melbourne

The Victoria Harbour project comprises the right to develop a 30 hectare site, within the Docklands precinct, adjoining Melbourne's CBD. There is 3.5 kilometres of waterfront and an expected population of approximately 15,000 residents working or living in the precinct.

Construction of 58,780 square metre campus style office building for the National Australia Bank is expected to be completed by May 2004.

Lend Lease is providing development, design, construction and project finance services. General Property Trust will own and manage the asset.

The market release for the first residential tower, Dock 5, commenced in November 2002.

The project is of a staged nature that can be contracted or expanded in line with market conditions.

31. Interest in Major Business Undertakings, Projects and Investments continued

North America

(d) King of Prussia

Lend Lease has a 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA. Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings.

Asia

(e) Asia Pacific Investment Company (APIC)

Lend Lease holds an 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. During the financial year APIC was split into two entities APIC and APIC II, whereby certain retail assets of APIC were transferred to APIC II. As at 30 June 2003, Lend Lease held an 18% interest in each fund. Lend Lease is a sponsor investor of APIC and APIC II and acts as investment advisor to the funds. Lend Lease's investment at 30 June 2003 is its maximum commitment in APIC (A$37.8 million) and APIC II (A$39.9 million).

Europe

(f) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in northwest Kent, United Kingdom. The development was completed and opened to schedule on 16 March 1999. Bluewater includes 153,000 square metres of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex, which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre.

Lend Lease's Remaining 30% Interest

Lend Lease is required under the terms of a head lease to retain a 30% interest in order to service the head lease payments. Lend Lease has a call option on the head lease which can be exercised in the years 2005, 2009 and 2011.

Prudential has an option to acquire a further 15% interest in Bluewater, should Lend Lease exercise one of its call options. Prudential's option is at a pre agreed price formula, which essentially relates to the Net Operating Income (NOI) at the time and an agreed capitalisation rate of between 7.25% and 7.75%. The value will be largely dependent upon rental growth achieved at Bluewater's first major rent review in 2004.

The remaining 15% interest (or 30% if Prudential chooses not to exercise its option) can be sold at market value if Lend Lease exercises one of its call options. The price of the remaining interest will be dependent upon a number of factors including:

- the timing and means of disposition;
- state of UK retail market at time of disposition;
- investor demand for retail property assets like Bluewater;
- trading performance of the centre; and
- rental growth.

Lend Lease's ultimate profitability from Bluewater is also dependent on the above factors and the amount of profit share payable to Lafarge, the original owners of the land. The profit share is up to a maximum amount of £50.0 million after Lend Lease has received an agreed priority return in excess of the total development costs.

Valuation

The whole centre has been valued as at 30 June 2003 by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £1,430.0 million (A$3,575.0 million) (June 2002 £1,339.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to current rental and capital values and market conditions as at 30 June 2003.

Full details of Bluewater are disclosed in the 30 June 2001 Annual Consolidated Financial Report. There were no significant changes to these details as at 30 June 2003.

31. Interest in Major Business Undertakings, Projects and Investments continued

Europe continued

(g) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The carrying value of A$163.1 million includes acquisition costs of £32.2 million (A$80.5 million) plus development costs capitalised to date.

Pre lettings have been secured and at 30 June 2003, House of Fraser had been signed as anchor and seven major retailers and a major catering unit have been contracted.

The centre was forward sold to Capital Shopping Centres plc (CSC) on 14 May 2002.

Construction of the centre commenced during the year, with practical completion scheduled for September 2005. CSC will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease is responsible for the design, construction, development and letting of Chapelfield.

Under the terms of agreement, CSC have contributed £40.0 million (A$100.0 million) on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let (by area and value).

Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of £295.0 million (A$737.5 million).

(h) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership, which was launched in February 1999 with £25.0 million (A$62.5 million) committed by Lend Lease and a further £395.0 million (A$987.5 million) committed by 10 major investors (mainly UK institutions). In March 1999, the total subscriptions increased to £505.0 million (A$1,262.5 million) with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

The Retail Partnership acquired a 25% interest in Bluewater for £280.0 million (A$700.0 million) based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for £17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood Shopping Centre, based on a pre determined pricing formula.

The centre opened on schedule in September 2001 and the sale completed for £144.6 million (A$361.5 million). Following the achievement of additional leasing targets, further sales were made to the Retail Partnership under the terms of the development services agreement at a value of £30.7 million (A$76.8 million).

(i) Overgate, Dundee (Overgate)

Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland. Lend Lease holds a 30.7% interest in the Lend Lease Overgate Partnership (LLOP) which owns the long leasehold and freehold interest in the centre.

DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London valued the centre at £132.0 million (A$330.0 million) at June 2003. This valuation is £0.9 million (A$2.3 million) above the cost of the entire centre resulting in a reversal of the provision against the carrying value of the centre.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Associates' Profit/(Loss) After Tax[1] June 2003 A$m	Share of Associates' Profit/(Loss) After Tax[1] June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
32. Associates							
Integrated Property Development							
Catalyst Healthcare (Calderdale) plc[2]	31 Mar				3.0		
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	4.4	(0.7)	3.8	(0.3)
Exchequer Partnership	31 Mar	42.5%	42.5%	1.5		1.9	0.5
Tres Aguas (Paseo Commercial Carlos III), Madrid[3]	31 Dec		49.3%	(0.6)	(0.2)		18.6
Retirement by Design Pty Ltd	30 Jun	50.0%	50.0%	2.3	2.5	23.6	21.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	(1.3)		6.7	6.6
Wattle Grove Development	30 Jun	50.0%	50.0%	(4.5)	2.0		4.1
Jacobs Lend Lease (Asia)	30 Jun	50.0%	50.0%	0.2	2.5	0.6	2.1
Other[4]				0.1	1.3	2.0	1.9
				2.1	10.4	38.6	54.8
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	1.2	1.3	5.4	4.2
Generali Lend Lease	30 Jun	49.5%	49.5%	0.6	0.3	2.1	1.3
Lend Lease Porto Retail (Arrábida Shopping Centre)[2]	31 Dec				3.8		
Other[4]				0.6	7.3	0.7	8.5
				2.4	12.7	8.2	14.0
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	3.3	1.3	6.4	15.1
LLM Inversiones II S.A. de C.V.	30 Jun	50.0%		0.1		3.8	
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	3.3	3.5	1.4	0.7
Lend Lease Mexico	30 Jun	50.0%	50.0%	7.4	1.9	1.6	7.1
Other[4]							0.6
				14.1	6.7	13.2	23.5
Capital Services							
Chelverton Properties Limited[3]	31 Mar		50.0%				14.1
Other[4]							2.9
				-	-	-	17.0
Less: Provision for diminution						(0.5)	(17.5)
				18.6	29.8	59.5	91.8

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
2 Sold during the year to June 2002.
3 Sold during the year to June 2003.
4 Other relates to associates whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
32. Associates continued		
Results of Associates		
Share of associates' ordinary profit before income tax	20.8	30.8
Share of associates' income tax benefit/(expense) attributable to ordinary profit	0.7	(1.7)
Share of associates' net profit – as disclosed by associates	**21.5**	**29.1**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements		(0.4)
Borrowing costs capitalised		1.5
Amortisation of fair value adjustments	(3.3)	
Other	0.4	(0.4)
Share of associates' net profit – equity accounted	**18.6**	**29.8**
Share of Post Acquisition Retained Profits and Reserves Attributable to Associates		
Retained Profits		
Share of associates' retained profits at beginning of financial year	0.3	0.3
Share of net profit of associates	18.6	29.8
Dividends from associates	(22.6)	(26.5)
Disposal of associates	(7.6)	(1.8)
Effect of exchange rate movements	(1.4)	(1.5)
Share of associates' retained profits at end of financial year	**(12.7)**	**0.3**
Movements in Carrying Amounts of Investments		
Carrying amount of investments in associates at beginning of financial year	91.8	76.1
Acquisition through entity acquired during the financial year		41.3
Investment in associates acquired during the financial year	7.1	8.4
Share of associates' net profit	18.6	29.8
Dividends received from associates	(22.6)	(26.5)
Other non profit distributions from associates	(1.1)	(12.1)
Disposal of associates	(35.1)	(23.0)
Other adjustments [1]	0.8	(2.2)
Carrying amount of investments in associates at end of financial year	**59.5**	**91.8**
Commitments		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable		
Due within 1 year	173.5	54.4
Due between 1 and 5 years	12.9	54.6
	186.4	**109.0**
Contingent Assets & Contingent Liabilities		
Share of associates' contingent assets & contingent liabilities	-	-
Summary of Financial Position of Associates		
Current assets	479.6	283.6
Non current assets	217.9	388.7
Total assets	**697.5**	**672.3**
Current liabilities	47.6	153.1
Non current liabilities	590.4	433.0
Total liabilities	**638.0**	**586.1**
Net assets – as reported by associates	59.5	86.2
Adjustments arising from equity accounting		
Goodwill (net of amortisation)		5.6
Net assets – equity adjusted	**59.5**	**91.8**

1 Includes exchange rate movement.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Profit/(Loss) After Tax June 2003 A$m	Share of Profit/(Loss) After Tax June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
33. Joint Ventures							
Joint Venture Entities							
Project and Construction Management							
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	2.8	1.8	0.9	2.0
Other [1]				0.9	0.6	0.6	0.3
				3.7	2.4	1.5	2.3
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 June	50%	50%	1.3	(17.7)	5.0	4.7
Mawson Lakes Economic Development Project	31 Dec	50%	50%	4.1	2.1	10.0	6.6
North Lakes Development Joint Venture [1]	30 June		50%		1.0		24.5
Pyrmont Trust	30 June	50%	50%	6.3	10.3	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 June	50%	50%	4.6	4.5	12.6	8.0
Caroline Springs Joint Venture	30 June	50%	50%	4.8	3.2	16.6	12.9
Other [2]					(1.6)		2.0
				21.1	1.8	57.5	72.0
Total				24.8	4.2	59.0	74.3

1 Sold during the year to 2003.
2 Other relates to joint ventures whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
Statement of Financial Position		
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	117.1	140.7
Non current assets	88.3	138.3
Total assets	205.4	279.0
Current liabilities	71.5	54.9
Non current liabilities	82.6	162.8
Total liabilities	154.1	217.7
Other adjustments	7.7	13.0
Share of net assets – equity adjusted	59.0	74.3
Lend Lease's Share of the Results of Joint Venture Entities		
Revenue	390.2	125.3
Expenses	(364.8)	(120.7)
Profit before tax	25.4	4.6
Income tax expense	(0.6)	(0.4)
Net profit after tax	24.8	4.2

	June 2003 A$m	June 2002 A$m
33. Joint Ventures continued		
Share of Post Acquisition Retained Profits Attributable to Joint Venture Entities		
Share of joint venture entities' retained losses at beginning of financial year	(45.5)	(15.3)
Acquisition through entity acquired during financial year		1.7
Transfer from joint venture operations to entities		1.5
Share of joint venture entities' net profit	24.8	4.2
Drawings from partnerships	(17.5)	(37.6)
Disposal of joint ventures	3.1	
Share of joint venture entities' retained losses at end of financial year	**(35.1)**	**(45.5)**
Movements in Carrying Amount of Joint Venture Entities		
Carrying amount at the beginning of financial year	74.3	37.2
Increase through entity acquired during financial year		8.9
Transfer from joint venture operations to entities		14.9
Contributions to the joint venture entities	2.5	28.3
Share of joint venture entities' profit	24.8	4.2
Drawings from the joint venture entities	(17.5)	(37.6)
Other non-profit distributions from joint ventures	(0.1)	(4.2)
Other adjustments to carrying value	(0.7)	22.6
Disposal of investments	(24.3)	
Carrying amount at end of financial year	**59.0**	**74.3**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

	Interest		Share of Profit After Tax		Book Value	
	June 2003 %	June 2002 %	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Joint Venture Operations						
Integrated Property Development						
Darling Park Stage III Joint Venture	60%	60%			15.0	14.3
Capital Services						
Manukau Wastewater Services (NZ)	20%	20%	1.2	2.6	7.8	8.7
Seaview Project Limited	50%	50%	0.9	1.0	4.0	2.9
			2.1	**3.6**	**26.8**	**25.9**

	June 2003 A$m	June 2002 A$m
Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:		
Cash	5.8	7.9
Receivables	7.7	8.9
Inventories – properties held for resale	26.6	22.4
Property, plant and equipment	0.1	0.5
Total assets	**40.2**	**39.7**
Provision for diminution – Darling Park Stage III	13.4	11.8
Accounts payable and borrowings		2.0
Total liabilities	**13.4**	**13.8**
Net assets	**26.8**	**25.9**

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 interest %	Year End 30 June 2002 interest %
34. Controlled Entities				
The material controlled entities of the Group are:				
Project and Construction Management				
Australia				
Bovis Lend Lease Pty Limited	Aust		100%	100%
International				
Bovis Lend Lease Holdings, Inc.	USA	USA	100%	100%
Bovis Lend Lease, Inc.	USA	USA	100%	100%
Bovis Lend Lease LMB, Inc.	USA	USA	100%	100%
Bovis Lend Lease Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Limited	UK	UK	100%	100%
Bovis Lend Lease International Limited	UK	UK	100%	100%
Bovis Lend Lease Overseas Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Project Consulting (Shanghai) Co Limited	Chi	Chi	100%	100%
Bovis Lend Lease Projects Pte Limited	S'pore	S'pore	100%	100%
Bovis Lend Lease Inc	Braz	Braz	100%	100%
Bovis Lend Lease Microelectronics Group BV	Neth	Neth	100%	100%
Bovis Lend Lease Microelectronics Holdings BV	Neth	Neth	100%	100%
Bovis Lend Lease Holdings GmbH	Ger	Ger	100%	100%
Bovis Lend Lease Group Limited	UK	UK	100%	100%
Integrated Development Businesses				
Australia				
Lend Lease Development Pty Limited	Aust		100%	100%
Delfin Lend Lease Limited	Aust		100%	100%
Delfin GC Limited	Aust		100%	100%
International				
Lend Lease Europe Holdings Limited	UK	UK	100%	100%
Lend Lease Europe Limited	UK	UK	100%	100%
Blueco Limited	UK	UK	100%	100%
Lend Lease Continental Holdings Limited	UK	UK	100%	100%
Lend Lease RES (UK) Limited	UK	UK	100%	100%
Lend Lease (UK) Management Services Limited	UK	UK	100%	100%
Lend Lease Europe Finance Plc	UK	UK	100%	100%
Real Estate Investments				
Australia				
GPT Management Limited	Aust		100%	100%
Lend Lease Real Estate Investments Limited	Aust		100%	100%
International				
Lend Lease Europe Retail Investments Limited	UK	UK	100%	100%
Lend Lease Real Estate Investments Pte Limited	S'Pore	S'Pore	100%	100%
Lend Lease Mortgage Capital, LP	USA	USA	100%	100%
Lend Lease Mortgage Investments, Inc	USA	USA	100%	100%
The Boston Financial Group Limited Partnership	USA	USA	100%	100%
Lend Lease (US) Holdings, Inc	USA	USA	100%	100%
Lend Lease (US) Services, Inc.	USA	USA	100%	100%
Lend Lease (US), Inc.	USA	USA	100%	100%
Lend Lease (US) Finance, Inc.	USA	USA	100%	100%
Lend Lease Real Estate Investments, Inc.	USA	USA	100%	100%
Lend Lease Agri Business, Inc.	USA	USA	100%	100%
CapMark Services LP	USA	USA	100%	100%

Notes to the Consolidated Financial Statements continued

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 Interest %	Year End 30 June 2002 Interest %
34. Controlled Entities continued				
Real Estate Investments continued				
International continued				
Lend Lease Asset Management LP	USA	USA	100%	100%
Lend Lease Real Estate Investments GmbH	Ger	Ger	100%	
Equity Investments				
Lend Lease Custodian Pty Limited	Aust		100%	100%
Group Services				
Australian				
Lend Lease Corporation Limited	Aust			
Lend Lease Finance Limited	Aust		100%	100%
Lend Lease International Pty Limited	Aust		100%	100%
Lend Lease Management Services Limited	Aust		100%	100%

Abbreviations:

Aust	Australia	**Neth**	Netherlands	**USA**	United States of America
Braz	Brazil	**S'pore**	Singapore		
Ger	Germany	**UK**	United Kingdom		

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax[1] A$m
June 2003				
Acquisitions				
Project and Construction Management				
International				
Bovis Lend Lease Telecom, Inc	100.0%	Oct 02	12.6	4.3
Real Estate Investments				
International				
Lend Lease Rosen Real Estate Securities, LLC[2]	77.5%	1 Aug 02	25.6	0.8
Disposals				
Real Estate Investments				
International				
Holliday Fenoglio Fowler, LP	100.0%	17 Jun 03	15.4	5.6
June 2002				
Acquisitions				
Integrated Development Businesses				
Australia				
Delfin Group	100.0%	10 Aug 01	173.9	12.6
Disposals				
Real Estate Investments				
Australia				
Bricwell Pty Limited[3]	100.0%	11 Sept 01		
International				
Larry Smith & Associates SRL	100.0%	1 Jul 01	5.7	(0.2)

1 Excludes any intercompany transactions for the year.
2 Lend Lease (US) Inc acquired an additional 27.5% interest (50% in June 2002) in Rosen Real Estate Securities, and it is now consolidated. The acquisition details relate only to this additional interest.
3 Deregistered/dissolved during the year.

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
35. Employees' and Directors' Compensation					
(a) Total Employee Benefit Liabilities Recognised in the Financial Statements					
Creditors – current		38.0	35.9		
Provision for employee benefits – current	19	79.9	100.7	0.3	0.2
Provision for employee benefits – non current	19	55.8	52.3		
		173.7	188.9	0.3	0.2

(b) Superannuation/Pension Funds

Lend Lease sponsors a number of pension/superannuation funds globally which provide benefits for employees or their dependants on retirement, redundancy, disability or death. In the majority of cases, the funds provide benefits in the form of lump sum/pension payments. Contributions to the funds are generally based on a percentage of employees' salaries. Lend Lease is obliged to contribute to the funds in accordance with their governing Trust Deeds. Contributions are set on a regular basis at levels in accordance with actuarial assessments.

Defined Benefit Pension Plans

Of the pension/superannuation funds outlined above, a number are defined benefit plans which, although closed to new members, have benefits accruing to its existing members.

Amounts Recognised in the Financial Statements

Details of contributions to the defined benefit plans during the year and contributions payable at 30 June 2003 are as follows:

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Lend Lease contributions to the plans	30.1	29.9	-	-
Lend Lease contributions payable to the plans at reporting date	23.5	21.7	-	-

Information relating to the defined benefit plans based on latest actuarial assessments and financial reports of the funds are as follows:

	2003 Plan Assets at Net Market Value A$m	2003 Total Accrued Benefits[4] A$m	2003 Excess/ (Deficit) A$m	2003 Total Vested Benefits[4] A$m	2002 Plan Assets at Net Market Value A$m	2002 Total Accrued Benefits[4] A$m	2002 Excess/ (Deficit) A$m	2002 Total Vested Benefits[4] A$m
Lend Lease Superannuation Fund (Australia)[1]	206.8	171.0	35.8	166.7	239.9	168.8	71.1	163.9
Lend Lease Supplemental Retirement Plan US[2]	33.8	31.8	2.0	32.5	31.4	32.3	(0.9)	35.1
The Bovis UK Pension Scheme[3]	283.0	399.8	(116.8)	362.8	344.8	279.0	65.8	253.1
	523.6	602.6	(79.0)	562.0	616.1	480.1	136.0	452.1

1 The fund has defined benefits and defined contribution components. Plan assets are based upon the most recent financial statements of the fund, being 30 June 2003. Vested benefits and total accrued benefits are based on actuarial reviews performed as at 1 January 2003 by G. Holley, F.I.A.A. (Comparative amounts are as of the actuarial review performed as at 1 January 2000.)

2 Plan assets and vested benefits are based upon the most recent asset valuations and actuarial reports. Total accrued benefits are based on actuarial reviews performed as at 30 June 2002 by Milliman. (Comparative amounts are as of the actuarial review performed as at 30 June 2001).

3 Plan assets are based on the most recent financial statements of the fund, being 31 March 2003. (Comparative plan assets are based on the fund's 31 March 2002 financial statements). Vested benefits and total accrued benefits are based on actuarial reviews performed as at 31 March 2002 by Mr N. Maxwell, F.I.A. (Comparative accrued and vested benefits are based upon the actuarial review performed as at 1 November 1999).

As at 30 June 2003, based on market values, the deficit was £83.0 million (A$207.5 million). (As at 31 March 2002, based on the 31 March 2002 actuarial valuation which was undertaken at 30 August 2002, the deficit was £25.4 million (A$65.2 million)). A review of the funding program has resulted in the contribution rate for employees being raised from 5.0% to 7.0%, effective from 1 July 2003 and the Lend Lease contribution rate increasing from 16.4% to 19.4%, effective 1 July 2003. The increased contributions have been determined so as to eliminate the deficit over the average life of the current membership, being 12 years. Lend Lease has no obligation to make up the deficit and accordingly no provision has been raised for the deficiency at 30 June 2003.

4 Vested benefits represents benefits which members would have been entitled to receive had they terminated their plan membership as at the valuation date. Accrued benefits represents vested and unvested benefits as at the valuation date.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans

Lend Lease has as a core value the concept of the 'partnering' of capital and labour. This successful concept has, over decades, been advanced in many practical ways in Lend Lease through such philosophies as employee ownership and profit sharing.

Currently employees own approximately 13.5% of the issued capital of Lend Lease.

In October 1988, shareholders approved an annual allotment of 0.5% of the issued capital of Lend Lease Corporation at 50 cents per share to be used for the benefit of Lend Lease Group employees. In previous years the annual allotment was primarily directed for the benefit of Australian employees through the Lend Lease Employee Share Acquisition Plan (ESAP). With the global expansion of Lend Lease and the employment of a significant number of employees outside Australia, employee share plans were extended to UK, European and US employees. The annual allotment of the 0.5% of issued capital comprised 2,154,333 shares for the financial year June 2003 (2,141,571 June 2002) allocated across the Group's various global employee share plans from which allocations may be made to employees. The various Lend Lease employee share plans are described in more detail below.

Australian Based: Employee Share Acquisition Plan (ESAP)

In accordance with the 1988 shareholder approval, ESAP was established in December 1988 for the purpose of employees acquiring shares in Lend Lease Corporation. That plan replaced previous employee ownership facilities in place over the previous decade.

ESAP is funded by Lend Lease subscriptions at the rate of up to 7.5% of annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed. Annual salary and profit share subscriptions are used to acquire shares in Lend Lease Corporation at market value on behalf of employees, who may be nominated as members of ESAP.

Employees are also allocated shares on the basis of individual and departmental performance. These shares are issued to the Plan at 50 cents per share from the 0.5% of issued capital mentioned above.

At balance date, approximately 2,000 employees (June 2002 2,000) were eligible to participate in the plan.

US Based: Employee Share Plan

The Lend Lease US Long Term Incentive Share Plan (the Plan) was established in the US in 1998. The Plan was established with a US rabbi trust that holds shares in Lend Lease Corporation to assist payment of benefits under the Plan. Employees may acquire units in the Plan by sacrificing part of their salary and/or benefits, funding the purchase of Lend Lease shares at market value. Units in the Plan are also issued to employees based on individual and departmental performance. Underlying shares are issued to the US Trust at 50 cents per share from the 0.5% of issued capital referred to above. The value of the units to employees is ultimately based upon a combination of the Lend Lease Corporation share price and the US and Australian dollar exchange rate.

The arrangements also cover share plan based long term incentive arrangements for the US employees of Bovis Lend Lease, and associated companies.

Lend Lease Corporation is responsible for the liabilities of the rabbi trust. As the assets of the rabbi trust exceed the liabilities of the rabbi trust no amount is recorded in Lend Lease Corporation's Statement of Financial Position.

The company has put in place US Internal Revenue Service approved share plan arrangements for all US employees to facilitate receipt of profit share entitlements in Lend Lease Corporation shares.

At balance date, approximately 3,600 employees (June 2002 4,800) were eligible to participate in the plan.

UK/European/Asian Based: Employee Share Plan

Two employee share plans (the Plans) were established in 1998, being the UK based Inland Revenue - Approved Plan (the Approved Plan) and the European (Guernsey based) Restricted Share Plan (The Restricted Share Plan). The Plans jointly, are similar in operation to the Australia based ESAP, however the 1998 Approved Plan, (closed in March 2002), was only available to UK employees.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

UK/European/Asian Based: Employee Share Plan continued

In 2002 two new UK based Inland Revenue approved Share Incentive Plans (SIP) were established for the acceptance of employee profit share contributions used to acquire Lend Lease shares, for UK based Lend Lease group employees.

Shares in the above mentioned Restricted Share Plan may be allocated to employees in the UK, Europe and Singapore, based on individual and departmental performance. Shares are issued to this plan from the 0.5% of issued capital referred to above. In addition, the Restricted Share Plan can acquire Lend Lease Corporation shares at market value on behalf of employees. The value of allocations to employees is ultimately based on a combination of the Lend Lease Corporation share price and the respective UK, Euro, Asian currencies and Australian dollar exchange rates.

At balance date, approximately 3,000 employees (June 2002 3,750) were eligible to participate in the plan.

Eligibility

All Lend Lease employees are eligible to participate in a plan. The rules for eligibility for particular plans are determined by reference to the regulatory, legal and tax rules of each country in which the Group operates.

Dividends and/or Voting Rights

Generally employees are entitled to dividends and voting rights for allocated shares. The plans reflect this intention subject to regulatory, legal and tax constraints. Voting and dividend rights on any unallocated shares reside with the trustees of the relevant share plan trusts. The trustee may exercise these rights in accordance with any fiduciary or governance rules pertaining to the Deed or trust laws in the legal/tax jurisdiction the trust operates within.

Terms and Conditions of Allocation and Vesting Shares

The terms and conditions of allocation and vesting of shares vary with the nature of the award provided to each employee and the terms of the plan.

Amounts Recognised in the Statement of Financial Performance

During the year A$10.7 million (June 2002 A$9.7 million) was recognised in the Statement of Financial Performance of the consolidated entity in relation to employee equity based compensation arrangements. This represented cash contributions to employee share plans and the issue of shares to these plans at 50 cents per share.

The fair value of the shares issued by the plans was A$53.1 million (June 2002 A$58.9 million).

Refer to Page 61 for the fair value of instruments issued under the Long Term Incentive Plan.

Employees' and Directors' Compensation continued

Lend Lease Employee Share Plans continued

Summary of Share Movements in Lend Lease Employee Share Plans

	Vested[1]		Unvested[2]		Unallocated[3]		Total	
	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$
2003								
No. of shares at the beginning of year	15,662,980		2,967,342		5,153,308		23,783,630	
Movements during the year:								
Shares acquired by the plans					2,091,723	19,415,901		
Shares granted to employees	4,773,910	41,342,741	47,131	475,697	(4,821,041)	(41,818,438)		
Shares vested during the year	889,811	7,941,130	(889,811)	(7,941,130)				
Shares/cash withdrawn from the plans by employees	(3,467,222)	(32,968,721)			1,125,133	10,916,042		
Shares forfeited by employees			(199,091)	(1,888,078)	199,091	1,888,078		
Cash distribution from the plans					(344,965)	(2,932,203)		
No. of shares in the plans at end of year	17,859,479		1,925,571		3,403,249		23,188,299	
Fair value at end of year[6]		149,126,650		16,078,518		28,417,129		193,622,297
2002								
No. of shares at the beginning of year[5]	14,371,591		3,364,633		6,014,200		23,750,424	
Movements during the year:								
Shares acquired by the plans					2,500,411	23,919,658		
Shares granted to employees	2,981,685	31,910,502	915,750	9,750,751	(3,897,435)	(41,661,253)		
Shares vested during the year	1,124,104	13,207,348	(1,124,104)	(13,207,348)				
Shares/cash withdrawn from the plans by employees	(2,814,400)	(32,793,740)			1,167,195	13,597,271		
Shares forfeited by employees			(188,937)	(2,223,359)	188,937	2,223,359		
Cash distribution from the plans					(820,000)	(10,217,400)		
No. of shares in the plans at end of year	15,662,980		2,967,342		5,153,308		23,783,630	
Fair value at end of year[6]		165,087,809		31,275,785		54,315,866		250,679,460

1 Granted to Lend Lease employees, fully vested with no outstanding conditions.
2 *Granted to Lend Lease employees but conditional on future employment.*
3 Shares held by the Lend Lease employee share plans but not yet allocated to employees.
4 Fair value during the year determined by reference to the ASX weighted average monthly share price.
5 The shares at the beginning of the year reflect accumulated movements since the inception of the share plans.
6 Fair value at 30 June 2003 is at A$8.35 per share (2002 A$10.54).

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Vested Share Grants by Month

	No. of Shares	Average A$ Per Share	Fair Value A$
2003			
July 2002	79,749	10.23	815,832
August 2002	39,778	10.35	411,702
September 2002	72,285	10.70	773,450
October 2002	43,583	9.84	428,857
November 2002	43,885	9.90	434,462
December 2002	44,953	9.64	433,347
January 2003	48,530	9.71	471,226
February 2003	54,200	8.53	462,326
March 2003	45,649	8.64	394,407
April 2003	40,236	9.58	385,461
May 2003	134,100	9.34	1,252,494
June 2003	4,126,962	8.50	35,079,177
	4,773,910		**41,342,741**
2002			
July 2001	176,535	12.17	2,148,431
August 2001	208,251	11.55	2,405,299
September 2001	117,629	10.58	1,244,515
October 2001	54,280	11.12	603,594
November 2001	60,225	11.21	675,122
December 2001	29,029	11.91	345,735
January 2002	44,322	13.32	590,369
February 2002	34,914	12.72	444,106
March 2002	45,540	11.83	538,738
April 2002	32,089	11.67	374,479
May 2002	39,009	11.16	435,340
June 2002	2,139,862	10.33	22,104,774
	2,981,685		**31,910,502**

In addition to the plans discussed on Page 58, Lend Lease has over the years with the support of shareholders, established a range of employee share ownership vehicles. The earliest plan still in existence today was known as the Staff Share Scheme. This was established in December 1979 after shareholders agreed at the Annual General Meeting that year to allot shares at par to enable employees to participate either directly or indirectly in the future of the Company.

By 1984, legislative and other regulatory changes had made it clear that new arrangements would need to be made. At that year's Annual General Meeting, shareholders approved an annual allotment (for three years) of shares at par for the benefit of employees, and the Chairman foreshadowed the establishment of a new employee share plan.

The Lend Lease Retirement Benefit Fund (RBF) was established in 1984 for the benefit of employees through the allotment at par value of 5 million Lend Lease Corporation shares. The balance of the Lend Lease Corporation shares in RBF at 30 June 2003 was 14.7 million (2002 14.7 million). The shares in RBF are not available to be allocated to employees and in accordance with the trust deed, the capital of the trust is not available to Lend Lease Corporation. The income of the RBF is used to fund Lend Lease Foundation.

In October 1985, the Lend Lease Employee Investment Trust (EIT) was established to enable employees to invest in the company. At that time, shareholders approved a one for ten renounceable rights issue, and the allotment at the same price of an equivalent number of shares to EIT. EIT acquired these shares with debt funds raised through an external financier. Over the years, strong growth in Lend Lease dividend flows enabled EIT to pay down its external debt. At 30 June 2003, there were 19.3 million Lend Lease Corporation shares held by EIT of which 18.5 million shares were available for allocation to employees at the Trustee's discretion. No allocations of units in the trust were made to employees or Directors in the year ended 30 June 2003. In recent times, the Trustee of EIT has directed surplus dividends to help in the funding of the Lend Lease Foundation's programs. In accordance with the Trust Deed, the capital of the trust is not available to Lend Lease Corporation.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Since their establishment, both EIT and RBF have acquired shares through on market purchases, participation in bonus issues and through dividend reinvestment. EIT accumulated shares from 1984 to 1988 through the allocation of shares under the 1984 shareholder's resolution to allot 0.5% of the issued capital to employee benefit vehicles.

In 1988 Lend Lease established the Lend Lease Employee Share Acquisitión plan (ESAP) as an employee reward scheme. ESAP was established to prospectively replace EIT as the principal employee share plan of the Group in Australia. Other plans have subsequently been established. The details of the employee share plans including ESAP are set out on page 59.

Access to the Lend Lease Foundation is another important employee benefit. Established in 1983, the Foundation's programs are administered by employee trustees. The programs do not affect Group profitability as they are effectively funded by distribution from the RBF and the EIT. The distribution from the trusts and the cost of providing benefits to employees are reflected in the Statement of Financial Performance.

Long Term Incentive Plan

Lend Lease's current Long Term Incentive Program (LTIP) for Senior Executives was introduced and approved by the Board in 1999 and was updated and extended in 2001 and in 2002.

The LTIP is in the form of a dollar figure 'grant' which is notionally 'invested' over time to deliver value depending on:

- whether the Executive remains with the Company – if the Executive resigns before vesting, the grant will lapse;
- whether performance hurdles, which include a service related element, are achieved over the plan period – if the hurdles are not achieved, the grant will lapse; and
- the performance of the Lend Lease share price – the value of the grant on maturity will be determined by the rise in the Lend Lease share price since the date of the grant.

Under the LTIP, a Senior Executive's initial dollar 'grant' is normally allocated equally, or otherwise at the option of the Senior Executive or Board discretion, between:

- Performance Shares (PS) – the value of these will rise or fall with the value of Lend Lease shares; and
- Share Appreciation Rights (SAR) – these are only payable if the price of Lend Lease shares at the date of maturity is higher than the date of grant. The Senior Executive will receive nothing in respect of these if the share price is lower than the price at the date of grant.

For the purposes of the allocation, PS are attributed a value equivalent to the Lend Lease share price at the date of the allocation, while SAR are valued at approximately one third of PS, which reflects their greater risk profile.

The PS exercised during the June 2003 year had a fair value of A$5.1 million which represents the market value of the Lend Lease shares at the date of exercise. The financial effect of these incentives is accrued in the Statement of Financial Performance over the term of the Plan.

s to the Consolidated Financial Statements continued

mployees' and Directors' Compensation continued

end Lease Employee Share Plans continued

ong Term Incentive Plan continued

ummary of Stock Appreciation Rights (SAR)/Performance Shares (PS)

			Number of Lend Lease Corporation Share Equivalents [1]							
	Expiry or Exercise	Grant Price	Granted		Lapsed		Exercised [2]		Closing Balance	
rant Date	Date	A$	PS	SAR	PS	SAR	PS	SAR	PS	SAR
ly 2000	July 2005	21.08	76,840	89,646	53,719	62,672			23,121	26,974
n 2001	June 2003	16.19	521,769	688,945		688,945	521,769			
r 2001	Apr 2006	12.43	62,694	658,287					62,694	658,287
ay 2001	May 2006	14.15	53,004	61,837	53,004	61,837				
ly 2001	June 2004	11.98	308,064	359,410					308,064	359,410
ly 2001	July 2006	11.98	146,584	299,420	137,990	209,180			8,594	90,240
ly 2001	June 2004	12.49	628,816		252,096				376,720	
ly 2001	June 2004	12.60	284,993	332,492	96,519	112,605			188,474	219,887
ay 2002	June 2004	10.33	1,018,783	2,888,622	48,179	311,972	84,419		886,185	2,576,650
ly 2002	June 2005	10.50	765,442	2,679,317	137,653	482,054			627,789	2,197,263
ly 2003	June 2006	10.03	210,604						210,604	
ly 2003	June 2007	10.03	210,604						210,604	
tal number of PS/SAR			**4,288,197**	**8,057,976**	**779,160**	**1,929,265**	**606,188**	**-**	**2,902,849**	**6,128,711**

end Lease Corporation Share Equivalents represent a notional investment in Lend Lease shares. Under the terms of the LTIP no new Lend Lease shares can be issued. A detailed description of the scheme is given above.
he PS exercised during the June 2003 year had a fair value of A$5,114,897 which represents the market value of the Lend Lease shares at the date of exercise. No SAR were exercised during the year.
omparative information has not been provided, as it is not practical to do so.

35. Employees' and Directors' Compensation continued

(d) Directors' Compensation

The number of Directors of Lend Lease Corporation whose total income from the Company and related entities including fringe benefits tax, falls within the following bands:

A$000s	Company June 2003 Number	Company June 2002 Number
100 – 109		1
120 – 129	1	1
130 – 139	1	
200 – 209		1
210 – 219	1	
220 – 229		1
240 – 249	1	
250 – 259	1	1
270 – 279		1
300 – 309		1
340 – 349	1	
380 – 389	1	
390 – 399		1
460 – 469		1
1,500 – 1,509	1	
1,510 – 1,519	1	
2,090 – 2,099	1	
2,830 - 2,839		1
3,160 - 3,169		1
3,350 - 3,359		1
8,340 – 8,349	1	
Total	**11**	**12**

	Consolidated June 2003 A$000s	Consolidated June 2002 A$000s	Company June 2003 A$000s	Company June 2002 A$000s
Total income inclusive of retirement benefits, notional value of superannuation contributions to Executive Directors (if in an Australian fund), market value of matured units in the Global Reward Scheme and fringe benefit tax paid or payable to Directors of the Lend Lease Group (including Directors of subsidiary Companies) from Lend Lease Corporation and related entities	66,990	55,598	18,538	11,705
Included above are Directors' fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	1,146	1,385	1,146	1,385
Included above are consulting fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	**336**	**636**	**336**	**636**

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(e) Executives' Compensation

For the purpose of this disclosure, Executive officers are those Australian based individuals who are involved in the strategic direction and management of the Lend Lease Group. The disclosure is in accordance with the Australian Accounting Standard AASB 1034, which requires the disclosure of the number of Australian based Executive officers whose total income from Lend Lease and related entities exceeds A$100,000 within the following bands:

	Consolidated		Company	
A$000s	June 2003 Number	June 2002 Number	June 2003 Number	June 2002 Number
160 – 169	1	1		
250 – 259	1			
260 – 269		1		
280 – 289		1		
300 – 309	1			
320 – 329	1	1		
340 – 349		1		
360 – 369	1	1		
380 – 389		1		1
410 – 419	1		1	
430 – 439	3	1	1	
450 – 459		1		
460 – 469	1		1	
480 – 489		1		
520 – 529	1	1		1
530 – 539	2			
570 – 579		1		
580 – 589	1			
600 – 609		1		
610 – 619		1		1
630 – 639	1		1	
650 – 659		1		1
670 – 679		2		1
700 – 709	2		2	
760 – 769	1			
860 – 869		1		
870 – 879		1		
890 – 899	1			
960 – 969		1		
1,410 - 1,419		1		1
1,500 – 1,509	1		1	
1,510 - 1,519	1	1	1	1
2,090 – 2,099	1		1	
2,830 - 2,839		1		1
3,160 - 3,169		1		1
3,350 - 3,359		1		1
8,340 – 8,349	1		1	
Total	**23**	**25**	**10**	**10**
	A$000s	A$000s	A$000s	A$000s
Total compensation [1]	**22,955**	**22,814**	**16,835**	**15,131**

1 Total Income includes fringe benefit tax, notional value of superannuation contributions (if in the Australian Fund), market value of matured shares in employee share plans and retirement benefits paid or payable to these Executives from Lend Lease and related parties.

36. Related Party Information

Directors

The names of each person who has been a Director of the Company between 1 July 2002 and the date of this report is:

D A Crawford, Chairman	Director since 2001, appointed Chairman 29 May 2003
G A Clarke, Managing Director	Appointed Managing Director 9 December 2002
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
G G Edington	Director since 1999
P C Goldmark	Director since 1999
R E Tsenin	Director since 1997
J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in 2000, retired 29 May 2003
D H Higgins, Managing Director	Managing Director since 1995, retired 31 January 2003
A Aiello	Director since 1998, retired 31 December 2002
D J Grady	Director since 1994, retired 1 July 2002
R G Mueller, CBE	Director since 1996, retired 8 November 2002
Y H Chua, BBM	Director since 1994, retired 8 November 2002

Loans made to Directors of the Lend Lease Group

These loans relate to the private affairs of the individuals concerned and are disclosed to ensure compliance with Accounting Standard AASB 1017 Related Party Disclosures and the Australian Stock Exchange Listing Rules.

Loan Schemes

At balance date there were two interest free loans (June 2002 two) made by Lend Lease Corporation ranging from A$30,789 to A$54,474 (June 2002 A$56,536 to A$85,816) totalling A$85,263 (June 2002 A$142,352) and one loan with interest payable at 2.7% (June 2002 2%) totalling A$261,539 (June 2002 A$298,246).

Loans repaid by the following Directors during the year amounted to A$44,127 (June 2002 A$234,385).

- LS Ng and LM Ng

Included in loan repayments are amounts totalling A$nil (June 2002 A$59,385) which were forgiven as part of Executive compensation (refer Note 35(f) Directors' and Executives' Compensation).

Shareholdings of Directors of Lend Lease Corporation

At balance date, the aggregate number of issued shares held directly, indirectly or beneficially by Directors and/or Director related entities amounted to 103,500 shares (June 2002 200,999 shares). During the year 37,241 (June 2002 22,340) shares were acquired and no shares were sold (June 2002 nil).

Other Director Transactions

Transactions entered into during the year with Directors and Director related entities of Lend Lease within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available on similar transactions to other employees, customers or suppliers include: salaries and benefits from full time employment; dividends and distributions from shareholdings in Lend Lease Corporation and building services supplied by entities in the property services operations.

Ownership Interests in Related Parties and Transactions with Controlled Entities

Interests held in controlled entities and associated companies, joint ventures, partnerships and trusts, are set out in Notes 31, 32, 33 and 34 to the financial statements.

Lend Lease Corporation provides a wide range of corporate services to its controlled entities which include: administrative; advertising; accounting; employee services such as the administration of salaries and superannuation; finance; insurances; legal; public relations; company secretarial and treasury. Costs incurred in providing such services are recovered accordingly from the entities concerned.

36. Related Party Information continued

Managed Funds

All transactions between managed property trusts and Lend Lease are determined at an arm's length commercial basis and are subject to independent assessment where appropriate and approval by an independent trustee or board.

Property Trusts and Funds

Lend Lease is the fund manager for several property trusts and funds. As fund manager, Lend Lease is responsible for all management activities arising from the trust's and fund's ownership of properties. The manager is also responsible for implementing policies, monitoring the performance of each property, ensuring the return is maximised for the trusts and funds and for managing the liquid funds of the trusts and funds. For these services, Lend Lease is paid a fee in accordance with respective deeds of the trusts and funds.

	Managed Funds	
	June 2003 A$m	June 2002 A$m
Services provided by Lend Lease		
Management of trusts	169.3	157.5
Expense reimbursements to Lend Lease		
Administrative and property rental expenses	19.7	14.6

Services provided by Lend Lease comprise:

Investment management includes strategic investment advice, total asset management and investment portfolio management.

Asset management comprises property management services, property portfolio advisory services, maintenance and insurances, strategic advice and management supervision services, administration, marketing and risk management services.

Integrated Development Businesses includes property capital works, design and construction services, development and refurbishment.

37. Discontinuing Operations

On 29 May 2003, Lend Lease announced the finalisation of the REI strategic review and the Company's intention to simplify its strategy to one real estate services business (based on Bovis Lend Lease's presence around the world) with selective specialisation in real estate services and funds management in each of the major regions.

Accordingly, Lend Lease is exiting, over time, the North American real estate investments markets (both equity and debt), Asian debt markets including management of the International Distressed Debt Fund (IDDF) and other non performing loan servicing activities, certain components of it's European real estate investments business and the Global Fund management advisory business.

The following table details those businesses which have been treated as discontinuing operations. These discontinuing operations form part of Lend Lease's REI Debt and Equity business segments and are across all geographical segments (refer Note 2 Segment Reporting).

Entity/Business	Region	Entity/Business	Region
US Equity Advisory	US	Lend Lease Rosen	US
HCI	US	Rosen Consulting	US
CapMark	US	VEF series co-mingled fund platform	US
Asset Management – North America	US	Lend Lease Mortgage Capital	US
Asset Management – Mexico	US	Structured Finance	US
Debt Advisory	US	Lend Lease Agri-Business	US
Program Lending	US	Lend Lease US Office Trust	Australia
Lend Lease Hyperion JV	US	Asia Debt	Asia
HFF [1]	US	Global Fund Advisory	Global
Cordia Senior Living [1]	US	Europe Non Retail Equity	Europe
Winn Residential	US	Lend Lease Houlihan Rovers	Europe

1 Sold during the year ended 30 June 2003.

37. Discontinuing Operations continued

The date for completion of the disposals of all discontinuing operations cannot be determined at this time.

	Consolidated June 2003 A$m	June 2002 A$m
Financial Performance of Discontinued Operations		
Revenue from ordinary activities (excluding sale of operations)	610.4	740.9
Revenue from the sale of operations	15.4	
Total revenue from ordinary activities	**625.8**	**740.9**
Expenses from ordinary activities	575.0	715.0
Carrying amount of net assets of operations sold	13.6	
Disposal costs of operations sold	1.8	
Writedown of REI businesses	882.0	
Total expenses from ordinary activities	**1,472.4**	**715.0**
Share of net profit of associates accounted for using the equity method	14.1	10.1
(Loss)/profit before tax from ordinary activities	**(832.5)**	**36.0**
Income tax expense relating to ordinary activities[1]	17.4	12.7
Income tax expense relating to writeoff of future income tax benefits previously recognised in prior years	63.0	
(Loss)/profit after tax from ordinary activities[2]	**(912.9)**	**23.3**
Financial Position of Discontinued Operations		
Current assets	646.2	578.1
Non current assets	1,017.3	2,012.6
Current liabilities	280.5	294.8
Non current liabilities	139.1	167.5
Net assets	**1,243.9**	**2,128.4**
Cash Flow of Discontinued Operations		
Net cash inflow from operating activities	127.5	254.4
Net cash outflow from investing activities	(166.1)	(328.9)
Net cash inflow from financing activities	38.6	74.5
Net cash	-	-

1 The net assets of HFF and Cordia Senior Living were sold during the period resulting in nil profit before and after tax.
2 Includes A$32.1 million operating profit after tax excluding writedown of REI businesses of A$945.0 million after tax.

Sale agreements have been entered into in relation to the US Equity Advisory, Asset Management – Mexico, Debt Advisory, Program Lending, Lend Lease Hyperion JV and Lend Lease Mortgage Capital businesses for approximately US$145.5 (A$223.8 million) in relation to approximately US$144.0 million (A$221.5 million) of net assets, the value of which is largely dependent upon consents. The date for finalisation and settlement of the sale is dependant upon obtaining consents and cannot be determined at this time.

Events Subsequent to Balance Date

Since 30 June 2003, Lend Lease has sold HCI (1 July 2003), CapMark (14 July 2003) and Asset Management – North America (14 July 2003) resulting in a US$6.6 million (A$10.2 million) profit before tax, US$3.9 million (A$6.0 million) profit after tax.

The financial effect of the above transactions has not been bought to account in the financial statements for the year ended 30 June 2003.

Directors' Declaration

In the opinion of the Directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 67 are in accordance with the Corporations Act 2001, including:
   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2003 and of its performance, as represented by the results of its operations and cash flows for the year ended on that date; and
   (b) complying with Australian Accounting Standards and the Corporations Regulations 2001;
2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 20 August 2003.

Signed in accordance with a resolution of Directors:



D A Crawford
Chairman



G A Clarke
Managing Director



Independent audit report to members of Lend Lease Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes 1 to 37 to the financial statements, and the directors' declaration for both Lend Lease Corporation Limited (the "Company") and the Consolidated Entity, for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Lend Lease Corporation Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG


Lend Lease

Project photos

Full Year Results
June 2003


Lend Lease

Progress Report

Objective	Status	Comments
Implement outcome of REI Strategic Review	√	➢Exiting REI business where limited strategic fit ➢Exit process largely complete
Rationalise company's cost base	√	➢A$88M p.a. cost savings achieved
Implement capital management initiatives	√	➢Increased yield for investors ➢Commenced 10% share buyback
Strengthen management skills	√	➢Some key appointments made ➢Further key appointments imminent ➢Major management skilling initiative with London Business School and Columbia University
Deliver FY2003 forecast	√	➢A$230M PAT achieved


Lend Lease

June 2003 Full Year Result
Profit After Tax

	2003 A$M	2002 A$M
Continuing operations	198.1	174.8
Discontinuing operations:		
– REI businesses	32.1	23.3
– Westpac hedge profit	-	28.2
Total Operating Profit	230.2	226.3
Write-down of REI businesses	(945.0)	-
Reported profit/(loss)	(714.8)	226.3

- Final dividend 20 cents unfranked

Lend Lease Business Mix


Lend Lease

MAJOR GROWTH INITIATIVES TO BE IMPLEMENTED

	Asia Pacific	UK/Europe	US
FUNDS MANAGEMENT	Investment Clients (GPT/APPF/APIC/REP)		
Retail sector	Retail	Retail (Lend Lease Retail Partnership)	
Mixed use communities sector	Delfin Lend Lease Inner Urban (emerging)	Urban Regeneration (emerging)	
Defence sector		Defence Housing (emerging)	Actus Lend Lease
Health care sector		PFIs – Health (emerging)	
PROJECT & CONSTRUCTION MANAGEMENT (BOVIS LEND LEASE)		Global Markets and Clients	

June 2003 Full Year Result
Continuing Operations
Profit After Tax


Lend Lease

	2003 A$M	2002 A$M
Bovis Lend Lease	133.7	112.7
Integrated Development Services	31.6	40.6
Real Estate Investments	93.1	80.0
Non-Core Investments	22.2	25.9
Group Corporate & Treasury	(2.6)	(40.0)
Group Restructuring Costs	(32.5)	
Amortisation	(47.4)	(44.4)
Operating Profit	198.1	174.8


Lend Lease

Bovis Lend Lease
Profit After Tax


A$M
140
120
100
80
60
40
20
0
$37M
$56M
$90M
$113M
$134M
98/99
99/00
00/01
01/02
02/03
1st Half
2nd Half


Lend Lease

Bovis Lend Lease
Key Profit Drivers


A$M
700
600
500
400
300
200
100
0
40%
35%
30%
25%
20%
15%
10%
5%
22%
26%
33%
36%
$482M
$485M
$504M
$564M
June 2000
June 2001
June 2002
June 2003
Backlog GPM
Profitability Ratio


Lend Lease

Bovis Lend Lease
Outlook

- On track for 10%+ PAT growth
- Significant overhead reductions achieved
- Backlog to grow
- No growth in Realised GPM in FY 04
- Well positioned


Project photos



Bovis Lend Lease – Sector Diversity
Realised GPM by Sector 2003 FY


Lend Lease

Sectors	Asia Pacific	US	Europe
	%	%	%
Commercial/Mixed use	32	21	54
Retail	15	13	18
Residential	-	7	3
Defence	-	-	-
Health care	-	17	1
Pharmaceutical	12	8	11
Education	2	13	4
Telecommunications	17	-	-
Industrial	12	-	-
Infrastructure	3	-	-
Government	1	5	-
Other	6	16	9
	100	100	100


Project
photos

Bovis Lend Lease – Asia Pacific Sector Analysis


Lend Lease

Sectors	Realised GPM			Backlog at
	2001	2002	2003	30 June 03
	%	%	%	%
Commercial/Mixed use	29	41	32	39
Retail	11	12	15	12
Residential	6	5	-	13
Defence	-	-	-	-
Health care	3	1	-	1
Pharmaceutical	7	8	12	5
Education	1	1	2	-
Telecommunications	1	8	17	10
Industrial	21	12	12	8
Infrastructure	7	7	3	2
Government	-	1	1	-
Other	14	4	6	10
	100	100	100	100

Bovis Lend Lease – US
Sector Analysis


Lend Lease

Sectors	Realised GPM			Backlog at
	2001	2002	2003	30 June 03
	%	%	%	%
Commercial/Mixed use	26	23	21	14
Retail	9	13	13	23
Residential	10	13	7	13
Defence	-	-	-	-
Health care	12	16	17	15
Pharmaceutical	8	5	8	5
Education	9	10	13	19
Telecommunications	8	1	-	-
Industrial	-	1	-	-
Infrastructure	4	-	-	-
Government	-	6	5	6
Other	14	12	16	5
	100	100	100	100

Bovis Lend Lease – Europe Sector Analysis


Lend Lease

Sectors	Realised GPM			Backlog at
	2001	2002	2003	30 June 03
	%	%	%	%
Commercial/Mixed use	32	45	54	31
Retail	23	20	18	19
Residential	-	2	3	2
Defence	-	-	-	29
Health care	12	6	1	1
Pharmaceutical	11	10	11	5
Education	1	3	4	4
Telecommunications	2	2	-	-
Industrial	2	1	-	-
Infrastructure	1	-	-	-
Government	-	2	-	-
Other	16	9	9	9
	100	100	100	100


Lend Lease

Bovis Lend Lease
Visibility of Future Earnings

	Backlog	
	June 03	June 02
Realised:		
Within next FY	58%	62%
Within subsequent FY	24%	28%
Post 2 years	18%	10%


Project
photos

Integrated Development Services Profit After Tax


Lend Lease

	2003 A$M	2002 A$M
Delfin Lend Lease	32.0	21.5
Sale of North Lakes	11.2	
Other Asia Pacific Development	13.1	24.3
Actus Lend Lease	4.2	3.4
Sale of TresAguas	12.9	
Sale of Touchwood, Solihull	5.5	24.1
Shell Centre Provision	(10.5)	
PFI Business	(24.2)	2.2
Other/Overheads	(12.6)	(34.9)
Operating Profit	31.6	40.6


Lend Lease

Integrated Development Services Asia Pacific – Delfin Lend Lease

- Strong operating result
  - PAT up 49% to $32M
- Sale of North Lakes for PAT of $11.2M
- Well-positioned for further operating profit growth in 2004 FY:
  - 34,500 lots in Sales Backlog at 30 June '03
  - Strong pipeline to grow Sales Backlog


Project
photos

Integrated Development Services
Asia Pacific – Urban Development


Lend Lease

- $9M PAT mainly from Jacksons Landing and Newington projects
- Contribution to grow over time with new projects:
  - Victoria Harbour
  - Rouse Hill
  - Twin Waters
  - Strong pipeline


Project photos

Integrated Development Services
US – Actus Lend Lease


Lend Lease

- PAT up 24% to $4.2M
- Strong second half result:
  - Beaufort/Parris Island financial close
  - Fort Hood construction profits
- Result net of $8M after tax bidding costs


Project photos

- Fort Campbell expected to reach financial close by end 2003
- Currently bidding on a number of privatisation projects:
  - Achieved preferred bidder on US$5 billion military project in Hawaii

Integrated Development Services
Europe – PFIs


Lend Lease


Project photos

- Sectors targeted: Health care & Defence
- Strong position established in Health care sector
- Strong pipeline of bids in progress
- Reached preferred bidder on £190M Leeds Hospital project
- $26M after tax in bid costs expensed during year:
  - $11M on Health care sector bids
  - $14M on Allenby/Connaught Defence sector bid

Integrated Development Services Europe


Lend Lease

Urban Development Projects

- Good progress made on Greenwich Peninsula project:
  - Major planning approvals attained
  - First profits expected in FY06

Retail business

- Chapelfield, Norwich on track for September 2005 opening:
  - 52% let in line with target
  - Construction on schedule
  - Bulk of profits in FY06
- Lodged planning appeal on Shell project

Project photos

Real Estate Investments Continuing Operations Profit After Tax


Lend Lease

	2003 A$M	2002 A$M
Australian operations	28.4	24.4
Asian operations	4.8	(5.6)
European operations	(1.3)	(6.0)
Bluewater NOI	36.2	31.3
King of Prussia	14.4	13.0
Other investment income	10.6	9.9
Sale of Kiwi		3.2
Sale of Arrábida		9.8
Operating Profit	93.1	80.0

Real Estate Investments - Australia


Lend Lease

- Operating profits up 16% to $28M:
  - Reduced overheads
  - Reduced GPT management fees
- GPT management fee restructured to maintain market competitiveness


Project photos

- Meaningful FY04 earnings growth largely dependent on GPT performance fee
- Continued positive outlook for business


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Real Estate Investments – Asia


Project photos

- Focus on Retail sector
  - Separated APIC into retail and non-retail funds
- Good result in FY03
  - PAT $4.8M
- FY02 loss of $5.6M included Tokyu JV and S-REIT costs


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Real Estate Investments – Europe


Project
photos

- Focus on Retail sector
- FY03 result substantial improvement over FY02
- Business now integrated with retail development skills
- Focus on establishing a pipeline of opportunities

Discontinuing REI Businesses
Profit After Tax


Lend Lease

	2003 A$M	2002 A$M
Australia	1.4	0.6
Asia	(13.2)	(2.2)
Europe	4.9	(9.5)
US	69.6	71.9
Global Management overheads	(2.7)	
Operating Profit	60.0	60.8
Amortisation	(27.9)	(37.5)
Net Profit	32.1	23.3

Project photos


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Financials


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Profit After Tax Analysis

	2003 A$M	2002 A$M
Operating Profit – Continuing Businesses	145.8	110.8
Investment Income – Continuing Businesses	61.2	54.2
Discontinuing REI Operations	60.0	60.8
IBM GSA	12.1	16.8
Net Hedge Benefits	22.6	16.9
Net Interest	(11.9)	(16.1)
Net Non-Recurring Items	15.7	64.8
Amortisation	(75.3)	(81.9)
	230.2	226.3


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Profit After Tax Analysis
Net Non-Recurring Items

	2003 A$M	2002 A$M
Sale of Development Assets	29.6	24.1
Sale of REI Investments	-	13.0
Sale of Calderdale PFI interest	-	15.4
Sale of CoolSavings	-	2.4
Westpac Hedge Profit	-	28.2
Asset Write-downs	(19.8)	-
THI/Chelverton Recoveries	19.4	6.7
Group Tax Benefits/(Losses)	19.0	(25.0)
Group Restructure Costs	(32.5)	-
Net Non-Recurring Items	15.7	64.8


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REI Review – Write-down

US$M	Original Book Value	Write-downs
Equity Advisory	273	(273)
HCI	90	-
CapMark & other debt businesses	175	(72)
HFF	23	(13)
LL Mortgage Capital	41	-
Other REI businesses	98	(48)
Restructure and transaction costs		(130)
FITB		(38)
Total Write-down		(574)


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REI Review - Realisation of Value

A$M	Financial Year			
	2003	2004	2005	2006+
Estimated proceeds:				
Discontinued business platforms	15	460	-	-
Other Net Tangible Assets	-	470	15	-
Restructure & transaction costs	(10)	(190)	-	-
Net proceeds from divested businesses	5	740	15	-
Co-investments	-	60	65	285
	5	800	80	285


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Dividends

- Final dividend 20 cents per share – unfranked
- 2nd half payout ratio 73% in line with policy (60-80%)
- Revised dividend policy due to:
  - Changed investor attitudes
  - Surplus capital position, and
  - Level of Australian tax losses
- Both interim and final 2004 dividends expected to be unfranked
- Expect to maintain consistent dividends – with some growth


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Capital Management

- 10% share buyback commenced 13 June 2003
- 12.7 million shares acquired to date
  - 2.9% of shares bought back
- Seek shareholder approval at AGM to increase size of total buyback to 20%
- Suspended annual 0.5% of issued capital allocated to employee share plans

Return on Equity


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	2003	2002
➢ Return on Equity (ROE):		
– Reported operating earnings	6.5%	6.1%
– Pre-amortisation operating earnings	8.5%	8.2%

- ➢ Targeting ROE in excess of Cost of Equity (approx. 11%) over next 2-3 years
- ➢ Expect pre-amortisation ROE to exceed cost of equity in FY05


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Earnings Outlook

- A number of factors impacting on 2004 FY earnings
- 2004 FY profit after tax expected to increase to a range of A$240 million to A$250 million
- Share buybacks allow eps growth in 2004 FY of around 10%+
- Company well positioned for stronger eps growth in 2005 FY

